Amia Investments LLC

Units of Series Investing Membership Interest

USD $1,070,000

Maximum Offering: USD $1,070,000*
Target Offering: USD $2,000

Minimum Subscription: USD $2,000

THIS OFFERING STATEMENT IS AN EXHIBIT TO, IS A PART OF, AND SHOULD BE READ IN CONJUNCTION WITH, THE COMPANY'S FORM C AS FILED WITH THE U.S. SECURITIES AND EXCHANGE COMMISSION WHICH FORM C IS INCORPORATED INTO THIS COVER PAGE BY REFERENCE AS IF FULLY SET FORTH.

FOR MORE INFORMATION, PLEASE CONTACT THE COMPANY'S DESIGNATED REGISTERED FUNDING PORTAL OR DESIGNATED INTERMEDIARY:

Silicon Prairie Holdings, Inc.

The effective date of this Offering Statement is January 8, 2021

A crowdfunding investment involves risk. You should not invest any funds in this Offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the Issuer and the terms of the Offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Amia Investments LLC, a Delaware series limited liability company ("we", "us", "our", the "Issuer", or the "Company"), is Offering these securities pursuant to available exemptions from registration claimed under Section 4(a)(6) of the Securities Act of 1933, as amended (the "Securities Act"), and pursuant to Regulation Crowdfunding promulgated by the U.S. Securities and Exchange Commission (the "SEC" or "Commission") as authorized under Title III of the Jumpstart Our Business Startups Act of 2012, as amended (the "JOBS Act").

Accordingly, the Company will file a report with the Commission annually and post the report on its website, no later than 120 days after the end of each fiscal year covered by the report.

The Company may terminate its reporting obligations in the future in accordance with Rule 202(b) of Regulation Crowdfunding in the event:
    (1) the Company is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act of 1934, as amended (the "Exchange Act");

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* May be expanded up to USD $5,000,000 in the Company's sole discretion after the SEC's Regulation Crowdfunding 12-month maximum aggregate allowable offering maximum goes into effect in which case the Company's Form C and this Offering Statement would be updated and/or supplemented accordingly.

(2) the Company has filed, since its most recent sale of securities pursuant to Regulation Crowdfunding, at least one annual report pursuant to Regulation Crowdfunding and has fewer than 300 holders of record;

(3) the Company has filed, since its most recent sale of securities pursuant to Regulation Crowdfunding, the annual reports required pursuant to Regulation Crowdfunding for at least the three most recent years and has total assets that do not exceed USD $10,000,000;

(4) the Company or another party repurchases all of the Securities issued in reliance on Section 4(a)(6) of the Securities Act including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) the Company liquidates or dissolves its business in accordance with state law.

The Company's filings and reports pursuant to Regulation Crowdfunding may be viewed online at www.sec.gov.

IMPORTANT NOTICES ABOUT THE INFORMATION PRESENTED IN THIS OFFERING STATEMENT

This document is our Offering Statement (this "Offering Statement") to be presented to potential investors as part of the Company's Form C as filed with the Commission pursuant to Section 4(a)(6) of the Securities Act and Regulation Crowdfunding. This Offering Statement is not to be used for any other purpose or in any other context. This Offering Statement has been prepared for the sole purpose of providing certain information regarding an investment in the Securities of the Company by investors who qualify under Regulation Crowdfunding. It does not purport to be complete and is subject to change, correction, amendment and/or supplementation.

THIS OFFERING OF SECURITIES IS BEING MADE IN RELIANCE UPON ONE OR MORE EXEMPTIONS FROM REGISTRATION UNDER THE U.S. SECURITIES ACT AND U.S. STATE SECURITIES LAWS. THIS OFFERING STATEMENT DOES NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY IN ANY STATE OR OTHER JURISDICTION WHERE IT IS UNLAWFUL TO MAKE SUCH OFFER OR SOLICITATION IN SUCH JURISDICTION AND MAY NOT BE USED IN ANY STATE OR OTHER JURISDICTION IN WHICH AN OFFER OR SOLICITATION OF SECURITIES IS NOT AUTHORIZED.

STATEMENTS IN THIS OFFERING STATEMENT ARE MADE AS OF THE DATE HEREOF UNLESS STATED OTHERWISE, AND NEITHER DELIVERY OF THIS OFFERING STATEMENT AT ANY TIME, NOR ANY SALES HEREUNDER, SHALL UNDER ANY CIRCUMSTANCES CREATE AN IMPLICATION THAT THE INFORMATION CONTAINED HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO THE DATE HEREOF OR THAT THERE HAS BEEN NO CHANGE IN THE BUSINESS, FINANCIAL CONDITION OR PROSPECTS OF THE COMPANY SINCE THE DATE HEREOF AND/OR THE DATES REFERRED TO HEREIN. IN ADDITION, THE COMPANY IS UNDER NO OBLIGATION TO UPDATE THE INFORMATION PRESENTED HEREIN.

PROSPECTIVE INVESTORS SHOULD NOT CONSTRUE THE CONTENTS OF THIS OFFERING STATEMENT AS LEGAL, TAX OR INVESTMENT ADVICE. LEGAL COUNSEL, ACCOUNTANTS OR INVESTMENT ADVISORS HAVE NOT BEEN ENGAGED BY THE COMPANY OR ITS AFFILIATES ON BEHALF OF PROSPECTIVE INVESTORS. ACCORDINGLY, EACH PROSPECTIVE INVESTOR SHOULD CONSULT THEIR OWN LEGAL COUNSEL, ACCOUNTANT OR INVESTMENT ADVISOR AS TO LEGAL, TAX AND RELATED MATTERS CONCERNING THEIR CONTEMPLATED INVESTMENT IN THE COMPANY'S SECURITIES. IN PROVIDING THIS OFFERING STATEMENT, THE COMPANY IS NOT MAKING ANY REPRESENTATION TO ANY OFFEREE OR PURCHASER OF THESE SECURITIES REGARDING THE LEGALITY OR SUITABILITY OF AN INVESTMENT THEREIN BY SUCH OFFEREE OR PURCHASER UNDER APPLICABLE LAWS. IN MAKING AN INVESTMENT DECISION, INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE COMPANY AND THE TERMS OF THE OFFERING INCLUDING THE MERITS AND RISKS INVOLVED.

IRS Circular 230 Disclosure: To ensure compliance with U.S. Treasury Department Circular 230, Investors in the Securities are hereby notified that: (a) any discussion of U.S. Federal tax issues in this document is not intended or written by the Company to be relied upon, and cannot be relied upon by Investors in the Securities, for the purpose of avoiding penalties that may be imposed on Investors in the Securities under the U.S. Internal Revenue Code (the "Code"); (b) such discussion is written in connection with the promotion or marketing of the transactions or matters addressed herein by the Company; and (c) Investors in the Securities should seek advice based on their particular circumstances from their own independent tax advisors.

This Offering Statement amends and restates all prior versions, if any, through the latest date shown on the cover page hereof.

By receiving this Offering Statement you agree not to transmit, reproduce or make this Offering Statement or any related exhibits or documents available to any other person or entity. Your breach of this condition may cause the Company to incur actual damages of an indeterminable amount, subjecting you to potential legal liability.

Any clerical mistakes or errors in this Offering Statement are ministerial in nature and are not a material factual misrepresentation or a material omission of fact.

As there is a relatively low minimum target Offering threshold in this Offering, initial or earlier investors may bear a greater and disproportionate share of the risk factors set forth in this Offering Statement than investors who invest later or when the Company is better capitalized (See "Risk Factors").

We reserve the right to withdraw this Offering at any time and for any or no reason without notice.

We also reserve the right to issue securities of any kind at any time on terms other than the terms set forth in the Offering Statement, including, but not limited to, entering into one or more side-letters materially adjusting such terms.

This Offering Statement does not constitute an offer in any jurisdiction or to any person to whom it is unlawful to make such an offer in such jurisdiction.

An offer may be made only through the Company's registered funding portal and/or other designated intermediary and must be accompanied by a copy of this Offering Statement including Form C and all Exhibits. No other person has been authorized to give you any other information or make any representations other than those contained in this Offering Statement. If you receive other information, do not rely on it.

Our affairs may have changed materially since the date on the cover of this Offering Statement. Neither delivery of this Offering Statement nor any transactions made hereunder shall, under any circumstances, create an implication that there has been no material change in our affairs since that date.

You and/or your advisors and representatives may ask questions of, and receive answers from, our Management concerning the terms and conditions of this Offering Statement as well as our overall objectives. We also will endeavor to provide you with any additional information, to the extent we possess such information or can acquire it without unreasonable effort or expense, necessary to substantiate the information set forth in this Offering Statement.

Securities acquired through this Offering Statement may not be transferred without the express written permission of the Company or in the absence of an effective registration statement unless the prospective transferee establishes, to the satisfaction of the Company, that an exemption from registration is available. Any certificates evidencing ownership of securities offered hereby shall bear a restrictive legend to this effect.

The securities described herein should be considered a non-liquid, speculative investment. (See "Risk Factors").

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TABLE OF CONTENTS

EXHIBITS:

A: FORM OF SERIES AGREEMENT

B: FINANCIAL STATEMENTS

C: FORM OF LIMITED LIABILITY COMPANY AGREEMENT

D: PROPERTY INFORMATION

E: SUBSCRIPTION AGREEMENT AND POWER OF ATTORNEY

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THE COMPANY

The name of the Issuer of the Securities described in this Offering Statement is Amia Investments LLC, a Delaware series limited liability company (referred to herein as "we", "us", "our", the "Issuer", or the "Company").

The Company is managed and controlled by Amia Management Group LLC, a California limited liability company (our "Managing Member").

Pursuant to Section 18-215 of the Delaware Limited Liability Company Act (the "DLLCA"), the Company has established one or more Series (the "Series") pursuant to the Series Agreement and Limited Liability Company Agreement, the forms of which are in the Exhibit section of this Offering Statement.

The Series intends to invest, either directly or indirectly, in real property whereupon we intend to build multi-family residential housing units as described in the Exhibit section of this Offering Statement (the "Property" or "Properties").

Our overall objective, and that of the Series, is to buy the Property, obtain entitlements for the Property, develop the Property by constructing multi-family residential housing units thereon, lease such units to tenants over the course of a stabilization period, and then eventually exit our Property investment by selling the units to one or more real estate investors. With respect to each acquired Property, we intend to provide cash distributions to the Series Members out of cash flows and/or other revenue, capital, or other disposition of Series assets. There can be no assurance that these objectives will be achieved. (See "Risk Factors").

The Series presently anticipates acquiring interest in the Property and/or related assets as more particularly described in the Exhibit section of this Offering Statement as may be amended or supplemented from time to time. The Managing Member may also exercise its sole discretion and substitute one or more alternative Properties for acquisition as opportunities present themselves, in which case this Offering Statement shall be supplemented and/or otherwise amended accordingly.

ELIGIBILITY

The Company is organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia.

The Company is not subject to the requirement to file reports pursuant to Section 13 or Section 15(d) of the Exchange Act.

The Company is not an investment company registered or required to be registered under the Investment Company Act of 1940, as amended.

The Company is not ineligible to rely on the exemption available under Section 4(a)(6) of the Securities Act as a result of a disqualification specified in Rule 503(a) of Regulation Crowdfunding. (For more information about these disqualifications, please see the "Legal Proceedings" section of this Offering Statement).

The Company has filed with the Commission and provided to investors, to the extent required, the ongoing annual reports required by Regulation Crowdfunding during the two years immediately preceding the filing of this Offering Statement (or for such shorter period that the Issuer was required to file such reports).

The Company is not a development stage company that (a) has no specific business plan, or (b) has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies.

To our knowledge and belief, neither the Company nor any of its predecessors have previously failed to comply with the ongoing reporting requirements of Rule 202 of Regulation Crowdfunding.

COMPANY MANAGEMENT

We will be managed by our Managing Member, Amia Management Group LLC, through its Managers, B. Mohammad Mehdizadehnasrabadi and Amia Zavichi Tork. Our Managing Member currently hold 100% of the Managing Membership interest of the Company. By way of majority vote or written consent, our Managing Member may appoint and/or remove, with or without cause, other managers, officers, and/or other personnel, consultants, advisors, etc., appointed from time to time (collectively, our "Management").

Our Managing Member may fix the compensation of all Company Management which may include incentive compensation plans, etc.

Amia Management Group LLC – Managing Member

Amia Management Group LLC is a California limited liability company whose primary place of business is located in Los Angeles, California. As the Company's Managing Member, it is solely responsible for managing the business affairs of the Series. The principals of our Managing Member are set forth below:

<u>B. Mohammad Mehdizadehnasrabadi, Ph.D., PE – Manager, Amia Management Group LLC</u>

Dr. Mehdizadehnasrabadi is an industry leader with over a decade expertise in planning and pre-construction planning phase of high profile project across united states with main expertise in structural and seismic design and engineering of multi-family and high-rise residential projects. During the last decade, he has participated in planning and engineering of well-known projects and closely collaborated with many industry lead architects, engineers and property developers on the following projects:

- AEG hotel and meeting center, Los Angeles, California
- Colton apartment, 50 unit mixed use residential, Los Angeles, California
- Sylmar apartment, 50 unit mixed use residential, Van Nuys, California
- Charing Cross, 20,000 square foot, hillside custom house, West Los Angeles, California
- Califa, 50,000 square foot masonry warehouse conversion into creative office building, Los Angeles, California
- Ocean park office, 15,000 square foot residential conversion into creative office building, Los Angeles, California
- Glendale water treatment center office building, 50000 square foot type I construction, Glendale, California
- Gramercy affordable housing, 200 unit mixed used apartment complex, type 5A, 5 story wood over podium construction. Los Angeles, California
- Rose Ave, 35 unit mixed use residential, type 5A, 3 story wood over podium construction, Venice Beach, California
- Pico Robertson residential project, 5 story wood over podium construction, Los Angeles, California
- Onni Time Square residential project, 54 story concrete construction, Los Angeles, California
- Constellation park residential project, 42 story concrete construction, Los Angeles, California
- Hudson Condo residential project, 6 story wood over podium construction, Los Angeles, California
- Selma hotel project, 10 story steel moment frame over podium construction, Los Angeles, California
- Blue Sky office project,7 and 11 story buildings concrete construction, Los Angeles, California
- 2900 Wilshire residential building, 28 story concrete construction, Los Angeles, California
- Resort World hotel and Casino, 10 million square foot, 5 billion $ project, Las Vegas, Nevada
- Enterprise Casino Rancheria, Sacramento, California
- The Surf Club Four Seasons Hotel & Private Residences project, Miami, Florida
- Paramount residence, 20 story residential building, Ft Lauderdale, Florida
- MGM national harbor casino, Prince George's County, Maryland

Dr. Mehdizadehnasrabadi completed his Ph.D. in Structural Engineering from the University of Central Florida (UCF). He is a registered Professional Engineer in the State of California (PE) and Founder of Amia Engineering Firm providing engineering and construction service to greater Los Angeles Area.

<u>Amia Zavichi Tork, Ph.D., PE – Manager, Amia Management Group LLC</u>

Dr. Zavichi Tork is a visionary construction manager and co-founder of AMIA Engineering & Management. Dr. Zavichi Tork completed his Ph.D. in Civil Engineering and Construction Management from the University of Central Florida (UCF). During his Ph.D. program, he also received a graduate certificate in Applied Operations Research. He is a registered Civil Engineer in the State of California (PE), and a Certified Construction Manager (CCM). Dr. Zavichi Tork is also an instructor for Construction Management certificate program at University of California at Los Angeles (UCLA) – Extension. He is also serving as the vice president of "Iranian-American Engineers and Architects" organization. His industry experience in construction management spans over a decade and cover the following areas:

- Building information modeling
- Quantity Take-off and Cost Estimating
- Construction Planning and Scheduling
- Construction Bid advertising
- Contract Administration
- Value Engineering
- Constructability review
- Bid Analysis
- Over the last decade, Dr. Zavichi Tork has collaborated with public and private owners in all the following projects:
- Berth 167-169 Marine Oil Improvements (SHELL) Wharf Repairs
- Berth 148-149 Marine Oil Improvements (PHILIPS 66) Wharf Repairs
- Berth 240 Seawall Repair
- Rear Berths 136-139 TRAPAC Terminal Building & Main Gate
- Frank R. Bowerman Landfill, Orange County Waste & Recycling
- City public library, City of Signal Hill
- South Wilmington Grade Separation

* * * * *

We intend to recruit additional officers, managers, consultants, advisors, and other key personnel as we continue to grow. Consequently, the above list is subject to change and supplementation from time to time without notice.

PRINCIPAL SECURITY HOLDERS

The following table provides the name and ownership level of each person, as of the most recent practicable date, who is the beneficial owner of 20 percent or more of the Issuer's outstanding voting equity securities, calculated on the basis of voting power:

Name of Holder (1)(2)	Number and Class of Securities Now Held (1)	Percentage of Voting Power Prior to Offering (1)
Amia Management Group LLC	Managing Membership Interest	100.00%

FOOTNOTES TO TABLE:

(1)   To the Company's best knowledge and belief, the information provided in the referenced table is/was current as of a date that is no more than 120 days prior to the date of filing of this Offering Statement. To calculate total voting power, the table includes all securities for which the person directly or indirectly has or shares the voting power, which includes the power to vote or to direct the voting of such securities. If the person has the right to acquire voting power of such securities within 60 days, including through the exercise of any option, warrant or right, the conversion of a security, or other arrangement, or if securities are held by a member of the family, through corporations or partnerships, or otherwise in a manner that would allow a person to direct or control the voting of the securities (or share in such direction or control — as, for example, a co-trustee) they have been included in the table as being "beneficially owned". To calculate outstanding voting equity securities, we have assumed all outstanding options, if any, are exercised and all outstanding convertible securities, if any, are converted.

(2)   Amia Management Group LLC is managed and controlled by and between B. Mohammad Mehdizadehnasrabadi and Amia Zavichi Tork (see "Company Management").

BUSINESS AND ANTICIPATED BUSINESS PLAN

Series Objectives

We intend to invest, either directly or indirectly, in real property whereupon we intend to build multi-family residential housing units as described in the Exhibit section of this Offering Statement (the "Property" or "Properties"). Our investment interest in such Property or Properties may take the form of a joint venture, partnership, or membership interest in a limited liability company controlled by others.

We seek to buy the Property, obtain entitlements for the Property, develop the Property by constructing multi-family residential housing units thereon, lease such units to tenants over the course of a stabilization period, and then eventually exit our Property investment by selling the units to one or more real estate investors. With respect to each acquired Property, we intend to provide cash distributions to the Series Members out of cash flows and/or other revenue, capital, or other disposition of Series assets. There can be no assurance that these objectives will be achieved. (See "Risk Factors" and "Series Objectives, Strategies and Proposed Activities").

The Property(ies)

The Series presently anticipates acquiring interest in the Property and/or related assets as more particularly described in the Exhibit section of this Offering Statement as may be amended or supplemented from time to time. The Managing Member may also exercise its sole discretion and substitute one or more alternative Properties for acquisition as opportunities present themselves, in which case the Exhibit section shall be supplemented and/or otherwise amended accordingly.

Holdings

We may own, directly or through our affiliates, interests in real property including fixtures, attachments, personal property, etc. We also may own and/or control interests in the Property through one or more wholly- or partially-owned subsidiaries, partnerships, LLCs, fractional tenancy-in-common interests and/or joint ventures with other investors, etc. We and/or our affiliates may also own equipment, supplies and other material in connection with our planned activities.

* * * * *

For more information regarding the Company, our plans and objectives, please contact us at the address on the cover of this Offering Statement.

RISK FACTORS

A crowdfunding investment involves risk. You should not invest any funds in this Offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the Issuer and the terms of the Offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

The securities described in this Offering Statement entail certain risks that investors should consider before making decision to accept the terms of this Offering. There can be no assurance that any rate of return or other investment objectives will be realized or that there will be any return of capital. While no list of risk factors can be conceived to illuminate all possible risks, you should consider the following risk factors among others in making an investment decision:

The securities being offered are speculative and involve high risk

The Units being offered via this Offering Statement should be considered speculative involving a high degree of risk. Therefore, you should thoroughly consider all of the risk factors discussed herein. You should understand that it is possible that you could lose your entire capital contribution or investment if the Company is ultimately not successful. You should not subscribe if you are unwilling to accept the risks associated with the Company and/or its Affiliates.

This Offering Statement includes forward-looking statements

This Offering Statement includes many forward-looking statements. These forward-looking statements are subject to risks, uncertainties and assumptions, including, among other things:

- The actions of our competitors;

- Successful implementation of our objectives;

- The effectiveness of our management team;

- Effectiveness of the legal, economic, and business strategies employed by us;

- Economic, technological, and demographic trends affecting us; and

- The skills of our key personnel and Management.

We may not attempt to supplement this Offering Statement from time to time with new information with respect to our progress and we may not update or revise forward-looking statements, whether as a result of new information, future events or otherwise. In light of these risks, uncertainties and assumptions, the forward-looking events discussed in this Offering Statement might not occur.

You should rely only on the information contained in this Offering Statement. We have not authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, do not rely on it.

We are not making an offer in any jurisdiction where such is not permitted. You should assume that the information appearing in this Offering Statement is accurate as of the date on the front cover. Our business or financial condition, the results from our operations and prospects may have materially changed subsequent to that date.

Do not rely upon any of our forward-looking statements

Although we believe that any forward-looking statements set forth herein are reasonably achievable, any such statements are not to be construed as presenting the actual financial returns which will be experienced by you or a guarantee or promise of any type that the returns will be as depicted. Rather, they merely represent our judgment, as of the date of this Offering Statement, and based on the assumptions underlying these forward-looking statements, regarding the potential future economic conditions of the Company. There will be differences between the anticipated and actual results because events and circumstances frequently do not occur as expected, and those differences may be material. Additionally, since we are a unique and novel enterprise with no operating history, it is very unlikely that our operating results for any given time period can be accurately predicted even if the overall objectives for the Company are achieved. Consequently, it is possible that you may never realize any return of or from your investment.

We may pivot

There is a distinct possibility that we may pivot away from our original objectives and strategies as outlined in this Offering Statement and embark on one or more ventures or business models that we have not yet presently contemplated.

We will assume all of the general risks of associated with real estate ownership

We will be subject to the risks generally incident to the ownership of real property, including, without limitation, the following: uncertainty of cash flow to meet fixed obligations; adverse changes in general or local economic conditions; excessive building resulting in an over-supply; relative appeal of particular types of properties to tenants, lenders and investors; reduction in the cost of operating competing properties; decrease in employment, reducing the demand for properties in the area; the possible need for unanticipated renovations; adverse changes in interest rates and availability of mortgage funds; changes in real estate tax rates and other operating expenses; changes in governmental rules and fiscal policies, acts of God, including earthquakes, which may cause uninsured losses; the financial condition of tenants of the Property or Properties; environmental risks; condemnation of the Property or Properties and other factors which are beyond our control and that of our Managing Member.

Eventual liquidation or dissolution of the Series may be delayed until all purchase money loans, which we may extend to a buyer of the Property or Properties, is repaid or sold. Decreases in actual rental income from expected amounts, or increases in operating expenses, among other factors, could result in our inability to meet all our cash obligations. Any decrease in rental income received by the Series may reduce, and possibly eliminate, the amount of cash available for distribution to the Members, since operating expenses, such as property taxes, utility costs, maintenance, and insurance are unlikely to decrease significantly, and other expenses such as advertising and promotion may increase. If the income from the Property or Properties is not sufficient to meet operating expenses or debt service, we may have to dispose of the Property or Properties on disadvantageous terms in order to raise needed funds.

We will face rehabilitation and construction risks

We plan to acquire the Property or Properties and then construct multi-family residential housing units on the same. Our ability to achieve our development plans will depend upon a variety of factors, many of which are beyond our control. There can be no assurance that we will not suffer delays, which could slow our growth and/or adversely affect your interests. Our plans for the Property or Properties will involve a number of risks, including the possibility that we may experience delays in obtaining, necessary zoning, land use, building, occupancy, licensing and other required governmental permits and authorizations.

We may also incur construction costs that exceed original estimates, may not complete construction projects on schedule and may experience competition in the search for suitable development sites. We will rely on third-party general contractors. There can be no assurance that we will not experience difficulties in working with general contractors and subcontractors, which could result in increased construction costs and delays.

Further, real estate management or development is subject to a number of contingencies over which we will have little control and that may adversely affect project cost and completion time, including shortages of, or the inability to obtain, labor or materials, the inability of the general contractor or subcontractors to perform under their contracts, strikes, adverse weather conditions and changes in applicable laws or regulations or in the method of applying such laws and regulations. Accordingly, if we are unable to achieve our development plans, our business, financial condition and results of operations could be adversely affected.

We may require additional financing

To achieve our objectives, we may need to obtain sufficient financial resources to fund our development, construction and operational activities. The estimated cost to acquire, improve and construct multi-family residential housing units on the Property may substantially exceed the net proceeds we are able to obtain via this Offering. Accordingly, our success will depend on our ability to obtain additional financing on acceptable terms. We currently estimate that the net proceeds from our Offering, if all the Series Units offered hereby are subscribed, together with existing working capital and financing commitments and financing expected to be available, will be sufficient to fund our acquisition and renovation of the Property or Properties. We may from time to time seek additional funding through public or private financing sources, including equity or debt financing. If additional funds are raised by issuing equity securities, our Members may experience dilution. There can be no assurance that adequate funding will be available as needed or on terms acceptable to us. A lack of funds may require us to delay or eliminate our plans to improve the Property or Properties. See "Capitalization and Use of Proceeds".

We may utilize leverage and incur the adverse consequences of indebtedness

We will likely become subject to mortgage, construction and other indebtedness. In the event the Offering is not expanded and/or less than the full number of Units offered hereby are subscribed, we intend to finance the acquisition of property and development of the Property or Properties through mortgage financing and possibly operating leases or other financing vehicles, including lines of credit, promissory notes, etc. Our amount of mortgage indebtedness and other debt and debt related payments will be higher in proportion to our inability to raise funds through this Offering of equity Units. As a result, more of our cash flow would be devoted to debt service and related payments and we would consequently be subject to risks normally associated with such leverage.

The consequences of such leverage may include, but are not limited to, compliance with financial covenants and other restrictions that:

- Require us to meet certain financial tests and maintain certain escrows of funds;

- Require personal guarantees of our Members; and

- Limit, among other things, our ability to borrow additional funds, dispose of assets and engage in other business operations.

We may be at risk of rising interest rates

In the event we borrow money to acquire, improve and construct multi-family residential housing units on the Property or Properties, the principal amount of our indebtedness may bear interest at floating rates. In addition, indebtedness that we may incur in the future may also bear interest at a floating rate. Therefore, increases in prevailing interest rates could increase our interest payment obligations and could have an adverse effect on our business, financial condition and results of operations.

We may suffer the consequences of default and foreclosure

There can be no assurance that we will generate sufficient cash flow from operations to cover required interest, principal and any operating lease payments. Any payment or other default could cause a lender to foreclose on the Property or Properties which secures such indebtedness or, in the case of an operating lease, could terminate the lease, with a consequent loss of income and asset value to us. In certain cases, indebtedness may also be secured by a pledge of our interests in the Property or Properties. In the event of a default with respect to any such indebtedness, a lender could avoid the judicial procedures required to foreclose on real property by foreclosing on the pledge instead, thus accelerating the lender's acquisition of the Property or Properties. Further, because of possible cross-default and cross-collateralization provisions that may arise in our mortgages, our default on any of our payment obligations could cause us to lose the Property or Properties in its entirety and, consequently, cause you to lose your entire investment in the Series Units offered hereby.

We will face significant competition

The multi-family housing industry is highly competitive and will likely become even more competitive in the future. We will be competing with numerous other companies providing similar multi-family housing options. In general, regulatory and other barriers to competitive entry in the multi-family housing industry are not substantial. In pursuing our objectives, we expect to face competition in our efforts to attract and retain tenants in the multi-family housing industry. Some of our present and potential competitors are significantly larger and have, or may obtain, greater financial resources than we have access to. Consequently, there can be no assurance that we will not encounter increased competition that could limit our ability to attract residents and that could have a material adverse effect on our business, financial condition and results of operations. Moreover, our expected renovation of the Property or Properties may outpace demand for such a property in our selected local market. Due to competition, our market may become saturated. An oversupply of similar facilities could cause us to experience decreased occupancy, depressed margins and lower operating results.

We may experience difficulties managing operations

The Property will place significant demands on the management resources of our Managing Member. Our ability to manage effectively will require us to continue to expand our operational, financial and management information systems and to continue to attract, train, motivate, manage and retain key employees. If we are unable to manage the Property or Properties effectively, our business, financial condition and results of operations could be adversely affected.

We will be dependent upon our management and skilled personnel

We will depend upon the services of our Managing Member or its affiliates (See "Key Personnel"). The loss of the services of any such persons could have a material adverse effect on our business, financial condition and results of operations. We also will depend upon our ability to attract and retain management personnel who will be responsible for the day-to-day operations of our multi-family Property. If we are unable to hire qualified management personnel to operate our multi-family property, our business, financial condition and results of operations could be adversely affected.

We will be challenged with staffing and labor cost issues

We expect to compete with various multi-family housing providers in attracting and retaining qualified or skilled personnel. A shortage of managers or other trained personnel or general inflationary pressures may require us to enhance our wage and benefits packages to compete effectively for personnel. Our general and administrative expenses (which will consist primarily of staffing and labor expenses, including hiring additional staff and increasing the salary and benefits of existing staff) can be expected to increase over time as a percentage of our operating revenue. There can be no assurance that our labor costs will not continue to increase as a percentage of operating revenue. Any significant failure by us to attract and retain qualified employees, to control our labor costs or to match increases in our labor expenses with corresponding increases in revenues could have a material adverse effect on our business, financial condition and results of operations.

We may be subject to government oversight, regulation and changes in legislation

The Property may be subject to regulation and licensing by state and local agencies and other regulatory authorities. We expect to be subject to state or local building code, fire code, or certification requirements. We may be subject to periodic survey or inspection by governmental authorities. From time to time in the ordinary course of business, we may receive deficiency reports. We expect to review such reports and shall seek to take appropriate corrective action. Although most inspection deficiencies are resolved through a plan of correction, the reviewing agency typically is authorized to take action against a licensed property where deficiencies are noted in the inspection process. Such action may include imposition of fines, imposition of a provisional or conditional license or suspension or revocation of a license or other sanctions. Any failure by us to comply with applicable requirements could have a material and adverse effect on our business, financial condition and results of operations.

Regulation of the multi-family industry is evolving and our operations could also be adversely affected by, among other things, future regulatory developments. Increased regulatory requirements could increase costs of compliance with such requirements.

Our use of proceeds is discretionary and may materially vary from the estimates provided in this Offering Statement

We expect to use the net proceeds from this Offering to fund the acquisition of the Property or Properties and the development of a multi-family property and for working capital and general corporate purposes. Our management will retain broad discretion in allocating the net proceeds of this Offering. See "Company Capitalization and Use of Proceeds" and "Compensation".

We will be subject to environmental laws and related risks

Under various federal, state and local environmental laws, ordinances and regulations, a current or previous owner or operator of real property may be held liable for the cost of removal or remediation of certain hazardous or toxic substances, including, without limitation, asbestos-containing materials, that could be located on, in or under such property. Such laws and regulations often impose liability whether or not the owner or operator knew of, or was responsible for, the presence of the hazardous or toxic substances. The costs of any required remediation or removal of these substances could be substantial and the liability of an owner or operator as to any property is generally not limited under such laws and regulations and could exceed the property's value and the aggregate assets of the owner or operator. The presence of these substances or failure to remediate such substances properly may also adversely affect the owner's ability to sell or rent the property, or to borrow using the property as collateral. Under these laws and regulations, an owner, operator or an entity that arranges for the disposal of hazardous or toxic substances, such as asbestos-containing materials, at a disposal site may also be liable for the costs of any required remediation or removal of the hazardous or toxic substances at the disposal site.

In connection with our ownership or operation of the Property or Properties, we could be liable for these costs, as well as certain other costs, including governmental fines and injuries to persons or properties. As a result, the presence, with or without our knowledge, of hazardous or toxic substances at the Property or Properties could have an adverse effect on our business, financial condition and results of operations. An environmental audit, if performed on the Property or Properties, may not reveal any significant environmental liability that management believes would have a material adverse effect on our business, financial condition or results of operations. No assurance can be given that an environmental audit of the Property or Properties will reveal all environmental liabilities.

We will face lawsuits and liability risks

Our business entails an inherent risk of liability. In recent years, participants in the multi-family housing industry have become subject to an increasing number of lawsuits alleging negligence or related legal theories, many of which involve large claims and significant legal costs. We will likely, from time to time, become subject to such suits as a result of the nature of our business. We expect to maintain insurance policies in amounts and with such coverage and deductibles as we believe are adequate, based on the nature and risks of our business, historical data and industry standards. However, we may not be able to obtain or maintain adequate levels of insurance.

There can be no assurance that claims will not arise which are in excess of our insurance coverage or are not covered by our insurance coverage. A successful claim against us not covered by, or in excess of, our insurance could have a material adverse effect on our financial condition and results of operations. Claims against us, regardless of their merit or eventual outcome, may also have a material adverse effect on our ability to attract residents or continue our business and would require management to devote time to matters unrelated to the operation of our business. In addition, our insurance policies will be renewed annually and there can be no assurance that we will be able to continue to obtain liability insurance coverage in the future or, if available, that such coverage will be available on acceptable terms.

We shall be under the control of our Managing Member

All of the Series Units of Managing Membership Interest (voting equity) in the Series is owned by Amia Management Group LLC, a California limited liability company (our Managing Member) which, in turn, is owned and/or controlled by and between our key personnel and/or their affiliates (See "Key Personnel"). As a result, such persons will have significant influence over all matters requiring approval concerning our business. Aside from limited consent rights, the Series Investing Members will have no control over the affairs of the Series.

You may have limited recourse against our Managing Member

Our Managing Member is accountable to the Series Investing Members as a fiduciary, and is required to exercise good faith in handling the affairs of the Series. However, the Series Agreement provides our Managing Member, including all other managers or officers, shall not be liable to the Series or Series Investing Members for any loss or liability incurred in connection with the affairs of the Series, so long as such loss or liability did not result from willful misconduct or gross negligence, and also provides that certain losses that our Managing Member may incur shall be paid from Company assets. Therefore, an Series Investing Member may have a more limited right of action against our Managing Member than they would have had absent these provisions in the Series Agreement.

Our Managing Member and our Key Personnel have conflicts of interest

There are conflicts of interest inherent in the activities of the Series. Our Managing Member and/or its affiliates may act in a similar capacity for other LLCs or partnerships involved in the multi-family housing industry. For example, our Managing Member (See "Key Personnel") may become or be associated or affiliated with the management, marketing or ownership of a multitude of other multi-family housing properties personally or otherwise.

Our Managing Member, affiliates and/or Key Personnel intend to manage other multi-family housing property acquisition or development LLCs or partnerships and plan to own and operate other multi-family housing properties on its own behalf and on behalf of others. Also, although we do not currently anticipate problems, any additional responsibilities taken on by our Managing Member, affiliates and/or Key Personnel may cause them to devote less time to the business of the Series and the Property or Properties than may be necessary for optimal performance. In addition, our Managing Member may hold Units in the Series as an Series Investing Member.

Certain services to be provided to the Series, such as legal, accounting, marketing, operations, maintenance, project origination and technical or consulting services, may be performed by our affiliates or related parties under common control. For example, the Series may enter into a property management contract with an affiliate owned or controlled by our Managing Member (see "Key Personnel"). We will strive to ensure that such services will be performed at rates believed to be comparable to rates charged by other independent non-affiliated companies for similar services. However, there is the possibility that our affiliates or related parties may realize a profit even though you do not realize a profit on your investment.

Conflicts of interest for the individual members of our management team and others associated with the Series by way of contract may also arise. Such individuals, either directly or indirectly, may provide services to other multi-family housing properties or projects and may engage in real estate acquisition and development for their own account and the account of others. All of these activities may result in conflicts of interest.

You should seek out independent legal advice

Neither we nor our attorneys intend to give you any legal advice or counsel whatsoever. This Offering Statement is not legal advice. We strongly recommend you consult with your legal advisors regarding the inherit risks of the Series before investing.

We will not be diversified

Since our primary asset will be the Property or Properties, the benefits of diversification over a broad range of properties will not be realized.

There is no liquid market for our Units

You must assume the risks of purchasing an illiquid asset. Transferability of the Series Units is limited and there is no guarantee of any market for the Series Units. Consequently, you should not expect to be able to readily liquidate your Units.

Revenue distributions may not be possible due to unavoidable delays

There are a number of factors that could cause a delay in the beginning or continuance of revenue distributions to you, including, but not limited to, title defects, construction or renovation delays, delays in closing, problems getting the Property or Properties operational, staffing or labor issues, demand for the Property or Properties by residents, the overall multi-family housing market, acceptable price considerations, debt service, regulatory or environmental concerns, etc.

The amount and frequency of distributions will depend primarily on the net cash receipts from the operations of the Property or Properties after accounting for the costs of operations.

It is our intention to make distributions on a monthly basis. However, there are no guarantees or assurances of when cash distributions will commence or as to the amount of such distributions, if any.

Our forecasts are reliant upon hypothetical projections and lack independent review

Projections utilized by the Series to extol the merits of our business plan are based on assumptions believed to be reasonable. However, any such projections are strictly hypothetical in nature, and there is no assurance or guarantee expressed or implied that results of the Property or Properties or Company will be similar to the projections, or that you will realize a profit on your investment in the Series Units or any return of capital whatsoever.

There has been no independent economic review made of the merits of an investment in our Units. If you acquire Units without independent evaluation of our Units or the hypothetical projections and their underlying assumptions, you assume the risk that the actual results of our activities may be significantly or materially different than those shown in the projections, and the risk that you may lose your entire capital contribution.

We are a new business enterprise lacking an operating history

We lack an operating history. As a result, we are subject to all the risks and uncertainties characteristic of a new business enterprise, including the substantial problems, expenses and other difficulties typically encountered in the course of establishing a business, organizing operations and procedures, and engaging and training new personnel. The likelihood of our success must be considered in light of these and other potential problems, expenses, complications, and delays.

This Offering is not registered under securities laws

This Offering has not been registered under the U.S. Securities Act of 1933, as amended, nor registered under the securities laws of any state or other foreign jurisdiction. We do not intend to register this Offering at any time in the future. Thus, you will not enjoy any benefits that may have been derived from such a registration and corresponding review by regulatory officials. You or your representatives must make your own decision as to investing in the Series with the knowledge that regulatory officials have not commented on the adequacy of the disclosures contained in this Offering Statement or on the fairness of our Offering. The lack of registration of the Offering may also significantly restrict the transferability of the Series Units.

This Offering may be integrated with other Offerings

We anticipate our Managing Member will organize other limited liability companies, partnerships or ventures during its existence related to the development of new multi-family housing properties. Any two or more of such programs could be found by the SEC, a state securities regulatory agency, or any other party to constitute a single Offering of securities, which finding could lead to a disallowance of exemptions from registration for the sale of Units in the Series. Such a finding could give rise to various legal actions brought by federal or state regulatory agencies, Series Investing Members, or others.

Estimated costs are not certain

Costs to be borne by us for the development of our intended multi-family housing Property cannot be ascertained with certainty. Estimates of such costs have not been determined by an independent process, but are believed to be reasonable and consistent with such costs for similar multi-family housing properties.

Due to the competitive nature of the multi-family housing market and due to our dependence on the resources of the selected contractors or other independent contractors, there is no assurance that such services might be obtained at costs either higher or lower than those paid by us.

We may experience cost overruns. While we hope to have extra funds on hand to cover cost overruns that result from complications, there can be no assurance that such amounts, if any, will be sufficient to cover such costs. However, excessive costs of construction or operations due to complications may cause the Property or Properties to become commercially unproductive, necessitating its eventual sale.

We may assume risks associated with participating in joint ventures or other partnerships

There is a chance we may acquire partial or fractional ownership in the intended Property in joint venture, joint tenancy, or in partnership relationship between ourselves (as either a general or limited partner or as a member of a LLC) and other real estate or multi-family housing companies or investors who may or may not be affiliated with the Series. Such relationships may involve risks not otherwise present. These include risks associated with the possibility that our co-venturer(s) or partner(s) might become bankrupt, that such co-venturer(s) or partner(s) may at any time have economic or business interests or goals that are inconsistent with those of ours, or that such co-venturer(s) or partner(s) may be in a position to take action contrary to our instructions or requests or contrary to our policies or objectives. We may relinquish control of such a joint venture or partnership and the Series may receive a disproportionate share of profits from such a relationship. Actions by a co-venturer or partner might have the result of subjecting assets owned by the joint venture or partnership (which may include the Property or Properties) to liabilities in excess of those contemplated by the terms of the joint venture or partnership or might have other adverse consequences for us.

We may enter into one or more side letters

The Company on its own behalf or the Managing Member on behalf of the Company, without the approval of any other Member or any other person, may enter into a "side letter" (see "Select Definitions") to or with one or more Members or other Persons and/or Unit holders. Side Letters may materially waive or modify the application of, or grant special or more favorable rights with respect to, any provision of this Offering Statement, the Limited Liability Company Agreement, the Series Agreement, a Subscription Agreement, Unit preference or Unit provision. Existing or potential investors entering into such arrangements may comprise, for example, individuals, broker-dealers, insurance companies, registered investment companies, private funds, trusts, non-profit organizations and charitable organizations, pension plans, banking or other financial institutions, state or municipal government entities and sovereign wealth funds.

The Company is not limited in its ability to enter into any side letters and will not be obligated to (and does not intend to) disclose the terms of such side letters in the event they exist, including, without limitation, the identity of the parties thereto, to any Member, save where the types of such terms and types of investors are required to be disclosed for regulatory purposes. (See "Material Agreements")

We may be subject to other risks

The foregoing represents our best attempt to identify the various risks you may be exposed to by subscribing to this Offering. This Offering Statement does not purport to be complete and may not adequately cover all activities in which we may become engaged or all the risks the Company will be subject to, either directly or indirectly, as a result of pursuing our objectives. You are encouraged and entitled to ask questions of and receive answers from our Management to assess the merits and risks of the Securities offered hereby.

THE OFFERING

PURPOSE

The proceeds obtained by the Series from the Offering of Units will be budgeted for investing in a Property and costs incurred by the Series for organization, marketing and operations.

ESTIMATED USE OF PROCEEDS

The capital proceeds derived from the sale of Series Units will be used to finance the Series' investing in a Property as well as other associated costs with this Offering and the operation of the Series as set forth below, some or all of which may be paid to Affiliates. These expenses may include such items as lease expenses, brokerage fees, technical evaluation, engineering and geological consulting, legal counsel, accounting expenses, administration, printing, overhead, distribution, marketing, business development, advisory services, due diligence expenses, retail sales commissions and/or finder fees, re-working the Property, etc.

Inasmuch as it is impossible to predict exact costs and expenses necessary to conduct the business of the Series, actual expenditures could vary substantially and materially from the following estimated use of proceeds.

The Managing Member reserves the right to materially modify this proposed allocation, which presumes the placement of Series Units, at any time in light of changing facts and circumstances or market conditions in its sole and absolute discretion:

Inasmuch as it is impossible to predict exact costs and the expenses necessary to conduct the business of the Company, actual expenditures could vary substantially and materially from the following estimated forecasts:

	If Target Offering Amount Sold	If Maximum Amount Sold*
Total Proceeds:	$2,000	$1,070,000
Less: Offering Expenses		
Costs of Capital: Sales Commissions, Finder Fees, Portal Fees, and/or Offering Marketing Allowances	$100	$107,000
Net Proceeds:	$1,900	$963,000
Use of Net Proceeds		
Property Acquisition	$1,900	$963,000
Total Use of Net Proceeds:	$1,900	$963,000

---

*May be expanded up to USD $5,000,000 in the Company's sole discretion after the SEC's Regulation Crowdfunding 12-month maximum aggregate allowable offering maximum goes into effect in which case the Company's Form C and this Offering Statement would be updated and/or supplemented accordingly.

CLOSING AND DELIVERY OF SECURITIES

The initial Closing of the Offering shall occur upon the earlier to occur of either (a) five (5) days after subscriptions of at least USD $2,000 (the "Target Offering" amount) have been received by the Company, or (b) 30 days after the date on the cover of this Offering Statement (the initial "Closing Date" or initial "Deadline"). The Closing Date and/or Deadline may be extended at any time.

At least 48 hours prior to a Closing Date or Deadline, you will receive a notification via email stating either (a) your subscription has been accepted and will thereafter be electronically recorded in the Company's books and records, or (b) your subscription is being refunded.

After the initial Closing Date or initial Deadline, subsequent Closings may occur on a rolling basis in the Company's sole discretion.

CANCELLATION POLICY

NOTE: You may cancel your investment commitment (subscription) until 48 hours prior to the Deadline identified in these Offering materials (see above).

Our intermediary will notify you when the Target Offering amount has been met.

If we reach the Target Offering amount prior to the Deadline identified in the Offering materials (see above), we may close the Offering early if we provide notice about the new Offering Deadline at least five (5) business days prior to such new Offering Deadline (absent a material change that would require an extension of the Offering and reconfirmation of your investment commitment).

If you do not cancel your investment commitment (subscription) before the 48-hour period prior to the Offering Deadline, the funds will be released to the Company upon Closing of the Offering and you will receive securities in exchange for your investment.

If you do not reconfirm your investment commitment (subscription) after a material change is made to the Offering, your investment commitment (subscription) will be cancelled and your committed funds will be returned.


OWNERSHIP AND CAPITAL STRUCTURE


THE OFFERING

The following statements summarize your rights and privileges as a holder of Series Units. The following summary does not purport to be complete and is subject to the Delaware Limited Liability Company Act, as amended (the "DLLCA"), the Company's Limited Liability Company Agreement, and the Series Agreement.

Units of Series Investing Membership Interest

The rights and duties of Series Investing Members is set forth generally in the Company's Limited Liability Company Agreement (See Exhibit "C" of this Offering Statement) and specifically in the Series Agreement establishing the Series included in Exhibit "A" of this Offering Statement. Liability of a Series Investing Member for the Series' debts and obligations will not exceed that Member's Capital Contributions, their share of Series assets, and the return of any part of their Capital Contribution. While we contemplate issuing up to the number of Units in the Series as set forth in the Series Agreement attached hereto as Exhibit A, under the Company's Limited Liability Company Agreement we may issue any number of Units as deemed necessary to enable us to achieve our objectives. See "Risk Factors – Units Are Subject to Dilution". Any Units not sold to Series Investing Members will be retained by the Managing Member.

MODIFICATIONS OF OFFERING TERMS

The terms of the securities being offered may be modified through one or more Side Letters. A "Side Letter" is any informal written agreement or letter of understanding entered into by the Company with one or more Members or other Persons which may materially obligate the Company and/or modify the terms of this Offering, a Member's Subscription Agreement, Units, Units, and/or rights and obligations under the Limited Liability Company Agreement, the Series Agreement, or entitle such Member or other Person to rights and/or preferences which may be materially different than the terms contemplated by this Offering Statement.

RESTRICTIONS ON TRANSFER OF THE SECURITIES BEING OFFERED

The Securities being offered may not be transferred by any purchaser of such Securities during the one year period beginning when the Securities were issued, unless such Securities are transferred:
(1) to the Issuer (the Company);
(2) to an accredited investor;
(3) as part of an Offering registered with the U.S. Securities and Exchange Commission; or
(4) to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

NOTE: The term "accredited investor" means any person who comes within any of the categories set forth in Rule 501(a) of Regulation D, or who the seller reasonably believes comes within any of such categories, at the time of the sale of the securities to that person.

The term "member of the family of the purchaser or the equivalent" includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of the purchaser, and includes adoptive relationships. The term "spousal equivalent" means a cohabitant occupying a relationship generally equivalent to that of a spouse.

DESCRIPTION OF THE ISSUER'S SECURITIES

The following statements summarize your rights and privileges as a holder of Series Units. The following summary does not purport to be complete and is subject to the Delaware Limited Liability Company Act, as amended (the "DLLCA"), the Company's Limited Liability Company Agreement, and the Series Agreement.

Units of Series Investing Membership Interest

The rights and duties of Series Investing Members is set forth generally in the Company's Limited Liability Company Agreement (See Exhibit "C" of this Offering Statement) and specifically in the Series Agreement establishing the Series included in Exhibit "A" of this Offering Statement. Liability of a Series Investing Member for the Series' debts and obligations will not exceed that Member's Capital Contributions, their share of Series assets, and the return of any part of their Capital Contribution. While we contemplate issuing up to the number of Units in the Series as set forth in the Series Agreement attached hereto as Exhibit A, under the Company's Limited Liability Company Agreement we may issue any number of Units as deemed necessary to enable us to achieve our objectives. See "Risk Factors – Units Are Subject to Dilution". Any Units not sold to Series Investing Members will be retained by the Managing Member.

Organization

Amia Investments LLC (the "Company") is organized as a Delaware series limited liability company pursuant to Section 18-215 of the Delaware Limited Liability Company Act (the "DLLCA"). The DLLCA enables the Company to establish or provide for the establishment of one or more designated series of members, managers, Membership Interests, or assets that: (1) have separate rights, powers, or duties with respect to specified property or obligations of the Company or profits and losses associated with specified property or obligations; or (2) have separate business purposes or investment objectives. Furthermore, a series established by the Company may carry on any business, purpose, or activity, whether or not for profit, that is not prohibited by law. The DLLCA also provides that, notwithstanding any other law and notwithstanding any other provision of the DLLCA, but subject to Section 18-215: (1) debts, liabilities, obligations, and expenses incurred, contracted for, or otherwise existing with respect to a particular series shall be enforceable against the assets of that series only, and shall not be enforceable against the assets of the Company generally or any other series; and (2) none of the debts, liabilities, obligations, and expenses incurred, contracted for, or otherwise existing with respect to the Company generally or any other series shall be enforceable against the assets of a particular series.

The Company is managed by Amia Management Group LLC, a California limited liability company (the "Managing Member"), who holds 100% of the management series Membership Interest (i.e., rights to govern, control, etc.) of the Company and, unless otherwise provided in a given Series Agreement, in each series established as well.

The rights and duties of the Managing Member are more particularly described in Article IV of the Company's Limited Liability Company Agreement which is included in Exhibit "C" of this Offering Statement.

The rights and duties of Series Members (including both the Managing Member and the Series Investing Members) is set forth in the Company's Limited Liability Company Agreement (See Exhibit "C" of this Offering Statement) as well as in the Series Agreement establishing the Series included in Exhibit "A" of this Offering Statement.

The Company and the Series is organized so as not to be deemed an "investment company" as that term is defined under the Investment Company Act of 1940 (the "1940 Act"). Specifically, the Series is structured so as to be excluded from the definition of "investment company" pursuant to Section 3(c)(5) of the 1940 Act.

No more than 500 Series Investing Members will be admitted into the Series, regardless of the number of Units purchased.

The Series will attempt to place its Units with only "accredited investors" as such term is defined in Rule 501(a) of Regulation D of the Securities Act of 1933, as amended (the "Act"), and/or with otherwise "sophisticated" investors (i.e., those who possess sufficient knowledge and experience in business and/or financial matters (or are represented by such a person) such that they are capable of evaluating the merits and risks of investing in the Units), pursuant to an exemption from registration under Rule 506(b) of the same. The Series will also attempt to privately place its Units with only "qualified purchasers" as defined in Section 2(a)(51)(A) of the 1940 Act pursuant to Section 3(c)(7) of the same. In any case, the Series will endeavor to limit participation to investors who have a fundamental understanding of the real estate business.

VALUATION

The Offering price for the securities offered pursuant to the Company's Form C and Offering Statement has been determined arbitrarily by the Company, and does not necessarily bear any relationship to the Company's book value, assets, earnings or other generally accepted valuation criteria.

The value of our Units is likely based on the principal of the Unit and no other valuation methodology. The return on investment for each Unit is based on the creditworthiness of the Company and its ability to repay which is materially dependent upon successful execution of our business plan as well as other various market factors outside of the Company's control. The value of the Units do not bear any relationship to the Company's book value, assets, earnings or other generally accepted valuation criteria.

RISKS RELATED TO MINORITY OWNERSHIP IN THE COMPANY

If you purchase a Unit from the Company you will not have any voting rights. Thus, you will have no ability to control or influence the governance and operations of the Company. The marketability and value of the Unit will depend upon many factors outside your control and the Company's control. managers and officers (our "Management"). The Company will be governed in accordance with the strategic direction and decision-making of our Management. As a holder of one or more Units, you will have no independent individual or collective right to name or remove an officer or member of the Management of the Company. Following your investment in one or more of the Company's Units, the Company may sell additional securities or borrow funds from other lenders some or all of which may have better repayment terms, may be secured by specific collateral and/or may have senior rights to those associated with your Unit. Your Unit may be subordinate to the rights of such other lenders. The amount of additional financing needed by the Company, if any, will depend upon the maturity and successful execution of the Company's business plan.

RISKS RELATED TO CORPORATE ACTIONS, ISSUANCES OF ADDITIONAL SECURITIES, SALE OF THE COMPANY OR ITS ASSETS, ETC.

We are presently intending to sell Units of Series Investing Membership Interest in the Series described in Exhibit A of this Offering Statement at a price of USD $2,000 per Unit (the "Offering").

This Offering may be increased in the Managing Member's sole discretion, selling more than the specified number of Units to handle oversubscriptions, cost overruns, or for other purposes. Such action may have a dilutive effect on your percentage interest in the Series and your interest in the allocation of revenue, capital, or other disposition of Series assets, after expenses. Any Units not sold to Series Investing Members will be retained by the Managing Member.

No minimum number of Units need be sold. Funds will not be escrowed. Funds shall be immediately available for use by the Managing Member to implement the Series' objectives as described herein.

This Offering will begin on the date on the cover page of this Offering Statement and will continue until all of the Series Units are sold or until the Offering is terminated by the Managing Member or until the number of investors in the Series reaches 500 persons.

The minimum investment is 1 Unit (USD $2,000). However, we reserve the right to accept lesser amounts from qualified persons.

We reserve the right to reject or refund any subscription for any or no reason in whole or in part. If your subscription is rejected, your funds will be returned to you without interest earned.

After receiving and processing your paperwork and your funds, we will send you written confirmation. This will notify you of the extent, if any, to which your subscription has been accepted by the Series.

MATERIAL TERMS OF THE COMPANY'S INDEBTEDNESS

Creditor(s)	Amount Outstanding	Interest Rate	Maturity Date	Other Material Terms
Amia Management Group LLC (1)	$10,000	0.00%	See Footnote 1	See Footnote 1

Footnotes to table:
  (1) Amia Management Group LLC, an Affiliate of our Management, has agreed to defer repayment of this loan from the proceeds of this Offering. (See "Management" and "Risk Factors").

OTHER EXEMPT OFFERINGS CONDUCTED BY THE COMPANY IN THE PAST THREE YEARS

While the Company is newly-formed and has not yet itself previously attempted to raise capital, prior to the date on the cover of this Offering Statement certain of our Affiliates may have conducted one or more private placement Offerings of equity and/or debt securities. We believe the placement of such securities were conducted in compliance with existing U.S. federal and state securities laws and exemptions from registration. However, any one or more of such placements of such securities could be found by the SEC and/or one or more state securities regulatory agencies to have not been conducted in accordance with the requirements of available exemptions and/or constitute a single Offering of securities, which finding could lead to a disallowance of exemptions from registration. Such could give rise to various legal actions against our Affiliates brought by U.S. federal or state regulatory agencies and/or private litigants. In such event there can be no assurance that such proceedings would be settled in our favor or that such may not adversely affect us.

RELATED-PARTY TRANSACTIONS

Transactions between the Company and Affiliates, including individuals or entities related to our Management, can cause conflicts of interest to arise. Such related parties have interests that may differ in certain respects from our interests and those of yours. You should recognize that relationships and transactions of the kinds described below involve inherent conflicts between your interests and/or that of the Company and those of the parties related to our principals, and that the risk exists that we will not always resolve such conflicts in a manner that favors you or us. In addition, other transactions or dealings may arise in the future that could cause conflicts of interest. In our name or through our affiliated entities, and in connection with the operation of our various business activities, we have entered into or are otherwise party to contracts or transactions with related parties. To review copies of any such contracts or agreements, please contact us.

FINANCIAL CONDITION OF THE COMPANY

OPERATING HISTORY

The Company is newly formed and does not have an operating history. We are dependent upon the proceeds of this Offering and/or other Offerings or capital sources to commence operations.

DESCRIPTION OF FINANCIAL CONDITION OF THE COMPANY

You should read our financial statements and the related notes and other financial information included the Exhibit section of this Offering Statement. You also should review the "Business and Anticipated Business Plan" and "Risk Factors" sections of this Offering Statement for a discussion of important factors that could cause actual results to differ materially from the results described in or implied by any forward-looking statements contained in this Offering Statement.

FINANCIAL INFORMATION

Our Management has prepared un-audited, un-reviewed financial statements for the Company through December 18, 2020. We believe such statements are materially correct. Such statements are included in the Exhibit section of this Offering Statement. In the event audited financial statements become available, this Offering Statement shall be amended and/or supplemented accordingly.

OTHER MATERIAL INFORMATION

SOURCES OF INFORMATION

This Offering Statement contains summaries of and references to certain documents which are believed to be accurate and reliable. Complete information concerning these documents is available for your inspection or your duly authorized financial consultants and advisors. All documents relating to the Company, our objectives and our current activities will be made available to you or your representatives at our offices by appointment. In some cases, a confidentiality agreement must be signed. Our Management is available by telephone or by appointment to provide answers to questions concerning our current plans. NO REPRESENTATIVE HAS BEEN AUTHORIZED TO GIVE YOU ANY INFORMATION OTHER THAN THAT SET FORTH IN THIS OFFERING STATEMENT.

REPRESENTATIONS

This Offering Statement has been prepared to provide you with information concerning the risk factors, terms and proposed activities of the Company and to help you make an informed decision before subscribing for the Units. However, neither the delivery of this Offering Statement to you nor any transaction made hereunder shall create any implication that there has been no change in our affairs since the date on the cover of this Offering Statement. Also, there are terms used throughout this Offering Statement which may be unfamiliar to some readers. Please refer to the definitions at the end of this Offering Statement.

Any clerical mistakes or errors in this Offering Statement are ministerial in nature and are not a material factual misrepresentation or a material omission of fact.

The Company has not retained independent counsel for prospective investors in this Offering. Attorneys assisting in the preparation of this Offering Statement represent only the Company and do not represent any individual Member, officer, manager, manager, investor, note Holder, or prospective investor.

This Offering Statement does not constitute an offer or solicitation to anyone in any state or jurisdiction in which such an offer or solicitation is not authorized. Any reproduction or distribution of this Offering Statement in whole or in part or the divulgence of any of its contents without our prior written consent is strictly prohibited. By accepting delivery hereof, you agree to return this Offering Statement and all associated documents to the Company to the address on the cover unless you subscribe for the Units.

We reserve the right to withdraw this Offering in our sole discretion for any or no reason.

The Company's securities described in this Offering Statement are offered in reliance upon an exemption from registration under the U.S. Securities Act of 1933, as amended, and other applicable U.S. federal and state law exemptions. Accordingly, the Units are deemed "restricted securities" as such term is defined under U.S. federal and state securities laws, and cannot be subsequently sold or transferred without registration or reliance, to the satisfaction of counsel for the Company, that an exemption from registration is available. You should be aware that no market for the Units presently exists and there can be no assurance that a market will ever materialize.

We are not registered as an "investment company" as such term is defined under the Investment Company Act of 1940, as amended. To the extent such statute applies to us, if at all, we are relying upon exemptions available to companies under Section 3(c)(1) of the Investment Company Act of 1940, as amended, and other applicable U.S. federal and state law exemptions.

We are not currently subject to ongoing information disclosure requirements of the Securities and Exchange Act of 1934, as amended, and most likely will not be subject to such requirements after the completion of this Offering. Accordingly, we are not required to provide annual reports. However, we plan to keep investors apprised of the Company's activities and progress from time to time.

This Offering Statement does not purport to be complete. Throughout this Offering Statement reference is made to certain information not contained in this document. If you wish to read the referenced material, we will attempt to provide it for you so long as procuring such information is not unduly expensive or burdensome. Please call us at our main telephone number (see cover page) to inquire about referenced information.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

Some of the information in this Offering Statement may contain forward-looking statements. Such statements include, in particular, statements about our plans, strategies and prospects. You can generally identify forward-looking statements by our use of forward-looking terminology such as "may", "will", "expect", "intend", "anticipate", "estimate", "believe", "continue", or other similar words. Although we believe that our plans, intentions and expectations reflected in such forward-looking statements are reasonable, you should not rely upon our forward-looking statements because the matters they describe are subject to known and unknown risks, uncertainties and other unpredictable factors, many of which are beyond our control. These forward-looking statements are subject to various risks and uncertainties, including, but not limited to, those discussed above under "Risk Factors", that could cause our actual results to differ materially from those projected in any forward-looking statement we make. We do not anticipate to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

COMPETITION

The market for real estate investment and Property acquisition is highly competitive, fragmented and rapidly changing.

DESCRIPTION OF PROPERTY

We currently utilize office space of our Affiliate, Amia Management Group LLC, located in Los Angeles, California, USA.

MATERIAL AGREEMENTS

The Company has entered into, will enter into, and/or is otherwise a party to various material contracts with Affiliates and/or third parties. We will make copies of all such contracts available to you for inspection at our corporate offices in Los Angeles, California, at normal business hours or via electronic file sharing upon reasonable request. In some cases, some agreements may be redacted or withheld. We may also require you to enter into a confidentiality agreement as a condition. Also, subsequent to the date of this Offering Statement, we may enter into one or more side letters with Members. "Side letters" mean any informal written agreement or letter of understanding entered into by the Company with one or more Members or other Persons which may materially obligate the Company and/or modify the terms of this Offering, a Member's Subscription Agreement, Units, Units, and/or rights and obligations under the Limited Liability Company Agreement, the Series Agreement, or entitle such Member or other Person to rights and/or preferences which may be materially different than the terms contemplated by this Offering Statement. The Company is under no obligation to supplement this Offering Statement with a description of any future side letters to which it may become a party. As of the date of this Offering Statement, to our knowledge we are not a party to any side letters.

COMPENSATION

The Series' Managers, our Managing Member and/or their Affiliates, including our Key Personnel or consultants, will be paid compensation in connection with their management of Series affairs. Such persons are also eligible for reimbursement for general and administrative costs and expenses, due diligence, market research, and pre-acquisition research costs in connection with the pursuit of the Series' objectives (See "Series Capitalization and Estimated Use of Proceeds"). Managers of the Company and/or Affiliates of the Managing Member may receive salaries or other forms of compensation out of the net proceeds of this Offering or the Series revenue, capital, or other disposition of Series assets or working capital reserves for services performed on behalf of the Series so long as such services are provided on terms and conditions no less favorable to the Series than can be obtained from independent third parties for comparable services in the same location. Such services may include, but are not limited to, legal, accounting, investor relations, communications, administrative support, etc. See "Conflicts of Interest."

Other fees and costs associated with the Series' planned investment activities may include, but not be limited to, the following (some or all of which may be paid to Affiliates of our Managing Member):
- Costs of administering each Series and the Company as a whole;
- Costs of Property development including, but not limited to, any and all costs of acquisition, entitlement, permitting, development, property management, and real estate transaction costs upon Property disposition;
- Costs of Property renovation, repair, cleaning, landscaping and maintenance, including both material and labor;
- Costs of utility services, including electrical, water, gas and trash pickup;
- Government taxes, assessments, and legal fees, including deed recording, court costs and attorney fees, etc.
- Property taxes and home owner association (HOA) assessments and common area maintenance (CAM) charges;
- Property insurance premiums;
- Property management fees; and
- Any other costs or fees that may be deemed necessary by the Series and/or Company in the Managing Member's sole discretion.

The Managing Member and their respective Affiliates shall be entitled to reimbursement out of any Series revenue, capital, or other disposition of Series assets or working capital reserves for all expenses, disbursements, and advances incurred or made, and all fees, deposits, and other sums paid on the Series' behalf.

The Series' Managers, the Managing Member and/or their Affiliates shall be reimbursed at any reasonable times and from time to time for all costs and expenses that they incur on behalf of, or in the management and operation of the business of, the Series, including, but not limited to, that portion of the Managing Member's and their respective Affiliates' legal and accounting costs and expenses, telephone, secretarial, travel, and entertainment expenses, brokerage and professional consultant costs, office rent and other office expenses, salaries and other compensation expenses of employees, agents, and representatives, and other general, administrative, and additional expenses that are necessary or appropriate to the conduct of the Series' business and allocable to the Series. Payments to Affiliates shall be limited to fair and reasonable amounts that would be paid to non-affiliated third parties for comparable services. The Managing Member shall determine the expenses that are allocable to the Series.

CONFLICTS OF INTEREST

General

Your interests and those of the Managing Member and its Affiliates may be inconsistent in some respects or in certain instances, and the Managing Member's actions may not be the most advantageous to you or to other Series Investing Members. The following discussion describes certain possible conflicts of interest that may arise for the Managing Member and its Affiliates vis-à-vis the Series and the Series Members. For some conflicts of interest, but not all, certain limitations are implemented in order to reduce the effect of such conflicts to the extent possible. Other than these limitations the Managing Member has not established procedures to resolve a conflict of interest. Under the terms of the Company's Limited Liability Company Agreement the Managing Member may resolve the conflict of interest in its sole discretion. The discussion below is not intended to be all inclusive. Other transactions or dealings may arise in the future that could result in conflicts of interest for the Managing Member and its Affiliates.

Conflicts Regarding Transactions with the Managing Member and its Affiliates.

Although the Managing Member believes that the compensation and reimbursement that it and its Affiliates may receive in connection with the Series' activities are reasonable, the compensation has been determined solely by the Managing Member and did not result from negotiations with any unaffiliated third-party dealing at arms-length. The Managing Member and its Affiliates will be entitled to receive compensation and reimbursement from the Series for services rendered in connection with the administration and management of the Company and/or the Series' Property. The Managing Member or its Affiliates providing the services or equipment can be expected to profit from the transactions, and it may be in the Managing Member's best interest to enter into contracts with itself and its Affiliates rather than unaffiliated parties even if the contract terms, or skill and experience, offered by unaffiliated third-parties is comparable.

Conflicts Regarding Possible Joint Venture Participation Agreements and LLC Operating Agreements

Whenever possible, the Property will be developed and operated under one or more joint venture participation agreements and/or LLC Operating Agreements. This may create a continuing conflict of interest for the Managing Member since it would be required to monitor and enforce, on behalf of the Series, compliance with the provisions of such agreements.

Conflicts Regarding Compensation, Sharing of Costs and Revenues

Unless otherwise provided in the Series Agreement, the Managing Member and its Affiliates may receive compensation and percentage of revenue, capital, or other disposition of Series assets greater than the percentage of costs that it pays if any at all. Such compensation and sharing arrangement may create a conflict of interest between the Managing Member and you and the other investors in the Series.

Conflicts Regarding Partnership Representative

The Managing Member will serve as the Series' Partnership Representative and represent the Series before the IRS. The Managing Member will have broad authority to act on behalf of you and the other Series Members in any administrative or judicial proceeding involving the IRS, and this authority may involve conflicts of interest. For example, potential conflicts include:

- Decisions to expend Series funds to contest a proposed adjustment by the IRS, if any;

- Amounts of the Managing Member's reimbursements from the Series for expenses incurred by it in its role as the Partnership Representative.

Conflicts Regarding Other Activities of the Managing Member, the Operator and Their Affiliates

The Managing Member will be required to devote to the Series only such time and attention which it considers necessary for the proper management of the Series' activities. However, the Managing Member and/or its Affiliates have sponsored and continue to manage other real estate concerns. Thus, they will have conflicts of interest in allocating management time, services and other activities. The Managing Member will determine the allocation of its management time, services and other functions on an as-needed basis among the Series and other enterprises.

The Managing Member and/or its Affiliates will not be restricted in any manner from participating in other businesses or activities, even if these other businesses or activities are competitive with the Series' activities and operate in the same areas as the Series.

Interest in Property Will Be Acquired Only for Stated Purpose of the Series

The Series will acquire only interest in the Property that is reasonably expected to meet the stated purposes of the Series. Interest in the Property will not be acquired for other purposes.

Lack of Independent Underwriter and Due Diligence Investigation

The terms of this Offering as set forth in this Offering Statement, the Company's Limited Liability Company Agreement, the Series Agreement, Subscription Agreement, and other agreements were and are determined by the Managing Member without arms' length negotiations. You may have benefitted more through utilizing independent legal counsel who might have negotiated more favorable terms for you in this Offering and such agreements.

Also, there was not an extensive in-depth "due diligence" investigation of the existing and proposed business activities of the Series which would be provided by independent underwriters.

Conflicts Concerning Legal Counsel

It is anticipated that legal counsel to the Managing Member and its Affiliates will also serve as legal counsel to the Series and that this dual representation will continue in the future. If a future dispute arises between the Managing Member and you and the other Series Investing Members, then the Managing Member will cause you and the other investors to retain separate counsel.

Conflicts Regarding Managing Member Withdrawing or Converting its Interest

A conflict of interest is created with you and the other investors by the Managing Member's right to mortgage its interest or withdraw or convert its managing Membership Interest in the Series. The Managing Member could also use its interest in the Series or the Property as collateral for a loan. If there was a default under the loan, this could reduce or eliminate the ability of the Managing Member to maintain control over the Series' operations and activities and its overall responsibilities to you and the other Series Investing Members.

CERTAIN U.S. INCOME TAX CONSIDERATIONS

TO ENSURE COMPLIANCE WITH TREASURY DEPARTMENT CIRCULAR 230, INVESTORS ARE HEREBY NOTIFIED THAT (A) ANY DISCUSSION OF FEDERAL TAX ISSUES IN THIS OFFERING STATEMENT IS NOT INTENDED OR WRITTEN TO BE RELIED UPON, AND CANNOT BE RELIED UPON, BY INVESTORS FOR THE

PURPOSE OF AVOIDING PENALTIES THAT MAY BE IMPOSED ON INVESTORS UNDER THE INTERNAL REVENUE CODE; (B) SUCH DISCUSSION IS INCLUDED HEREIN BY OUR COMPANY IN CONNECTION WITH THE PROMOTION OR MARKETING (WITHIN THE MEANING OF CIRCULAR 230) BY THE COMPANY OF THE TRANSACTIONS OR MATTERS ADDRESSED HEREIN; AND (C) INVESTORS SHOULD SEEK ADVICE BASED ON THEIR PARTICULAR CIRCUMSTANCES FROM AN INDEPENDENT TAX ADVISOR.

IF YOU ARE CONSIDERING SUBSCRIBING FOR THIS OFFRING, WE URGE YOU TO CONSULT YOUR OWN TAX ADVISORS CONCERNING THE PARTICULAR U.S. FEDERAL INCOME TAX CONSEQUENCES TO YOU OF THE PURCHASE, OWNERSHIP, AND DISPOSITION OF OUR SECURITIES, AS WELL AS ANY CONSEQUENCES TO YOU ARISING UNDER STATE, LOCAL, AND NON-U.S. TAX LAWS.

PROSPECTIVE INVESTORS SHOULD ONLY CONSIDER AN INVESTMENT IN OUR COMPANY BASED ON REASONS INDEPENDENT OF THE TAX CONSEQUENCES OF SUCH INVESTMENT. TAX ADVANTAGES (I.E., DEDUCTIONS AND LOSSES) ARE NOT A SIGNIFICANT OR INTENDED FEATURE OF AN INVESTMENT IN OUR COMPANY.

We are a limited liability company that has elected to be treated as a partnership for tax purposes. Neither we nor our Management, advisors, lawyers, accountants, or other representatives make any representation or otherwise provide any tax advice concerning acquiring our securities. By acquiring our securities, you represent and warrant that you have consulted your own tax advisor concerning our securities and you are not relying upon us or any of the other persons listed in this paragraph, above.

TAX RISKS

The following is a brief summary of what we believe are the most significant tax risks involved in an investment by the Series Investing Members in the Series Units. Changes in the tax laws of the federal government and of the several States may increase the tax risk and uncertainty associated with investments in limited liability companies. An unfavorable outcome with respect to any tax risk factor may have an adverse effect on an investment in the Series Units. THEREFORE, NONE OF THE FOLLOWING SHOULD BE CONSIDERED TAX ADVICE FROM THE SERIES, ITS MANAGEMENT, COUNSEL, ACCOUNTANTS, AFFILIATES, ETC. YOU ARE EXPECTED TO CONSULT WITH YOUR OWN PERSONAL TAX ADVISOR BEFORE MAKING A DECISION TO SUBSCRIBE FOR UNITS.

We have not obtained a tax opinion

We have not obtained an opinion of counsel as to the tax treatment of certain material federal tax issues potentially affecting the Series or its Members. Moreover, any such opinion, if we obtained one, would not be binding upon the Internal Revenue Service ("IRS"), and the IRS could challenge our position on such issues. Also, rulings on such a challenge by the IRS, if made, could have a negative effect on the tax results of ownership of our Units.

Tax audits are possible

The IRS has announced, and for several years has implemented, a policy which attempts to locate and select for audit the information returns of partnerships having tax loss benefits. Although we do not believe that the Series is the type that would be subject to such greater IRS scrutiny, our federal income tax information return will still be subject to audit. If our information return is audited, such audit may cause corresponding adjustments to, and may increase the probability of an audit of, an Series Investing Member's federal income tax return. If such audits occur, no assurance can be given that adjustments in the tax treatment of certain items of deduction or credit will not be made, or that certain items of deduction or credit will not be disallowed. Any such adjustments could increase the probability of audits of an Series Investing Member's personal return, which, in turn, could result in adjustments of any items of income, gain, loss, deduction, or credit included in your personal return, regardless of whether or not those items relate to the Series.

Tax laws are subject to change

Tax laws are continually being introduced, changed, or amended, and there is no assurance that the tax treatment presently potentially available with respect to our proposed activities will not be modified in the future by legislative, judicial, or administrative action. Proposals having an adverse tax impact on our activities could be adopted by Congress at any time, and such proposals could have a severe economic impact on us.

Passive Activity Rules

Any losses you incur may be treated as losses generated in a passive activity. Losses from passive activities generally may only be deducted against income from the same or other passive activities.

Tax Liabilities in Excess of Cash Distributions

Each of our Members will be required to pay U.S. federal and state income taxes at their own individual rate on their own allocable share of the Series' taxable income. No assurance can be given that cash will be available for distribution or will be distributed at any specific time. Generally, the allocation of profits is likely to be disproportionate to distributions to the Members. Therefore, distributions may be insufficient to pay income taxes with respect to allocations in a particular fiscal year. Accordingly, there is a risk that the Members will incur tax liabilities resulting from an investment in the Series without receiving cash from the Series in an amount sufficient to pay for any part of that liability.

Reduction in Tax Basis

Cash distributions by the Series to an Series Investing Member will result in taxable gain to the Series Investing Member to the extent those distributions exceed the Series Investing Member's basis for his Unit. Initially, an Series Investing Member's basis for his Unit will be the amount of his cash contributions to the Series increased by the portion of any Company indebtedness for which that Member may bear the burden of economic loss.

Unrelated Business Taxable Income

Organizations generally exempt from federal income taxation (including qualified pension, profit-sharing and stock-bonus plans, Keogh plans and individual retirement accounts (IRAs)) may be taxable on their allocable share of Company income to the extent such income constitutes "unrelated business taxable income" ("UBTI"). For example, a portion of income from an interest in real property and gain upon sale of such real property may be treated as UBTI if the property is subject to "acquisition indebtedness." Such portion is approximately equal to the ratio of the acquisition indebtedness to the aggregate basis of the property. Tax-exempt entities, other than IRAs, may qualify for an exception that would allow them to avoid the recognition of UBTI if we meet certain disproportionate allocation rules; however, it is unclear whether we will satisfy these rules, and therefore all tax-exempt entities may be required to recognize UBTI by reason of their investment in the Series. The receipt of UBTI by a charitable remainder trust results in taxation of all trust income for the taxable year, and therefore this is not a suitable investment for a charitable remainder trust.

Risk of Characterization

The IRS could characterize particular assets of ours to be or consist of property held primarily for sale to customers in the ordinary course of our business. Under such characterization, any gain recognized by us on the sale of such asset would be ordinary income and any loss on such sale would be ordinary loss.

Factual Determinations by Managing Member

The determination of the correct amount of certain deductions and their availability and timing to the Series depend on factual determinations to be made by our Managing Member. Counsel for our Managing Member has specifically declined to give an opinion on such matters. Although our Managing Member will exercise its best judgment regarding the facts when preparing the Series' information return, the IRS may assert that our Managing Member's judgment of the facts is not correct, which could result in the disallowance or deferral of deductions in whole or part. Such adjustments could result in the assessment of additional tax liability to the Members.

Changes in U.S. Tax Law

Significant changes have been made in the Code in recent years. The Treasury Department's position regarding many of those changes remains unclear pending publication of interpretive and legislative regulations, some of which may not be forthcoming for some time. Additionally, the Code is subject to change by the United States Congress, and existing interpretations of the Code may be reversed, modified or otherwise affected by judicial decisions, by the Treasury Department through changes in its regulations, and by the Service through its audit policy, announcements and published and private rulings. No assurance can be given that any changes in the tax law will be given only prospective application to the Series or its Members.

We Will Likely Be Treated as a Tax Partnership

We believe we will each be treated for federal income tax purposes as a partnership and not as an association taxable as a corporation. However, no tax opinion has been sought or obtained as to the availability of tax benefits to individual Company investors due to our likely classification as a partnership for tax purposes. While we believe we will likely be treated as a partnership for tax purposes, we do not intend to request a ruling of such treatment from the IRS. Should the IRS challenge this issue and obtain a contrary ruling regarding partnership status, the Series may be required to pay taxes on the amount of taxable income deductions previously obtained, and may be liable for additional interest and/or penalties in connection with those deductions. Such adverse tax treatment would invariably have a material impact on our profitability and on your actual return on invested capital.

ERISA ASPECTS OF THE OFFERING

Introduction

The purchase of Units may not be appropriate for various tax deferred retirement plans, including any pension, profit sharing, Keogh plan or other employee retirement benefit plans qualified under Section 40l(a) of the U.S. Tax Code (the "Code") or any IRA qualified under Code Section 408 (hereinafter referred to as a "Qualified Plan" or "Qualified Plans"). Before purchasing Units, the trustee or other responsible fiduciary of a plan contemplating investment should consider: (a) whether the Qualified Plan is considered an employee benefit plan subject to certain fiduciary standards of the U.S. Employee Retirement Income Security Act of 1974, as amended ("ERISA"); (b) whether the investment is in accordance with the documents and instruments governing such Qualified Plan; (c) whether the investment will result in unrelated business taxable income to the Qualified Plan; (d) whether the investment provides sufficient distributions to permit benefit payments to be made as they become due; (e) any requirement that the fiduciary annually value the assets of the Qualified Plan; and (f) whether the investment is prudent, since no public market is expected to develop in which the Series Units may be sold or otherwise transferred. An employee benefit plan is defined in Section 3(3) of ERISA and includes all Qualified Plans defined above except (1) plans covering only a partner or partners of a partnership and their spouses, (2) plans covering only sole proprietors or sole owners and their spouses, or (3) most IRAs ("ERISA Plans").

"Plan Asset" Regulations

As discussed below, due to a favorable exemption provided under regulations (the "DOL Regulations"), issued by the United States Department of Labor (the "DOL"), it is expected that the assets of the Series will not be treated, under current law, as "plan assets" of the ERISA plans which purchase Units. However, as further discussed below, if the assets of the Series are considered for whatever reason to be "plan assets" under ERISA, then (a) the fiduciary responsibility standards of ERISA would extend to investments made by the Series; and (b) certain transactions in which the Series might seek to engage might constitute "prohibited transactions" under ERISA and the Code. Furthermore, notwithstanding the DOL Regulations, even if the Series assets are not "plan assets," the responsible fiduciaries of each investing ERISA Plan still must make an independent determination on a case by case basis as to whether the purchase of Units would comply with the fiduciary standards of ERISA and whether the purchase of Units would be considered a "prohibited transaction" under Section 4975(c) of the Code or Section 406(a) of ERISA.

In 1986, the DOL published as a final regulation Reg. Section 2510.3-101, which describes what constitutes "plan assets" with respect to an ERISA Plan investment in another entity (such as a partnership or corporation) for purposes of Title I of ERISA and Code Section 4975. Unless one of the exemptions provided in the DOL Regulations is met, the assets of a corporation, partnership or other entity in which a Qualified Plan makes an equity investment could be deemed to be assets of the investing plan. This would subject those persons who exercise discretionary control or authority over such entity's assets to certain ERISA fiduciary standards. If a Qualified Plan acquires an equity interest in an entity that is neither a publicly-offered security nor a security issued by certain registered investment companies, its assets include both the equity interest and an undivided interest in each of the underlying assets of the entity, unless (i) the equity interests of certain ERISA Plan investors are not significant or (ii) the entity is an operating company. The Series Units will be neither publicly-offered nor issued by a prescribed investment company. Thus, one of the two exceptions must apply in order for an undivided interest in the assets owned by the Series not to be treated under the DOL Regulations as a plan asset of Qualified Plans or ERISA Plans holding Units.

Exception for Insignificant Participation by Benefit Plan Series Investing Members

If Unit participation in the Series by a Qualified Plan is not significant, then a Qualified Plan investment would not include any of the underlying assets of the Series. Equity participation in the Series by a Qualified Plan is "significant" on any date if, immediately after the most recent acquisition of any interest in the entity, 25% or more of the value of any class of equity interests in the Series is held by Qualified Plan investors. For purposes of this 25% rule, the value of any equity interests held by a person (other than a benefit plan investor) who has discretionary authority or control over the assets of the entity, or who provides investment advice for a fee with respect to such assets, or any affiliate of such a person, shall be disregarded. As a result, although our Managing Member and their affiliates are not prohibited from purchasing Units, any purchases have the effect of reducing the amount and value of the Series Units available for purchase by the Qualified Plan investors. The Series Units will be offered for sale to benefit plans, within the regulatory definition, and to persons not falling within such definition. If the total Units purchased by benefit plan investors equal or exceed 25% of all of the Series Units purchased (excluding certain Units as described above), the second exception will not be applicable.

For these reasons, our Managing Manager may limit the sale of Units to benefit plan investors to less than 25% of all Units purchased (excluding certain Units as described above) unless the Real Estate Operating Company (REOC) Exception applies (see below).

Exception for Real Estate Operating Companies (REOC's).

Under applicable provisions of ERISA, if the real estate operating company (REOC) exception applies to the Series, then the purchase of Units would not be deemed a "prohibited transaction" by a Qualified Plan. The Series would be considered a REOC under ERISA if at least 50% of its assets are invested in real estate that the Series has the right to (or, in fact, does) substantially participate directly in the management or development activities thereof in the ordinary course of business.

Given our plans regarding the Property and our intended operation thereof, we expect to be considered a REOC under ERISA. Therefore, we likely will permit 25% or more of our Units to be purchased by benefit plan investors.

Prohibited Transactions Under Section 4975 of the Code

Notwithstanding the exemption available under section 2510.3-101 of the DOL Regulations discussed above, and the likelihood that the Series' assets would not be considered "plan assets," a fiduciary of an investing Qualified Plan in Units is still subject to the prohibited transaction rules of Code Section 4975 (and ERISA Section 406(a) for ERISA Plans). If the Service determines that an investment in the Series Units constitutes a prohibited transaction, an excise tax may be imposed on any disqualified person (as defined in Section 4975(e)(2) of the Code) who participates in the prohibited transaction. Furthermore, the transaction may have to be reversed. With respect to IRAs, the tax-exempt status of the IRA will be lost if the Service determines that the acquisition of Units by the IRA constitutes a "prohibited transaction" under 4975(c) of the Code.

Prohibited transactions are defined in Section 4975(c) of the Code and Section 406(a) of ERISA. These prohibitions are imposed upon fiduciaries and parties in interest to deter them from exercising the authority, control or responsibility which makes such persons fiduciaries when they have interests which may conflict with the interest of the plans for which they act. AS A RESULT, EACH FIDUCIARY OF AN INVESTING QUALIFIED PLAN INVESTING IN UNITS MUST INDEPENDENTLY DETERMINE WHETHER SUCH INVESTMENT CONSTITUTES A PROHIBITED TRANSACTION UNDER SECTION 4975(c) OF THE CODE OR SECTION 406(a) OF ERISA.

TAX DISCUSSION

YOU SHOULD CONSULT WITH YOUR OWN LEGAL AND TAX ADVISORS TO DETERMINE THE TAX IMPACT AN INVESTMENT IN THE SERIES WILL HAVE IN YOUR JURISDICTION OF RESIDENCE.

The following discussion summarizes the significant federal income tax considerations in connection with an investment in the Series by individuals who are United States citizens or resident aliens. It is not feasible to comment on all of the federal, state, and local income tax consequences resulting from the organization of the Series and the conduct of their contemplated operations.

TAX CONSEQUENCES CAN VARY SIGNIFICANTLY WITH THE PARTICULAR SITUATION OF EACH INVESTOR. MOREOVER, THE RELEVANT TAX PROVISIONS ARE COMPLEX AND SUBJECT TO CHANGE. EACH PROSPECTIVE INVESTING MEMBER SHOULD CONSULT SUCH INVESTOR'S OWN TAX ADVISORS TO DETERMINE THE INCOME AND OTHER TAX CONSEQUENCES TO SUCH INVESTOR OF AN INVESTMENT IN THE SERIES.

While our Managing Member believes that this discussion addresses the significant federal income tax aspects of an investment in the Series, it is by no means complete. Our Managing Member has not sought an opinion of tax counsel on these items. Neither our Managing Member, its affiliates, management, nor its counsel or tax advisors have rendered an opinion regarding the outcome of any of the following tax-related issues.

This discussion is based on the relevant provisions of the Internal Revenue Code of 1986, as amended (the "Code"), and on the applicable Treasury regulations thereunder (including proposed regulations), administrative rulings and procedures and judicial decisions. There is no assurance that the present federal income tax laws or regulations affecting the Series and its proposed operations will not be changed by new legislation or regulations that could affect Investing Members adversely or that the IRS will agree with the interpretation of the current federal income tax laws and regulations summarized below.

REGARDING THE DISCUSSION BELOW REGARDING POSSIBLE TAX ADVANTAGES THAT MAY BE REALIZED DEPENDING ON THE SPECIFIC ACTIVITIES UNDERTAKEN BY THE SERIES, PLEASE BEAR IN MIND **THIS IS <u>NOT</u> A TAX SHELTER.** DEPENDING ON YOUR INDIVIDUAL SITUATION, YOU MAY OR MAY NOT QUALIFY FOR SUCH TAX ADVANTAGES. CONSEQUENTLY, THE DISCUSSION BELOW SHOULD NOT BE CONSTRUED AS TAX ADVICE. YOU SHOULD CONSULT WITH YOUR OWN TAX ADVISORS TO DETERMINE THE EFFECT AN INVESTMENT IN THE SERIES WILL HAVE ON YOUR OWN INDIVIDUAL TAX SITUATION.

The following discussion contains a summary of the tax aspects considered by our Managing Member to be of material interest to prospective Investing Members of Units in the Series. The summary, below, is directed primarily to individual taxpayers who are citizens of the United States and does not discuss in detail the income tax consequences peculiar to nonresident alien individuals, foreign corporations, insurance companies, banking institutions, regulated investment companies, real estate investment trusts, exempt organizations or other persons or entities to which special rules apply by virtue of the nature of their specific form or activities. The federal tax considerations discussed below are necessarily general and may vary depending upon individual circumstances.

Substantial federal income tax risks are associated with the intended business of the Series, which affect the advisability of investing in the Series. Risk results, at least in part, from uncertainties as to the application of provisions in the Internal Revenue Code of 1986 as amended (the "Code"). In addition, many of the provisions of the Code and subsequent acts are complex, unclear or both, while still others leave to the Treasury Department, through the issuance of Regulations, the implementation of Congressional intent. Furthermore, the resolution of certain material tax issues are largely dependent upon questions of fact upon which counsel cannot opine.

No rulings have been sought from the Internal Revenue Service (the "Service" or the "IRS") with respect to any of the tax matters described in this Offering Statement. Each prospective Investor should consult his tax advisor as to the relevant tax considerations, how those considerations may affect his investment, and whether participation in the Series is a suitable investment. There is no assurance that the intended tax benefits of this Offering will, in fact, be realized, nor is there any assurance that any one or more of the considerations otherwise relevant to the investment will not be adversely affected by subsequent legislation or other legal authority. Certain tax benefits may result from ownership of our Units. However, such benefits as afforded under the Code are, in some aspects, uncertain in their application and availability with respect to specific transactions by the Series. There can be no assurance that some or all of the deductions claimed by the Series may not be challenged by the IRS. Disallowance of deductions would adversely affect the Series Investing Members involved. The extent to which any individual Investing Member may realize tax savings because of deductions from our activities will vary according to their personal tax situation.

IT IS EMPHASIZED THAT PROSPECTIVE SERIES INVESTING MEMBERS ARE NOT TO CONSTRUE ANY OF THE CONTENTS OF THIS OFFERING STATEMENT AS TAX ADVICE AND ARE URGED TO CONSULT THEIR TAX ADVISORS CONCERNING THE TAX ASPECTS RELATING TO AN INVESTMENT IN THE SERIES.

THIS DISCUSSION ASSUMES THAT EACH SERIES INVESTING MEMBER PURCHASES THEIR UNITS TO MAKE A PROFIT, ASIDE FROM ANY TAX BENEFITS THE SERIES INVESTING MEMBER MIGHT REALIZE. EXCEPT AS OTHERWISE EXPRESSLY STATED HEREIN, NEITHER THE SERIES, ITS MANAGING MEMBER, COUNSEL, OR OTHER AFFILIATES OR MANAGEMENT HAS RENDERED AN OPINION AS TO THE ACTUAL OR INTENDED TAX CONSEQUENCES OF PARTICIPATION FOR ANY INVESTING MEMBER.

Additional facts or circumstances applicable to any particular Series Investing Member may give rise to federal income tax consequences not addressed in this discussion. Investment in the Series may also have state and local tax consequences, which are also not addressed in this discussion. State and local taxes could include estate taxes, income taxes, inheritance taxes, sales taxes, etc.

The federal income tax consequences of an investment in the Series, and the ramifications of those consequences to the Series Investing Members, will in some instances, depend upon determinations of fact according to interpretations of provisions of federal income tax law. When making these determinations and interpretations, our Managing Member, as our Managing Member of the Series, intends to act in the best interest of the Series. Our Managing Member, as our Managing Member of the Series, intends to consult, when appropriate, legal counsel or other professional tax advisors on these types of matters.

The Service has announced that it is paying increased attention to the proper application of the tax laws to partnerships and LLCs. An audit of the Series' information returns may precipitate an audit of the individual income tax returns of each of the Series Investing Members. Prospective Investing Members should also be aware that, if the Service proposes to adjust any items of income, gain, deduction, loss or credit reported on the Series information return, corresponding adjustments would be proposed with respect to the individual income tax returns of the Series Investing Members. Further, any such audit might result in the Service making adjustments to items of non-Company income or loss. Moreover, even if the Service is unsuccessful in its challenge, the Series Investing Members should recognize that they might incur substantial legal and accounting costs in defending a challenge by the Service.

It is not feasible to present in this Offering Statement a detailed explanation of partnership tax treatment or the resulting tax consequences to Investing Members. Each prospective Investing Member is strongly urged to consult his own tax advisor, attorney or accountant with specific reference to his own tax situation in order to be satisfied as to the tax consequences of an investment in the Series.

Prospective Changes to Tax Laws

The following discussion is based upon existing provisions of the Code, Treasury Regulations thereunder, current IRS published rulings and existing court decisions, any of which could be changed at any time. Any such changes may or may not be retroactive with respect to transactions prior to the date of such changes and could significantly modify the statements and opinions expressed herein.

In addition to current law, Series Investing Members should evaluate the impact pending and proposed legislation may have on the tax treatment of Company activities. Furthermore, tax law as it applies to the Series is continually evolving through ongoing administrative and judicial interpretations of the Code. Accordingly, a Series Investing Member's evaluation of tax implications should include a specific review of recent and likely changes in the applicable laws. As previously noted, Series Investing Members should be advised that future changes in the law, or in the interpretation of the law, might substantially change the taxability of Company activities.

The IRS has recently issued regulations to simplify the rules relating to classification of unincorporated businesses and other entities. Generally, the IRS will allow taxpayers to affirmatively elect to treat certain unincorporated domestic organizations as either partnerships or associations taxed as corporations for federal tax purposes.

Tax Treatment of Foreign Series Investing Members

The federal income tax treatment of nonresident foreign individuals and foreign corporations is complex and will vary according to each such Investing Member's particular circumstances. Prospective foreign investors are urged to consult their tax advisors with regard to (i) the tax treatment by their country of residence and (ii) the impact of United States federal, state, and local income, estate, and gift tax laws on an investment in the Series.

U.S. Tax Code Section 1441: Withholding and Reporting Requirements for Non-U.S. Persons

Enforcement of the tax withholding and reporting obligations imposed upon U.S. entities, with respect to payments to non-U.S. citizens, has without doubt become one of the hottest topics at the Internal Revenue Service (IRS). As evidence of the importance the IRS is placing on this issue, withholding tax has now been designated as a Tier l issue. At issue, is Section 1441 of the tax code which stipulates that payments made to a non-U.S. citizen for services performed in the United States are subject to withholding tax. Many U.S. companies, however, are yet either unfamiliar with the applicable rules, or are unaware of the significant risks of non-compliance. This legal alert reviews the IRS protocols relating to withholding tax and outlines key points that U.S. entities making payments to non-U.S. citizens should review to assess their level of compliance.

Section 1441 generally requires a U.S. entity to withhold and deposit 30 percent of payments made to non-U.S. citizens. For the purpose of Section 1441, payments made to a non-U.S. citizen need not be made annually or at regular intervals, as long as they are paid from time to time. Common examples of payments include interests, dividends, salaries, wages, premiums and annuities. Even scholarships, fellowships, grants, prizes or awards made to non-U.S. citizens in connection with activities the non-U.S. citizens have performed must withhold U.S. tax from such payments. Often, U.S. entities that are subject to section 1441 are financial institutions, but they can include any individual, business, partnership, trust, estate or other entity paying U.S. source income to a non-U.S. citizen or entity in exchange for services. Entertainment, technology, energy, and pharmaceutical industries could all be especially vulnerable, as well as law and accounting firms and universities.

U.S. entities making payments to non-U.S. citizens also have reporting requirements. They must annually file Form 1042 to report their total withholding tax liability, amounts withheld, reportable amounts paid to foreign persons and other relevant information. Any U.S. person who fails to withhold or properly document why they did not withhold can be personally liable for the under withheld tax, as well as for interests and penalties. The standard 30-percent withholding rate may be reduced or eliminated based on an applicable treaty or provision but there are stringent documentation requirements associated with claiming those exemptions.

The IRS is now in the process of increasing its enforcement activity surrounding payments to non-U.S. citizens. Given the IRS's current focus to ensure compliance with the section 1441 rules, every U.S. entity making payments to non-U.S. citizens has reason to be concerned about this increased enforcement activity. While financial institutions typically have a better understanding of their tax compliance obligations because they have many other related rules to follow, companies outside the banking sector can struggle with compliance. Many companies are unaware that they must file Form 1042 with the IRS, which reports the tax withheld to those persons. Such companies need to take a hard look at their cross-border withholding procedures and act quickly to correct any deficiencies. That means conducting internal "health check" to determine whether they are making payments to non-U.S. citizens, and if so, whether they are in compliance with their withholding and reporting obligations.

Withholding of Tax on Dispositions of United States Real Property Interests

The disposition of a U.S. real property interest by a foreign person (the transferor) is subject to the Foreign Investment in Real Property Tax Act of 1980 (FIRPTA) income tax withholding. FIRPTA authorized the United States to tax foreign persons on dispositions of U.S. real property interests. A disposition means "disposition" for any purpose of the Internal Revenue Code. This includes but is not limited to a sale or exchange, liquidation, redemption, gift, transfers, etc. A U.S. real property interest includes sales of interests in parcels of real property as well as sales of shares in certain U.S. corporations that are considered U.S. real property holding corporations. Persons purchasing U.S. real property interests (transferee) from foreign persons, certain purchasers' agents, and settlement officers are required to withhold 10 percent of the amount realized (special rules for foreign corporations). Withholding is intended to ensure U.S. taxation of gains realized on disposition of such interests. If the transferor is a foreign person and you fail to withhold, you may be held liable for the tax. For cases in which a U.S. business entity (such as the Series) disposes of a U.S. real property interest, the Series itself is the withholding agent.

Taxable Income

Revenue received from our operations may constitute taxable income, fully taxable to the Series Investing Members, reduced only by the amount of deductions properly allocable to them. As a result, the Series Investing Members may have little or no basis so that a sale or disposition thereof could produce a gain to the full extent of the amount realized. Each Series Investing Member would recognize such gain to the extent of their distributive share of the income from sale or distribution. As a result of the recapture rules, a substantial portion of the gain resulting from the sale or other disposition of property or from the sale or disposition of a Membership Interest may be ordinary income.

Classification of the Series

Under IRS regulations, the Series will be classified as a partnership and not as an association taxable as a corporation for federal income tax purposes. If the Series were treated as a corporation for federal income tax purposes, there would be potentially adverse consequences to the Series Investing Members unless the Series elected, and was qualified, to be treated as a regulated investment company ("RIC"). Such adverse consequences would include the following: (i) a Series Investing Member's share of the income, gain, losses, deductions, and tax credits of the Series would not be includable in that Investing Member's federal income tax return; (ii) any income or gain of the Series would be subject to federal income tax at the rates applicable to corporations; and (iii) distributions by the Series to the Series Investing Members, other than liquidating distributions, would generally constitute dividend income to the extent of the current or accumulated earnings and profits of the Series. Distributions reclassified as dividends would be taxed as dividend income to the Series Investing Members and the payment would not be deductible by the Series in computing its taxable income.

Federal Income Taxation of the Series and Investing Members Generally

Under present law, a limited liability company which is treated for federal income tax purposes as a partnership incurs no federal income tax liability. Instead, each Investor is required to report on such Investing Member's federal income tax return, such Investing Member's distributive share of his or her Company's income, gains, losses, deductions and credits for the taxable year of the Series ending with or within such Investing Member's taxable year, without regard to any Company distributions. It is possible that an Investor could recognize income from Company operations but not receive any cash distributions from the Series to pay the tax with respect to that income. The receipt of a cash distribution from the Series by an Investor results in the recognition of gain to the Investor only to the extent the cash distributed exceeds the Series Investing Member's adjusted tax basis for that Investing Member's interest in the Series.

Allocations of Profit and Loss

A Series Investing Member's distributive share of Company income, gain, deduction, loss, or credit for federal income tax purposes generally is determined in accordance with the provisions of our Company Agreement; however, if an allocation in the Series Agreement does not have "substantial economic effect" under Code Section 704, the IRS can reallocate the items 'in accordance with the Series Investing Member's interest in the Series (determined by taking into account all facts and circumstances)."

The regulations under Code Section 704 provide three ways in which an allocation contained in the Series Agreement will be respected for federal income tax purposes: first, if the allocation has substantial economic effect as specifically determined under the Section 704 regulations; second, if, taking into account all facts and circumstances, the allocation is in accordance with the Series Investing Member's interest in the Series; and third, if the allocation is deemed to be in accordance with the Series Investing Member's interest in the Series under certain special rules.

In general, an allocation of income, gain, loss, or deduction (or item thereof) to an Investor will have economic effect under the regulations if, and only if, (i) the allocation is reflected in that Investing Member's capital account, which capital account is maintained in accordance with the regulations; (ii) liquidation proceeds are, throughout the term of the Series, to be distributed in accordance with the Series Investing Members' positive capital account balances; and (iii) any Investor with a deficit in that Investing Member's capital account following the liquidation of that Investing Member's interest is required to restore the amount of the deficit to the Series by the later of the end of the taxable year of the liquidation or 90 days after the liquidation. Where an investor has no obligation to restore a deficit in that Investing Member's capital account, an allocation will still be considered to have economic effect if our Company Agreement contains a so-called "qualified income offset" and the allocation does not cause or increase a deficit balance in such Investing Member's capital account.

In order for the economic effect of an allocation to be considered substantial, the regulations require that the allocation must have a reasonable possibility of substantially affecting the dollar amounts to be received by the Series Investing Members, independent of tax consequences. In applying the substantiality test, tax consequences that result from the interaction of the allocation with such Investing Member's tax attributes that are unrelated to the Series must be taken into account.

Under the Series Agreement, allocations are reflected by appropriate adjustments to the Series Investing Members' capital accounts, and liquidation proceeds are distributed in accordance with the Series Investing Members' positive capital account balances. The Series Agreement requires the restoration of negative capital accounts by the Series upon liquidation. Although the Series Investing Members are not obligated to restore any deficit capital account balance on liquidation, the Series Agreement contains a "qualified income offset" provision as required by the regulations. In addition, it would appear that the allocations under the Series Agreement affect the dollar amounts to be received by the Series Investing Members, independent of tax consequences. Allocations made pursuant to the Series Agreement should be respected for federal income tax purposes. If the IRS were successful in contending that any Company allocations should not be respected for federal income tax purposes, such a determination could result in reallocation between the Series and the Series Investing Members of a part of the Series' income, gains, losses, deductions and credits in a manner that could have an adverse effect on the Series Investing Members.

Taxation of Gain

General. In the event the Series or its assets are ever sold, such a transaction is expected to result in long-term capital gain or loss to investors. Net capital gains of individual taxpayers currently are taxed at a maximum statutory rate (generally this is 15% to 20% for capital assets held for more than one year) that is significantly less than the maximum statutory rate applicable to other income (currently 39.6%). In addition, these gains could be subject to an additional 3.8% tax rate for Net Investment Income Tax as well. Net capital gains mean the excess of net long-term gain over net short-term capital loss.

Potential Deductions

Depreciation. The costs of acquiring real property and tangible property will be capitalized and recovered through the deduction for cost recovery. The depreciation method currently in effect is the Modified Accelerated Cost Recovery System (MACRS). Where tangible property is physically and irrevocably abandoned, loss will be recognized in the year of abandonment measured by the amount of the adjusted basis of the property at the time of the abandonment. In general, such loss would be treated as an ordinary loss. MACRS classifies tangible personal property into numerous groups. In general, most of the tangible property will qualify as "five or seven year property," the cost of which should be recoverable through deductions over a five or seven year period commencing with the year the property is placed in service. Real property will be depreciated over 27.5 years. Depreciation deductions allowable with respect to equipment may be subject to recapture as ordinary income upon disposition of the Property or Properties or upon the disposition by a Series Investing Member of a Unit in the Series.

Election to Expense Certain Depreciable Business Assets. Code Section 179 allows an expense deduction to taxpayers (other than trusts, estates, or certain non-corporate lessors) who elect to treat the cost of certain qualifying property as an expense rather than a capital expenditure. No depreciation deduction is allowed regarding such costs. An annual dollar limitation applies on the aggregate costs that may be expensed under Code Section 179. For 2008, up to $128,000 of property may be deducted. However, Code Section 179 deductions are limited, in each year, to the aggregate amount of taxable income of the taxpayer from the trade or business. Code Section 179 deductions are also phased out for taxpayers who place in service in excess of $100,000 worth of property in a year. Unused losses may be carried over to succeeding taxable years.

Restrictions on Passive Losses. Revisions to the federal tax laws in recent years were enacted to reduce investment in "tax shelters." I.R.C. §469 provides that certain taxpayers may not currently deduct net losses from passive investments. The statute creates three classes of income and loss - "passive," "active" and "portfolio" - and provides that passive losses can be applied to offset passive income, but not active or portfolio income. For this purpose the term "passive activity" means any activity involving the conduct of a trade or business in which the taxpayer in question does not materially participate, and includes the interests of Investing Members in the Series (unless, for example, they also serve as an officer or director of the Series in which case such participation may be considered "active"). Portfolio income is investment income, such as interest, dividends, and royalties. Active income or loss is income or loss, which does not fall into either of the other categories. The effect of these rules is to prohibit the use of passive losses to shelter income from salaries, investments, and other non-passive sources, and thus to reduce the economic value of such losses.

Organization Expenses.   Expenses have been and will be incurred in organizing the Series and in issuing and marketing the Series Units. In general, such Organization Costs must be capitalized by the Series. Organization fees are amortized and deducted. Organization expenses are expenses that (i) are incident to the creation of the Series, (ii) are chargeable to the capital account and (iii) are of a character which, if expended incident to the creation of a limited liability company having an ascertainable life, would be amortized over such life. Such organization expenses are amortized over a period of not less than 60 months. Any syndication fees (fees incurred to promote or sell interests in the Series) which are incurred by the Series are not deductible and are not subject to the 60-month write-off. Treasury Regulation § 1-709-2(b) takes the position that syndication expenses include tax advice pertaining to the adequacy of the disclosure in an Offering Statement for securities law purposes as well as accounting fees for preparation of representations to be included in Offering materials. The Series intends to amortize or currently deduct when paid certain legal and accounting fees. Although the Series will seek to deduct all items at such time and over such periods which conform to the Code, the allowance and timing of such deductions by the Service is predicated upon the factual circumstances as they relate to the applicable provisions of the Code.

Operating Expenses and Administrative Costs. Amounts paid for operating certain assets are deductible as ordinary and necessary business expenses. Ordinary and necessary business expenses such as general and administrative costs will generally qualify for deduction in the year paid to the extent such expenditures do not result in the creation of assets having useful lives in excess of one year.

Management Interests and Certain Other Expenses. Our Managing Member has represented that, in its opinion, the Membership Interest held by our Managing Member, fees, compensation, and other expenses are reasonable in view of the services to be rendered. Nonetheless, the IRS may take the position that such are unreasonable in amount. If the tax return is audited by the IRS, it is possible that such various expenses in the current year could be disallowed unless our Managing Member can provide records of services rendered for payment of such amounts which prove that such were reasonable in amount and paid for services rendered in the current year which were not capital or amortizable in nature.

Investment Interest. Section 163(d) of the Code limits the amount of an individual's deduction for investment interest to the amount of net investment income. Investment interest is interest paid or accrued on indebtedness incurred or continued to purchase or carry property held for investment. Property held for investment includes an interest in a trade or business in which the taxpayer does not materially participate and which is not a passive activity. The amount of disallowed investment interest for any taxable year is treated as investment interest paid or accrued in the succeeding taxable year. Interest on a loan incurred to purchase or carry an investment in the Series will constitute investment interest subject to the limitation on its deductibility. The deductibility, by a Series Investing Member, of interest could be adversely affected if a Series Investing Member owns tax exempt bonds, since the incurring of the debt may be construed to be for the purpose of acquiring or continuing to carry the tax exempt bonds under Code Section 265(2). The IRS has issued temporary and proposed regulations that require actual tracing of funds in order to determine if borrowed funds are used to purchase any property held for investment.

Limitations on Company Deductions

Adjusted Basis. A Series Investing Member is entitled to deduct on their federal income tax return his or her distributive share of the Series loss, but not in excess of the Series Investing Member's adjusted basis for his or her interest in the Series (and subject to the other loss limitations discussed below). The adjusted basis in a Series Investing Member's Company interest is equal to the amount of cash and the adjusted basis of any property net of liabilities which that Investor contributed to the Series, decreased (but not below zero) by distributions to the Investor from the Series (including constructive cash distributions resulting from a decrease in the Series Investing Member's share of Company liabilities), decreased by the Series Investing Member's distributive share of Company losses, and increased by that Investing Member's distributive share of Company taxable income.

If a Series Investing Member's distributive share of the Series loss for any Company taxable year exceeds the adjusted basis in the Series Investing Member's Company interest at the end of that taxable year, such excess may not be deducted at that time but may be carried over and deducted in any later year if, and to the extent, the adjusted basis in the Series Investing Member's Company interest at the end of the later taxable year otherwise exceeds zero (and subject to the other loss limitations discussed below).

Passive Losses. Code Section 469 provides, in part, that losses from trade or business and related activities in which the taxpayer does not materially participate -- so-called "passive losses" -- are deductible only up to the aggregate income generated by those types of activities -- so-called "passive income." Losses allocated to the Series Investing Members that are attributable to trade or business expenses or losses of the Series may constitute passive losses. These losses will not be available to offset a Series Investing Member's income from wages, portfolio investments (including interest on the Series' un-invested funds), or active trade or business activities in which such Investor materially participates. Unused passive losses of an Investor can be carried over to offset passive income received in future years. In addition, upon a fully taxable disposition of a taxpayer's entire interest in a passive activity to an unrelated party, the amount of any deferred losses will be allowed against income that is not from a passive activity, after first being applied to passive income in the year of disposition. See, however, the "*Capital Loss* "rules discussed below.

Gain or loss from the sale or disposition of equity investments held by the Series likely will not constitute passive income or loss; thus, gain, if any, may not be offset by a Series Investing Member's prior or current passive losses. Instead, such gain or loss likely will be considered attributable to property held for investment.

Capital Losses. Capital losses of individuals are deductible only against capital gains, plus $3,000 of other income in any one taxable year, although the excess capital losses may be carried forward indefinitely.

Non-Trade or Business Expenses. Expenses incurred in connection with an investment that is not considered a trade or business are deductible by individuals, if at all, under Code Section 212. Under Code Section 67, Code Section 212 expenses are deductible by an individual Investor only to the extent such deductions (along with other so-called "miscellaneous itemized deductions") exceed 2% of such Investing Member's adjusted gross income. The Series expenses (including any fees) passed through to the Series Investing Members would be subject to this limitation if they were considered not to be incurred in a trade or business.

There is substantial uncertainty whether the activities of the Series will constitute a trade or business as that concept has been interpreted by the IRS and the courts. Because of the factual nature of this determination, we have no opinion on the extent to which the Series' expenses would be considered incurred in a trade or business. Potential investors should be aware that all or a substantial portion of the Series' expenses may be subject to the limits of Code Section 67; if so, such expenses would be deductible only to the extent that the Series Investing Member's aggregate miscellaneous itemized deductions (including such expenses) exceeded 2% of such Investing Member's adjusted gross income.

Investment Interest Expense. Code Section 163(d) generally limits the amount of investment interest (i.e., interest incurred to purchase or carry property held for investment) that a non-corporate taxpayer can deduct. The deduction is limited to the amount of such taxpayer's investment income. However, the investment interest deduction is not a miscellaneous itemized deduction under Code Section 67, and thus, is not subject to the limitation that it exceed 2% of a taxpayer's adjusted gross income in order to be deductible. Investment interest that cannot be deducted for federal income tax purposes for any year because of the foregoing limitation may, subject to further limitations, be carried over and treated as investment interest paid in succeeding taxable years.

It should be anticipated that interest paid by the Series on any borrowings, as well as any interest paid by an Investor on borrowings incurred to purchase Units, will be considered "investment interest." Any investment income from the Series passed through to the Series Investing Members would increase the amount of investment interest that each Investor would be able to deduct.

The foregoing rules will not apply to the extent losses from the Series constitute "passive losses" as described above. In such case, interest expense (either of the Series or of an Investor) attributable to the passive activity in question will be treated as a passive activity deduction and not as investment interest.

Sale of an Interest in the Series. The sale or exchange of an interest in the Series ordinarily results in a capital gain or loss, but can result in the recognition of ordinary income under certain circumstances. Code Section 751 treats gain on the sale of the Series interest that is attributable to either (i) unrealized receivables of the Series or (ii) substantially appreciated Company inventory as ordinary income. It is not anticipated that the Series will have significant amounts, if any, of unrealized receivables or inventory.

Company Organizational and Syndication Expenditures. Expenses of organizing the Series (organizational expenses) and expenses incurred in connection with the Offering of the Series Units (syndication expenses) are not deductible by the Series or any Investor. The Series may elect to amortize organizational expenses over a period of 15 years.

Fees and Compensation. The Series Agreement may provide for payment to our Managing Member of certain fees and compensation (See the Series Agreement). If such fees and compensation is deductible only under Code Section 212, Series Investing Members would be subject to the limitations under Code Section 67 described above under "Limitations on Company Deductions -- Non-Trade or Business Expenses." The IRS could also contend that a portion of such fees and compensation represents a nondeductible syndication cost or an amortizable organizational expense or a capitalized cost of acquiring Portfolio Companies. If the IRS were successful in this argument, the deductions allocated to the Series Investing Members would be decreased.

Alternative Minimum Tax. The Code provides for an alternative minimum tax to be paid by corporate and individual taxpayers to the extent such tax exceeds the taxpayer's regular federal income tax liability. Alternative minimum taxable income is generally the taxpayer's taxable income as recomputed using certain adjustments plus the amount of the taxpayer's items of tax preference. Among the adjustments used in determining alternative minimum taxable income, passive activity losses, as recomputed, are not deductible. In addition, investment interest in excess of investment income is not allowable as a deduction against alternative minimum taxable income even if deductible in computing regular tax liability.

In addition, 27% of the amount of gain excluded from the taxpayer's gross income on the sale of QSBS under the 50% exclusion discussed above is treated as an item of tax preference and thus increases alternative minimum taxable income. Otherwise, an investment in the Series is not expected to generate material items of tax preference for individuals.

The application of the alternative minimum tax depends on the facts and circumstances of each taxpayer's situation and the computation of such tax is complicated. Each prospective investor is urged to consult his or her tax advisor to determine whether he or she will be subject to the alternative minimum tax and the potential effects thereof on an investment in the Series.

Capital Costs

Tangible Costs. The costs of acquiring tangible personal property may be capitalized and recovered through deductions for depreciation (see prior "Depreciation" section).

Real Property Acquisition Costs. Property acquisition costs must be capitalized.

Basis and "At Risk" Rules

Basis. A Member's basis in their Membership Interest is used to determine the gain or loss to a Member on the disposition of an interest and to determine whether a gain is recognized when cash is distributed from the Series. Furthermore, a Member may only deduct their share of Company losses to the extent of adjusted basis in their Membership Interest. Generally, each Series Investing Member's beginning basis will equal the sum of (i) their initial contributions to capital and (ii) their proportionate share of Company liabilities. Each Series Investing Member's basis in the Series Units will be increased by the allocable share of Company income, any subsequent capital contributions, and increases in their proportionate share of Company liabilities. A Series Investing Member's basis in the Series will be decreased (but not below zero) by their share of losses and Member distributions with respect to such Membership Interest. A decrease in a Series Investing Member's share of liabilities is treated for tax purposes as a distribution of cash to the Series Investing Member even though no cash was actually received. Such a decrease will occur, for example through amortization or other discharge of liabilities, reduction of the Series Investing Member's share of liability resulting from the sale of or foreclosure on property subject to debt, or upon the sale or other disposition of the Series Units.

"At-Risk" Limitations. Section 465 of the Code provides that, with respect to an activity, the amount of any losses (otherwise allowable for the year in question) which may be deducted by individuals, Subchapter S corporations, or "closely held corporations" (i.e., one in which five or fewer individuals own, with the application of constructive ownership rules, more than 50% of the outstanding stock) cannot exceed the aggregate amount with respect to which such taxpayer is "at risk" in such activity at the close of the tax year. The amount of loss that an investor can deduct is limited to his amount "at risk." A taxpayer is generally to be considered "at risk" with respect to an activity to the extent of cash, and the adjusted basis of other property contributed to the activity with respect to which the taxpayer has personal liability for payment from its personal assets. However, if the taxpayer borrows money to contribute to the activity and the lender's only recourse is either the taxpayer's interests in the activity or property used in the activity, the amount of the proceeds of the borrowing are to be considered amounts financed on a non-recourse basis which do not increase the taxpayer's amount "at risk". A taxpayer will not be considered to be "at risk", even as to the equity capital which such taxpayer has contributed to the activity, to the extent that the taxpayer is protected against economic loss of all or part of such capital by reason of an agreement or arrangement (guaranties, stop loss agreements or other similar arrangements) for compensation or reimbursement of any loss which the taxpayer may suffer. Any Investing Member who borrows the cash contributed to the Series or who has other similar arrangements with respect to the interest should consult a tax advisor as to the application of the "at risk" limitation. A Series Investing Member's amount "at risk" will be increased by his distributive share of any Company taxable income; and decreased (but not below zero) by distributions from the Series, by his share of allowable Company losses, by his share of non-deductible Company expenditures which are not capital expenditures, and by the amount of the Series Investing Members deduction for depletion. The amount of any loss that is not allowable in a taxable year can be carried over to succeeding taxable years and deducted if and to the extent a Series Investing Member becomes "at risk," provided the Series Investing Member has sufficient tax basis. A Series Investing Member's "at risk" amount would be reduced by that portion of the loss which then becomes allowable as a deduction in succeeding taxable years. If a Series Investing Member receives distributions which exceed his "at risk" amount, or if his "at risk" amount is for any reason reduced below zero, losses previously claimed by the Series Investing Member from the activity will be "recaptured" and will be taxable to the Series Investing Member to the extent of such excess distributions or to the extent that his "at risk" amount is reduced below zero.

Sale or Other Disposition of Assets

Upon the sale or other disposition of any assets the Series will realize gain or loss equal to the difference between the Series' basis for such asset at the time of the disposition and the amount realized by the Series. The basis of the asset, at a given point in time, is determined by subtracting cost recovery from the capitalized costs of the asset. The amount of the proceeds from the sale or other disposition of any asset will be the sum of (i) money realized, (ii) the fair market value of any property received other than money, and (iii) the unpaid amount, if any, of any indebtedness allocable to such asset (which will be treated as consideration as though there had been a cash payment to the Series in a like amount).

Gains and losses from sales of assets held for the requisite holding period and not held primarily for sale to customers would be gains and losses described in Section 1231 of the Code, resulting from the sale or exchange of real or depreciable property used in a trade or business. A Series Investing Member's net Section 1231 gain will be treated as a long-term capital gain while a net loss will be an ordinary deduction from gross income. However, if the Series Investing Member has claimed Section 1231 losses in any of the five most recent preceding tax years, such Investing Member must recapture as ordinary income the current year Section 1231 gains to the extent of such previously unrecaptured losses. The holding period for Section 1231 gains is twelve months.

Under Section 613A(c)(7)(D) of the Code, the Series is required to allocate to each Member their proportionate share of the adjusted basis of our assets. Accordingly, each Member is required to separately keep records of their share of the adjusted basis in the assets of the Series and use such adjusted basis in the computation of gain or loss on the disposition of any such asset by the Series.

Sale of an Interest in the Series

Generally, beginning in 1998 any gain or loss realized upon the sale of Series Units held for more than twelve months will be taxed as a long-term capital gain or loss. That portion of realized gain allocable to a Member's "unrealized receivables" (including, among other things, depletion deductions to the extent such deductions reduced the basis of the Series' assets, accounts receivable that have not been taken into income, and the potential recapture on Code Section 1245 property (tangible personal property)) or "substantially appreciated inventory" will be taxed as ordinary income. Furthermore, the amount realized upon such a sale will include the amount of liabilities to which the Series Units are subject.

If any Units include unrealized receivables or substantially appreciated inventory items, the transferor of Units must notify our Managing Member within 30 days of the transfer or by January 15 of the following year, if earlier, and file a statement with their tax return. Most Investing Members who transfer their Units will be required to comply with such notification requirements. The Series will then be required to file Form 8308 with the IRS, containing information identifying the transferor and transferee, and to provide each transferor and transferee with a copy of the Form 8308 so filed with the IRS.

In the event of a sale or assignment of Units (other than by reason of a death), the income, loss, deduction and credits of the Series will be allocated pro rata between the assignor and assignee of such Units based on the periods of time during the fiscal year that such Units were owned by each, without regard to the periods during such fiscal year in which such income, loss, deduction, and credits were actually realized. However, certain "cash basis items" (i.e., interest, taxes and payments for services or for the use of property) will be allocated between the transferor and transferee by assigning the appropriate portion of such items to each day in the period to which they are attributable and by allocating such assigned portion based upon the transferor's or transferee's interest in the Series as of the close of such day. Furthermore, transferees of Units will be entitled to claim cost depletion, depreciation (if any), and losses and will be required to report gain with respect to the property based only on their pro rata share of their bases therein (and not the price paid for the Series Units), unless the Code Section 754 election is made to adjust the basis of property with respect to the transferee.

A limited liability company may elect to have the cost basis of its assets adjusted in the event of a sale by a Member of their interest in the Series or in case of the death of a Member. In the case of a sale of an interest by a Member, the election would affect only the transferee Member by requiring an adjustment of the basis of the Series' assets which would reflect the difference between the cost to such a transferee for their interest in the Series and their pro rata share of the Series' basis in the underlying Company assets at the time of the transfer. As a result of the inherent tax accounting complexities and the substantial expense that would be incurred in making the election to adjust the tax basis of properties under Section 734, 743 and 754 of the Code, in such circumstances, our Managing Member does not intend to make such elections on behalf of the Series, although it is empowered to do so. The absence of any such election may in some circumstances result in a reduction in the value of the Series Units to be acquired by a potential transferee.

In the event the Series is terminated prior to being wound down and liquidated, as per our Company Agreement all of the Series' assets and assets will be deemed to have been distributed pro rata to the Members in kind may be recaptured. If the Series is continued after it is terminated, it will be treated as a second entity for tax purposes with Members' basis in their Units and the Series' basis in its properties being determined anew.

Distributions of Cash from the Series

Any cash received by a Member from the Series which is not in liquidation of his Membership Interest will not necessarily cause the recognition of gain (or loss) for federal income tax purposes. However, cash distributions (including "deemed" distributions resulting from a reduction in Company liabilities) in excess of a Member's adjusted basis prior to said distributions will result in recognition of gain to the extent of such excess. Except for ordinary income which may result from cost recovery recapture, any such gain will generally be taxed as a capital gain and will be long-term or short-term, depending upon the Series Investing Member's holding period for his Membership Interest. Cash distributed by the Series to a Series Investing Member will not cause the recognition of any gain, except as previously noted, but will reduce such Investing Member's basis (but not below zero) in his Membership Interest (See "Basis," and "At-Risk Limitations").

Liquidation of the Series

It is contemplated that upon any liquidation of the Series, the assets held by the Series will be sold or distributed in kind. Accordingly, upon liquidation, each of the Series Investing Members will receive cash and/or an undivided interest in the assets and related tangible personal property in accordance with the proportion in which each Series Investing Member holds an ownership interest in the Series. In addition, property owned by the Series, or the proceeds from the sale thereof, will be distributed to the Series Investing Members, in amounts equivalent to their respective interest therein on the date of distribution, subject to liens, and outstanding contracts.

Upon such liquidation, a Series Investing Member will recognize a capital gain to the extent that the cash received in the liquidation exceeds the Series Investing Member's tax basis of their Units. Gain attributable to "unrealized receivables," which term includes depreciation recapture on tangible personal property will be characterized as ordinary income. A capital loss generally will be recognized to the extent that their basis, as adjusted, exceeds the liquidating cash distribution. In addition, each Series Investing Member may be in receipt of income from the normal operations of the Series during the year of dissolution. Such income will constitute ordinary income, and the full amount of any capital loss realized by such Investing Member on liquidation of the Series may not be available to offset the full amount of taxable income recognized by the Series Investing Member from operations of the Series during the year of liquidation.

To the extent the Series distributes cash from any source, such distribution will reduce the Series Investing Member's basis in their Units, and any amount in excess of such basis will constitute taxable income. Such income will be taxable as capital gain, unless attributable to "unrealized receivables" in which case it will constitute ordinary income. It is not presently anticipated that the Series will sell or dispose of any of its substantial assets prior to or during liquidation.

The recapture of depreciation upon the disposition of tangible personal property of the type to be distributed in kind to the Series Investing Member is considered to be an "unrealized receivable." However, each Series Investing Member should not recognize any ordinary income upon the distribution in kind of its share of tangible personal property in liquidation of the Series since, under the Code and applicable federal income tax regulations, such distribution should not be treated as a disposition of such Investing Member's share of the property. Depreciation recapture would occur, however, upon a subsequent disposition of the property by the Series Investing Member. The basis of the distributed properties (in the hands of the distributee) treated as "unrealized receivables" is the lesser of (i) the adjusted basis of such properties in the hands of the Series immediately prior to liquidation, or (ii) the Series Investing Member's basis in their Units which must be first allocated to the "unrealized receivables." However, the amount of ordinary income resulting from the recapture of depreciation deductions upon a subsequent sale or disposition of such properties cannot exceed the total amount of depreciation deductions claimed on such properties.

A distribution in liquidation upon termination of the Series (or at any other time) of assets with depreciation subject to recapture, unrealized receivables or substantially appreciated inventory items, will be considered a sale or exchange, resulting in gain or loss, and recapture of investment credit, unless each Member receives their pro rata share of assets distributed.

A Series Investing Member's basis in the properties (other than "unrealized receivables" and adjustments therefor referred to above) received in liquidation from the Series will be the same as its basis in the Series interest at the time of liquidation decreased by the amount of cash received. Accordingly, if there are no obligations to be assumed and no cash is available for distribution, properties distributed will have the same basis in the hands of the Series Investing Member's as their basis in the Series. Investing Members could realize substantial taxable income upon the sale or exchange of any of the property distributed in liquidation.

Alternative Minimum Tax

Non-corporate taxpayers are subject to the alternative minimum tax to the extent it exceeds their regular tax. The Alternative Minimum Tax ("AMT") is not imposed on the Series. Investing Members, however, may be subject to the tax. Alternative minimum taxable income is generally computed by adding or subtracting adjustments and tax preference items to income determined for regular tax purposes. The tax may equal up to 28% of alternative minimum taxable income which exceeds the applicable exemption amount.

The adjustments and tax preference items may include, among other things; the excess of accelerated over straight- line depreciation on real property and on leased personal property.

The Taxpayer Relief Act of 1997 exempts certain small corporations from Alternative Minimum Tax. The exemption for small corporations is effective for tax years beginning after 1997.

The extent, if any, to which the tax preference items of any Investing Member would be subject to the alternative minimum tax will depend on that Investing Member's overall tax situation. If a Series Investing Member is liable for the alternative minimum tax, the net effect may be that some or all of the tax losses being generated by an investment in the Series will result in a tax reduction at the alternative minimum tax rate, while the income generated from our operations eventually may be subject to higher marginal tax rates.

Deferral of Taxes

It is expected that the Series will incur tax losses from operations in the current year and that such tax losses may offset income of the Series Investing Members from other sources. In subsequent tax years, however, the taxable income from Company operations may not be offset by any allowable income tax deductions. In addition, as a result of such deductions, the Series' basis in real property and in any multi-family housing Property thereon (and the basis of each Series Investing Member in his Membership Interest) will be substantially reduced. Because of low tax basis, in the year in which a Series Investing Member sells or disposes of his Membership Interest, a substantial part of amounts realized most likely will constitute taxable gain. Thus, the tax benefit afforded in early years may defer to later years, but will not eliminate a Series Investing Member's overall federal income tax liability. The tax benefit which any particular Investor may derive from investment in the Series will depend in part on the value of such tax deferral to him. In order to determine the benefit of the deferral, the Investor must analyze the amount of potential tax savings which can be utilized in the early years of the Series.

Miscellaneous Provisions

No Section 754 Election. Due to the tax accounting burden such election imposes, the Series does not intend to file an election under Code Section 754 to adjust the basis of Company Property in the case of a transfer of a Unit or the distribution of property by the Series (although in same circumstances, such treatment may be mandatory under the Code). As a consequence, a transferee might be subject to tax upon the portion of the proceeds of a sale or disposition of Company equity securities that represents, as to that transferee, a return of capital. This decision not to file an election may adversely affect the price that potential transferees would be willing to pay for the Series Units.

Interest and Penalties. If Company income or loss is subsequently adjusted by the IRS, the Series Investing Members will be subject to interest on any deficiency from the due date of the original return. Additionally, a penalty equal to 20% (or, in some cases, 40%) of the understatement may be imposed on any "substantial understatement" of tax liability even if the taxpayer was not negligent or fraudulent in filing the taxpayer's tax return. A "substantial understatement" is defined as an understatement for the taxable year that exceeds the greater of l0% of the required tax or $5,000 ($10,000 for most corporations).

Company Audit Rules. The tax treatment of Company items of income and deduction generally will be determined at the Series level. Investing Members will be required to file their tax returns in a manner consistent with the information returns filed by the Company and/or Series, unless the Investor files a statement with such Investing Member's tax return describing any inconsistency. In addition, our Managing Member will be both the Company's and each Series' "Partnership Representative" and as such will have authority to make certain decisions with respect to any IRS audit and any court litigation relating to the Company and/or each Series. In general, the law limits the rights of less than one percent partners to participate in such proceedings without notifying the IRS and the Partnership Representative.

Possible Changes in Federal Income Tax Laws. The federal income tax matters discussed herein are based on the laws in effect on the date of the Series' Offering Statement; however, tax laws are subject to frequent changes. When these changes occur, the adopted statutes, regulations, rulings, and judicial decisions may also be made retroactive. Accordingly, there can be no assurance that future changes in the Code, Treasury regulations, IRS rulings, or judicial decisions will not adversely affect a Series Investing Member's investment in the Series. The content of any future tax legislation is impossible to predict; therefore, prospective investors are urged to consult their own tax advisors regarding the possible tax consequences of future legislation on their investment in the Series.

Penalties and Audit Procedures with IRS

Audit of Company and Returns, and Determination Procedures. Returns filed by the Series are subject to audit by the IRS. The IRS has announced a national tax shelter audit program, which could include the Series, and which make audit of the Series Investing Member's returns more probable. Any such audit may lead to adjustments, in which event the Series Investing Member may be required to file amended personal federal income tax returns. Any such audit could also lead to an audit of a Series Investing Member's tax return which may result in adjustments other than those relating to investment in the Series, costs of challenging such adjustments, and if such challenge is unsuccessful, payment of additional tax. Should this occur, the Series Investing Member may be required to pay interest and penalties plus the additional tax. Interest payable on deficiencies under the Internal Revenue laws will be compounded daily. A penalty of 20 percent may be imposed on substantial understatements of income tax. Code Section 6662 imposes a penalty equal to 20% of the amount of the underpayment attributable to a substantial understatement of tax liability. A substantial understatement of tax liability exists if a taxpayer's reported liability in a taxable year understates the amount required to be reported for such year by the greater of 10% of the total tax due or $5,000 (except with respect to certain corporations). Generally, the Code Section 6662 penalty will not be imposed upon that portion of the understatement attributable to the tax treatment of any item if (a) the taxpayers acted in good faith and there was reasonable cause for the understatement, (b) the understatement was based on substantial authority, or (c) there was a reasonable basis for the tax treatment and the treatment of such items was disclosed on the taxpayer's return. The Code provides that tax adjustments will generally be made in a unified proceeding at the Series level, rather than at the Member level. The Code requires, with certain exceptions, that the reporting of items by individual Members correspond to the treatment of such items on the Series return. In addition, any resolution of the appropriate tax treatment of an item of income, deduction or credit will be accomplished through the appointment of a "Partnership Representative", (as defined in the Code), who will usually be our Managing Member and who will act as the primary liaison between the IRS and the Series and its Members. The Partnership Representative is empowered to receive notice of the commencement of administrative proceedings and adjustments, may extend the statute of limitations for assessments of deficiencies with respect to all Members regarding Company items and may pursue judicial review of administrative determinations or make requests for administrative adjustments on behalf of the Series. The Code also provides for situations when other Members may participate in the Series proceedings or may commence administrative and judicial proceedings on their own behalf. For this purpose, our Managing Member shall serve as the Partnership Representative.

Tax Audit Risks. Investment in our Units may increase the possibility that a Series Investing Member's tax returns for years in which the program is in existence will be examined by the Service. The cost of any such examination, and of any legal proceeding instituted to contest the results of any such examination, must be borne by the investor subject thereto, even if the examination is triggered by or limited to items associated with investment in this Program.

Investment by Qualified Plans and Other Tax Exempt Entities

General. The following entities are generally exempt from federal income taxation: (1) trusts forming part of a stock bonus, pension, or profit sharing plan (including a Keogh plan) meeting the requirements of Section 401(a); (2) trusts meeting the requirements for an Individual Retirement Account ("IRA"), under Section 408(a) (referred to herein, along with trusts described in (1), as "Qualified Plans"); and (3) organizations described in Sections 501(c) and 501(d) (collectively with Qualified Plans, "Tax Exempt Entities").

This exemption does not apply to the extent that taxable income is derived by the above entities from the conduct of any trade or business that is not substantially related to the exempt function of the entity ("unrelated business taxable income"). If an entity is subject to tax on its "unrelated business taxable income," it may also be subject to the alternative minimum tax on related tax preference items.

In the case of a charitable remainder trust, the receipt of any "unrelated business taxable income" during any taxable year will cause all income of the trust for that year to be subject to federal income tax. Although in some circumstances taxability under the ordinary trust rules may not be disadvantageous to a charitable remainder trust, the Series intends to structure all of their assets so as to avoid any "unrelated business taxable income" to a charitable remainder trust.

"Unrelated business taxable income" is generally taxable only to the extent the Tax Exempt Entity's "unrelated business taxable income" from all sources exceeds $1,000 in any year. The receipt of "unrelated business taxable income" by a Tax Exempt Entity in an amount less than $1,000 per year will, however, require the Tax Exempt Entity (except an IRA), to file a federal income tax return to claim the benefit of the $1,000 per year exemption. Fiduciaries of Tax Exempt Entities considering investing in Units are urged to consult their own tax advisors concerning the rules governing "unrelated business taxable income."

Debt-Financed Property. Even though certain types of income, such as capital gains, interest and dividends, generally may be considered passive and excluded from unrelated business income tax, such income when derived from an investment in property which is "debt-financed" can still result in income subject to taxation. "Debt-financed property" is defined in the Code as any property which is held to produce income and with respect to which there is "acquisition indebtedness." "Acquisition Indebtedness" includes indebtedness incurred by a Tax Exempt Entity to acquire Units and indebtedness incurred by the Series. Each Tax Exempt Entity should consult with its own counsel regarding whether it may have incurred "acquisition indebtedness" to acquire the Series Units.

In the event the Series invests in and owns property on which there is "acquisition indebtedness," a portion of each Tax Exempt Entity's distributive share of the Series' taxable income (including capital gain) may constitute "unrelated business taxable income." This portion would be approximately equivalent to the ratio of the Series' debt to the basis of the Series' property. Therefore, a Tax Exempt Entity that purchases Units may be required to report such portion of its pro rata share of its Company's taxable income as "unrelated business taxable income." It should be noted that in computing the "unrelated business taxable income" of a Tax Exempt Entity for this purpose, the deduction for depreciation is limited to the amount computed under the straight-line method.

The Series may incur "acquisition indebtedness" in its assets which is allocable to any Tax Exempt Entity, thus resulting in "unrelated business taxable income" to such entity, but the Series will strive to avoid incurring such indebtedness in any material amount.

ERISA Considerations. In considering an investment in Units, fiduciaries of Qualified Plans should consider (i) whether the investment is in accordance with the documents and instruments governing such Qualified Plan; (ii) whether the investment satisfies the diversification requirements of Section 404(a)(1)(C) of the Employee Retirement Income Security Act of 1974 ("ERISA"), if applicable; (iii) the fact that the investment may result in "unrelated business taxable income" to the Qualified Plan (including IRAs and Keogh plans); (iv) whether the investment provides sufficient liquidity; (v) their need to value the assets of the Qualified Plan annually; and (vi) whether the investment is prudent.

ERISA generally requires that the assets of employee benefit plans be held in trust and that the trustee, or a duly authorized investment manager (within the meaning of Section 3(38) of ERISA), have exclusive authority and discretion to manage and control the assets of the plan. ERISA also imposes. certain duties on persons who are fiduciaries of employee benefit plans subject to ERISA and prohibits certain transactions between an employee benefit plan and the parties in interest with respect to such plan (including fiduciaries). Under the Code, similar prohibitions apply to all Qualified Plans, including IRAs and Keogh plans covering only self-employed individuals which are not subject to ERISA. Under ERISA and the Code, any person who exercises any authority or control respecting the management or disposition of the assets of a Qualified Plan is considered to be a fiduciary of such Qualified Plan.
Furthermore, ERISA and the Code prohibit "parties in interest" (including fiduciaries) of a Qualified Plan from engaging in various acts of self-dealing such as dealing with the assets of a Qualified Plan for his own account or his own interest. To prevent a possible violation of these self-dealing rules, neither the Series, our Managing Member nor its affiliates will purchase assets with the funds of any Qualified Plan (including a Keogh plan or IRA) if they (i) have investment discretion with respect to such assets, or (ii) regularly give individualized investment advice which serves as the primary basis for the investment decisions with respect to such assets.

If the assets of the Series were deemed to be "plan assets" under ERISA, (i) the prudence standards and other provisions of Title 1 of ERISA applicable to investments by Qualified Plans and their fiduciaries would extend (as to all plan fiduciaries) to investments made by the Series and (ii) certain transactions that the Series might seek to enter into might constitute "prohibited transactions" under ERISA and the Code.

The Department of Labor has published a regulation defining what constitutes the assets of a Qualified Plan with respect to its investment in another entity (the "ERISA Regulation"). Section 2510.3- 101(a)(2) of the ERISA Regulation provides as follows: "Generally, when a plan invests in another entity, the plan's assets include its investment, but do not, solely, by reason of such investment, include any of the underlying assets of the entity. However, in the case of a plan's investment in an equity interest of an entity that is neither a publicly-offered security nor a security issued by an investment company registered under the Investment Company Act of 1940, its assets include both the equity interest and an undivided interest in each of the underlying assets of the entity, unless it is established that: (i) the entity is an operating company, or (ii) equity participation in the entity by benefit plan investors is not significant."

Under Section 2510.3-101(f)(1) of the ERISA Regulation, equity participation in an entity by Qualified Plans is "significant" on any date, if, immediately after the most recent acquisition of any equity interest in an entity, 25% or more of the value of any class of equity interests in the entity is held by Qualified Plans. Recently enacted legislation provides that in determining whether this 25% test is met, governmental pension plans and certain church and foreign pension plans which are not subject to ERISA (collectively, "Non-ERISA Plans") need not be included within the category of Qualified Plans which is subject to the 25% limit.

Unless another exemption under the Regulation is available, the Series will not admit any Qualified Plan as an Investor or consent to an assignment of Units if such admission or assignment will cause 25% or more of the value of any class of Units in the Series to be held by Qualified Plans other than Non-ERISA Plans. Accordingly, the assets of a Qualified Plan investing in the Series should not, solely by reason of such investment, include any of the underlying assets of the Series.

The other exemption under the ERISA Regulation that might become available is the "venture capital operating company" exemption. Under the ERISA Regulation, when a Qualified Plan invests in another entity and such entity is a venture capital operating company, the plan assets include its investment, but do not, solely by reason of such investment, include any of the underlying assets of the entity. If at least 50% of the assets of an entity (excluding short-term investments pending long-term commitment) are invested in "venture capital investments," during certain relevant periods, the entity will be considered a "venture capital operating company." For this purpose, a "venture capital investment" is an interest or investment in an operating company as to which the entity has or obtains management rights. Under the ERISA Regulation, an "operating company" is an entity that is primarily engaged, directly or through a majority owned subsidiary or subsidiaries, in the production or sale of a product or service other than the investment of capital. In an advisory opinion, the Department of Labor has taken the position that an entity may only be a "venture capital operating company" starting on the day it makes its first "venture capital investment," thus placing the Series in jeopardy until it has made substantial venture capital investments. It is not expected that the Series will attempt to qualify as a "venture capital operating company" because of this and other technical impediments to assuring this exemption.

Each fiduciary of a Qualified Plan (and any other person subject to ERISA) should consult his tax advisor and counsel regarding the effect of the plan asset rules on an investment in the Series by a Qualified Plan.

U.S. state law or the applicable law of other non-U.S. jurisdictions

The Series may operate in states and localities that impose a tax on the Series' assets or income based on the Series' activities in those jurisdictions. A Series Investing Member may be subject to an obligation to file tax returns and pay income taxes (including, in some jurisdictions, a minimum tax) and estate or inheritance taxes in states and localities in which the Series do business as well as in the Series Investing Member's own state of domicile. Depending on applicable state and local laws, deductions that are available to the Series and the Series Investing Members for federal income tax purposes may not be available for state and local income tax purposes. States and localities may also require the Series to withhold tax on income allocable to an investor from any Company distributions. In addition, corporations investing in the Series may become subject to a corporate income tax, including a corporate minimum tax, in those states in which the Series conduct business as a result of their investments in the Series. Investing Members are urged to consult their tax advisors with respect to these matters.

State and Local Income Taxes

An investment in the Series may subject a Series Investing Member to income taxes imposed by the states and localities in which the Series operates as well as any other jurisdictions in which a Series Investing Member resides or does business, and accordingly, may require a Series Investing Member to file one or more state or local income tax returns reflecting income from the operations of the Series.

Accountants

Tax returns will be prepared by such accounting firm as may be designated by our Managing Member.

Reports to Investing Members

As soon as reasonably practicable after the end of each fiscal year, each Series Investing Member shall be furnished a copy of a statement of income or loss for the Series and another statement showing the amounts allocated to or against such Investing Member pursuant to the Series Agreement during or in respect of such year (i.e., an IRS "Schedule K-1"). These statements will also show all items of income, expense or credit allocated to such Investing Member for federal income tax purposes. These statements will be prepared in accordance with the accounting method adopted by the Series and will be reflected in the Series' tax return. Our Managing Member shall also deliver to each Series Investing Member by the first day of April following the close of each fiscal year of the Series all of the information necessary for the completion of that portion of their federal income tax return relating to their investment in the Series. The Series will maintain its accounts on a basis deemed by our Managing Member to be in the best interests of the Series Investing Members. The fiscal year of the Series shall begin on the first day of January and end on the thirty-first day of December each year. Any Investing Member may request that the books and records of the Series be audited at the end of any fiscal year, and any such audit shall be conducted by an independent certified public accountant selected by the Series Investing Member requesting the audit. If such request is made, the audit shall be conducted at the expense of the Series Investing Member requesting the audit. In the event an audit is not made within two (2) years from the date a statement of revenues and expenses of the Series properties is mailed, such revenues and expenses shall be conclusively presumed correct.

LEGAL PROCEEDINGS

As of the date of this Offering Statement, we are not a party to any litigation. The Company and/or its Affiliates may be or become parties to litigation in the normal course of business or may be or become subject to government investigations or administrative proceedings from time to time. We are presently unaware of any other active material legal proceedings, regulatory or otherwise, against the Company or its Affiliates that may have a material impact on our prospective activities.

INDEMNIFICATION OF THE MANAGING MEMBER

Under the terms of the Company's Limited Liability Company Agreement, the Managing Member and its Affiliates will not be liable to the other Series Members for errors in judgment or other acts or omissions not amounting to gross negligence or willful misconduct, and will be indemnified in such circumstances against any losses or liabilities that either may incur as a result of the manner in which it operated the business or affairs of the Series. In addition, unless otherwise provided in a Series Agreement, the Managing Member's liabilities that exist or arise in connection with a Series and vis-à-vis the Series Investing Members of a Series shall be enforceable against the Managing Member's Membership Interest in that Series only, and shall not be enforceable against the Managing Member's Membership Interest in the Company generally or in any other Series. Therefore, you may have more limited rights of action than you would have in the absence of these limitations.

ONGOING REPORTING

The Company will file a report with the Commission annually and post the report on its website, no later than 120 days after the end of each fiscal year covered by the report.

The Company may terminate its reporting obligations in the future in accordance with Rule 202(b) of Regulation Crowdfunding in the event:

(1) the Company is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act of 1934, as amended (the "Exchange Act");

(2) the Company has filed, since its most recent sale of securities pursuant to Regulation Crowdfunding, at least one annual report pursuant to Regulation Crowdfunding and has fewer than 300 holders of record;

(3) the Company has filed, since its most recent sale of securities pursuant to Regulation Crowdfunding, the annual reports required pursuant to Regulation Crowdfunding for at least the three most recent years and has total assets that do not exceed USD $10,000,000;

(4) the Company or another party repurchases all of the Securities issued in reliance on Section 4(a)(6) of the Securities Act including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) the Company liquidates or dissolves its business in accordance with state law.

The Company's filings and reports pursuant to Regulation Crowdfunding may be viewed online at www.sec.gov.

If you or your advisors would like additional information regarding the Company or our objectives, please contact us:

Amia Investments LLC
705 W 9th Street, Unit 2306
Los Angeles, California 90015 USA
Telephone: (323) 628-2030
E-mail: mmehdizadeh@amiaengineering.com

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EXHIBIT A

FORM OF

SERIES AGREEMENT

OF

Amia Investments LLC – SERIES A

Amia Investments LLC
705 W 9th Street, Unit 2306
Los Angeles, California 90015 USA
Telephone: (323) 628-2030
E-mail: mmehdizadeh@amiaengineering.com

This section alone does not constitute an offer by the Company or its Affiliates.
An offer may be made only by an authorized representative of the Company and the recipient must receive a complete
Offering Statement, including all Exhibits.

Amia Investments LLC

(a Delaware series limited liability company)

SERIES A-1

SERIES AGREEMENT

THIS SERIES AGREEMENT (this "Series Agreement") is hereby adopted as of December 18, 2020 (the "Series Effective Date") by the undersigned Managing Member establishing the terms of "SERIES A-1" (this "Series") under the Company's Limited Liability Company Agreement of Amia Investments LLC, a Delaware series limited liability company (the "Company"), pursuant to Section 18-215 of the DLLCA which is incorporated herein by reference. Unless otherwise specified herein, all capitalized terms used herein shall have the meanings assigned to them in the Company's Limited Liability Company Agreement.

The terms of this Series are as follows:

1. Name of Series: Amia Investments LLC SERIES A-1

2. Purpose of Series: The purpose and business of this Series shall be to invest, either directly or indirectly, in interests related to the multi-family residential housing property described in Exhibit D of the Company's Offering Statement dated December 18, 2020 (the "Property" or "Properties").

3. Distribution Waterfall: The Managing Member shall distribute so much of this Series' revenue, capital, or other disposition of assets, if any, as the Managing Member in their sole discretion may determine are not required for the operation for the Series' business according to the following Sharing Ratio, reflecting the respective percentages of Membership Interest held by and between the Members of this Series (i.e., the Managing Member and the Series Investing Members of this Series) which allocation is to be adjusted based upon performance of the Series. Notwithstanding any provision of this Series Agreement or the Company's Operating Agreement to the contrary, any and all allocations, distributions and sharing ratios between the Investing Members of this Series and the Managing Member shall be distributed as follows:

(a) First, the Members of Series A-1 will receive any realized capital gains according to the Tier 1 Rate of Return (defined below), pro rata to their Capital Contribution to Series A-1;

(b) Thereafter, any remaining profits will be distributed to the Managing Member.

Definitions: For purposes of this Series Agreement,:

"Tier 2 Annual Rate of Return" means Series A-1's realized annual rate of return minus one Point (defined below).

"Tier 1 Annual Rate of Return" means 80% of the Tier 2 Annual Rate of Return,

"Point" means one percent (1%).

For illustrative purposes, please see the following hypothetical example below for further clarification:

Example: After disposition of the asset, assuming Series A-1's annual rate of return is calculated as 18%, and total hold time for Series A-1's project is 4 years, therefore:

A-2

Tier 2 Annual Rate of Return = 18%-1%= 17%

Tier 1 Annual Rate of Return = 0.8*%17=13.6%

In this case, the IRR or annual rate of return for Series A-1 Members for profit distribution in this hypothetical would be 13.6%.

Based on a calculated 13.6% IRR, the equity multiple for Series A-1 members would be determined as: $(1+\%13.6)^4=1.66$

*Please note that actual project annual returns may vary per project performance, The values presented here in the foregoing hypothetical scenario are shown for profit distribution clarification and illustrative purposes only.

4. Banking and Accounting

The Managing Member shall establish a separate bank account for this Series and an account in its own name through which to administer all expenditures and revenue related to this Series.

5. Express Limitations on Liability

Notwithstanding any other law and notwithstanding any other provision of the Company's Limited Liability Company Agreement or any Series Agreement, the debts, liabilities, obligations, and expenses incurred, contracted for, or otherwise existing with respect to the Series established by this Series Agreement (this "Series") shall be enforceable against the assets of this Series only, and shall not be enforceable against the assets of the Company generally or any other series. Furthermore, none of the debts, liabilities, obligations, and expenses incurred, contracted for, or otherwise existing with respect to the Company generally or any other series shall be enforceable against the assets of this Series.

In addition, notwithstanding any other law and notwithstanding any other provision of the Company's Limited Liability Company Agreement or any Series Agreement, the Managing Member's liabilities that exist or arise in connection with this Series and vis-à-vis the Series Investing Members of this Series, shall be enforceable against the Managing Member's Membership Interest in this Series only, and shall not be enforceable against the Managing Member's Membership Interest in the Company generally or in any other series.

* * * * *

Except as modified by this Series Agreement, the terms of the Limited Liability Company Agreement shall govern the rights, duties, and obligations of the Members of this Series.

MANAGING MEMBER:

Amia Management Group LLC
a California limited liability company

By: _____   Series Effective Date: December 18, 2020_

Name: _____, Manager

SERIES INVESTING MEMBERS:

All Series Investing Members now and hereafter admitted as Series Investing Members of this Series, pursuant to powers now and hereafter executed in favor of, and granted and delivered to, the Managing Member.

By: Amia Management Group LLC, as Agent

By: _____   Series Effective Date: December 18, 2020

Name: _____, Manager

EXHIBIT B

FINANCIAL STATEMENTS

OF

Amia Investments LLC – SERIES A-1

Amia Investments LLC
705 W 9th Street, Unit 2306
Los Angeles, California 90015 USA
Telephone: (323) 628-2030
E-mail: mmehdizadeh@amiaengineering.com

This section alone does not constitute an offer by the Company or its Affiliates.
An offer may be made only by an authorized representative of the Company and the recipient must receive a complete Offering Statement, including all Exhibits.

BALANCE SHEET
(unaudited)

FOR

Amia Investments LLC – SERIES A-1

(a development stage company)

as of December 18, 2020

ASSETS

CASH   USD $0.

TOTAL ASSETS   USD $0.

LIABILITIES & EQUITY

CAPITAL   USD $0.

TOTAL LIABILITIES & EQUITY   USD $0.

INCOME STATEMENT (PROFIT/LOSS)
(unaudited)

FOR

Amia Investments LLC – SERIES A-1

(a development stage company)

as of December 18, 2020

REVENUES	USD $0.00	
INCOME	USD $0.00	
TOTAL REVENUES AND INCOME		<u>USD $0.00</u>
EXPENSES		
Accounting	USD $0.00	
Legal fees	USD $0.00	
Consulting fees	USD $0.00	
Travel	USD $0.00	
Bank Charges	USD $0.00	
TOTAL EXPENSES		<u>USD $0.00</u>
NET PROFIT / (LOSS)		<u>(USD $0.00)</u>

EXHIBIT C

FORM OF

LIMITED LIABILITY COMPANY AGREEMENT

Amia Investments LLC
705 W 9th Street, Unit 2306
Los Angeles, California 90015 USA
Telephone: (323) 628-2030
E-mail: mmehdizadeh@amiaengineering.com

This section alone does not constitute an offer by the Company or its Affiliates.
An offer may be made only by an authorized representative of the Company and the recipient must receive a complete Offering Statement, including all Exhibits.

LIMITED LIABILITY COMPANY AGREEMENT

OF

Amia Investments LLC

(a Delaware series limited liability company)

This Limited Liability Company Agreement of Amia Investments LLC, a Delaware series limited liability company (the "Company"), to be effective as of December 18, 2020 (the "Effective Date"), is by and among Amia Management Group LLC, a California limited liability company (the "Managing Member"), the Company itself, and the Persons whose names are set forth on Schedule A, attached hereto, as admitted Members of a particular Series of the Company (the "Series Investing Members"), pursuant to Section 18-215 of the Delaware Limited Liability Company Act, as amended (the "DLLCA"), which is incorporated herein by reference, on the terms and conditions set forth herein. The Managing Member and the Series Investing Members are collectively referred to herein as the "Members" and each as a "Member".

ARTICLE I

GENERAL

1.1.   **Formation**. As of the Effective Date, the Company is hereby formed as a series limited liability company pursuant to the DLLCA. Except as expressly provided herein, the rights and obligations of the Members and the administration and termination of the Company and/or of any particular Series shall be governed by the DLLCA.

1.2.   **Name**. The name of the Company shall be, and the business of the Company shall be conducted generally under the name of "Amia Investments LLC". The business and/or assets of a particular Series shall be conducted in and distinguished by the name of such Series as follows: "Amia Investments LLC – [NAME OF SERIES] SERIES ONLY".

1.3.   **Purpose**. The purpose and business of the Company and/or of any particular Series shall be (i) to acquire, own, hold for investment, develop, market, maintain, operate, improve, sell, lease interests in real property and to engage in any and all general and incidental activities related thereto and necessary for the operation of such activities for profits or losses; (ii) to enter into any lawful transactions and engage in any lawful activities in furtherance of or incidental to the foregoing purpose or in any other purpose as determined by the Managing Member in its sole discretion, and (iii) to own or hold interests in real property and/or fractional interests therein, or certificates of interest, debt instruments, or participation in or investment contracts relative to the same.

1.4.   **Term**. The term of the Company shall commence on the Effective Date and shall continue in perpetuity or until the earlier dissolution and termination of the Company in accordance with the provisions of Section 7.1 of the Limited Liability Company Agreement.

1.5.   **Registered Office and Principal Office**. The initial registered office and principal place of business of the Company shall be set forth in its Certificate which address may be changed from time to time as the Managing Member may from time to time designate. The Company and/or any Series may maintain other offices within or without the State of Delaware at such places as the Managing Member deems advisable.

1.6.   **Certificate of Formation**. The Managing Member shall cause the Certificate of Formation of the Company to be filed with the Delaware Secretary of State (the "Secretary") as required by the DLLCA and shall cause to be filed such other certificates or documents (including, without limitation, copies, amendments, or restatements of the Limited Liability Company Agreement) as may be determined by the Managing Member to be reasonable and necessary or appropriate for the formation, qualification, or registration and operation of a series limited liability company or other similar entity in the State of Delaware and in any other state where the Company and/or a particular Series may elect to do business.

1.7.   **Power of Attorney**.

(a) Grant of Power. Each Series Investing Member hereby constitutes and appoints the Managing Member, and each of its designated Managers or authorized representatives (and any successors thereto by assignment or otherwise and the authorized representatives thereof) with full power of substitution, as their true and lawful agent and attorney-in-fact, with full power and authority in its name, place, and stead, to execute, swear to, acknowledge, deliver, file, and record in the appropriate public offices, as applicable or appropriate: (i) all certificates and other instruments and all amendments or restatements thereof that the Managing Member deems reasonable and appropriate or necessary to qualify or register, or continue the qualification or registration of, the Company as a series limited liability company or other similar entity in all jurisdictions in which the Company and/or a particular Series may conduct business or own property; (ii) all instruments, including an amendment or restatement of the Limited Liability Company Agreement, that the Managing Member deems appropriate or necessary to reflect any amendment, change, or modification of the Limited Liability Company Agreement in accordance with its terms; (iii) all conveyances and other instruments or documents that the Managing Member deems appropriate or necessary to reflect the dissolution, liquidation and termination of the Company and/or of a particular Series pursuant to the terms of the Limited Liability Company Agreement; (iv) all instruments relating to the admission or substitution of any Member; (v) all ballots, consents, approvals, waivers, certificates, and other instruments appropriate or necessary, in the sole discretion of the Managing Member, to make, evidence, give, confirm, or ratify any vote, consent, approval, agreement, or other action that is made or given by the Series Investing Members hereunder, is deemed to be made or given by the Series Investing Members hereunder, or is consistent with the terms of the Limited Liability Company Agreement and appropriate or necessary, in the sole discretion of the Managing Member, to effectuate the terms or intent of the Limited Liability Company Agreement; provided that, with respect to any action that requires the vote, consent, or approval of a stated percentage of the Members under the terms of the Limited Liability Company Agreement, the Managing Member may exercise the power of attorney granted in this subsection (v) only after the necessary vote, consent, or approval has been made or given. Nothing herein contained shall be construed as authorizing the Managing Member to amend the Limited Liability Company Agreement except in accordance with Article V of the Limited Liability Company Agreement or as otherwise provided in the Limited Liability Company Agreement.

(b) Irrevocability. The foregoing power of attorney is hereby declared to be irrevocable and a power coupled with an interest, and it shall survive, and not be affected by, the death, incompetency, incapacity, disability, dissolution, bankruptcy or termination of any Series Investing Member, or the transfer of all or any portion of its Membership Interest and shall extend to such Series Investing Member's heirs, successors, assigns and legal representatives. Each Series Investing Member agrees to be bound by any representations made by the Managing Member acting in good faith pursuant to such power of attorney; and each Series Investing Member hereby waives any and all defenses that may be available to contest, negate or disaffirm any action of the Managing Member taken in good faith under such power of attorney. Each Series Investing Member shall execute and deliver to the Managing Member within 15 days after receipt of the Managing Member' request therefor, such further designations, powers of attorney, and other instruments as the Managing Member deems necessary to effectuate the Limited Liability Company Agreement and the purposes of the Company and/or of a particular Series.

1.8 **Series and Membership Interests**.

(a) The Company may establish one or more separate Series as contemplated by Section 18-215 of the DLLCA. Each Series may have separate Members, Managers, Membership Interests, or assets that have (i) separate rights, powers, or duties with respect to specified property or obligations of the Series or profits and losses associated with specified property or obligations; or (ii) have separate business purposes or investment objectives. Any given Series established by the Company may carry on any business, purpose, or activity, whether or not for profit, that is not prohibited by law. Notwithstanding any other law, the debts, liabilities, obligations, and expenses incurred, contracted for, or otherwise existing with respect to a particular Series shall be enforceable against the assets of that Series only, and shall not be enforceable against the assets of the Company generally or any other Series. None of the debts, liabilities, obligations, and expenses incurred, contracted for, or otherwise existing with respect to the Company generally or any other Series shall be enforceable against the assets of a particular Series. The Company shall file its Certificate of Formation in accordance with Section 1.6 of the Limited Liability Company Agreement, above, complying with Section 18-215 of the DLLCA, so limiting the liability of each Series as provided herein.

(b) Upon admission to the Company, each Member may be designated as a Series Investing Member of a particular Series. A Member may be a member of more than one Series. Each Member shall have the rights, duties and powers only as provided with respect to the Series of which it is a Member. Members of a Series will be designated by the Managing Member pursuant to an applicable Subscription Agreement. No Member shall have the right to vote any matter pertaining to a particular Series, or with respect to the Company generally, except as herein expressly provided.

1.9   **Qualification in Other Jurisdictions**. The Company may register in any jurisdiction outside of Delaware as a foreign limited liability company. Likewise, any Series may form one or more subsidiary entities to conduct business, hold assets, etc., within or without the State of Delaware.

1.10   **No U.S. State Law Partnership**. The Company shall not be a partnership or joint venture under any U.S. state law, and no Member or Manager shall be a partner or joint venturer of any other Member or Manager for any purposes other than under the Code or other applicable tax laws, and neither the Limited Liability Company Agreement nor any Series Agreement shall be construed otherwise.

ARTICLE II

DEFINITIONS

The following definitions apply to the terms (whether capitalized or not) used in the Offering Statement, the Limited Liability Company Agreement, and/or any Series Agreement unless otherwise defined or clearly indicated to the contrary:

"Act" means the Securities Act of 1933, as amended.

"Accredited Investor" means (i) a natural person whose individual net worth (not including the value of their primary residence), or joint net worth with your spouse, presently exceeds $1,000,000; (ii) a natural person who had an individual income in excess of $200,000 in each of the two most recent years or joint income with their spouse in excess of $300,000 in each of those years and they reasonably expect reaching the same income level in the current year; (iii) a corporation, partnership, trust, limited liability company, or other entity in which all of the equity owners are "accredited investors"; (iv) a trust with total assets in excess of $5,000,000 and was not formed for the specific purpose of acquiring Series Units, the trustee of which has such knowledge and experience financial and business matters that it is capable of evaluating the merits and risks of investing in Series Units; (v) a bank, savings and loan association or other financial institution, a registered securities broker or securities dealer, or an insurance company; (vi) a registered investment company or business development company, a licensed Small Business Investment Company, or a private business development company; (vii) a state-sponsored pension plan with total assets in excess of $5,000,000; (viii) an employee benefit plan which either (a) has a fiduciary that is a bank, savings and loan association, insurance company, or registered investment adviser; (b) has total assets in excess of $5,000,000; or (c) is a self-directed plan and investment decisions are made solely by persons that are "accredited investors"; (ix) a non-profit organization described in section 501(c)(3) of the Internal Revenue Code that was not formed for the specific purpose of acquiring Series Units having total assets in excess of $5,000,000; or (x) a director, executive officer, or manager of the Company or of a particular Series or a director, executive officer, or manager of the Company's Managing Member.

"Affiliate" means any Person that directly or indirectly controls, is controlled by, or is under common control with the Person in question. As used in this definition, the term "control" means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of a Person, whether through ownership of voting securities, by contract or otherwise, or to hold or to control the holder of 10 percent or more of the outstanding voting securities of such Person.

"Capital Account" means the capital account maintained for a Member pursuant to Section 3.2 of the Limited Liability Company Agreement.

"Capital Contribution" means any asset or property of any nature contributed by a Member to the capital of the Company or to the capital of a particular Series pursuant to the provisions of the Limited Liability Company Agreement or an applicable Series Agreement.

"Certificate of Formation" means the Certificate of Formation filed with the Secretary pursuant to Section 1.6 of the Limited Liability Company Agreement, as may be amended or restated from time to time.

"Code" means the Internal Revenue Code of 1986, as from time to time amended and in effect.

"Consent" means the written consent of a Person, or the affirmative vote of such Person at a meeting called and held pursuant to Article V of the Limited Liability Company Agreement, or pursuant to a provision of a Series Agreement, as the case may be, to do the act or thing for which the consent is solicited, or the act of granting such consent, as the context requires.

"DLLCA" means the Delaware Limited Liability Company Act, as amended.

"Event of Withdrawal of the Managing Member" means an event that makes it impossible for the Managing Member to continue to manage the Company and/or a particular Series (i.e., death, bankruptcy, dissolution, termination, or adjudication of incompetency).

"Company" means Amia Investments LLC, the Delaware series limited liability company formed pursuant to the Limited Liability Company Agreement and/or its successors or assigns.

"Indemnitee" means the Managing Member, any Person who is or was an Affiliate of the Managing Member, any Person who is or was an officer, director, manager, employee, agent, trustee, partner, member or shareholder of the Managing Member or any such Affiliate, or any Person who is or was serving at the request of the Managing Member or any such Affiliate as a director, manager, officer, employee, partner, agent or trustee of another Person; provided that a Person shall constitute an "Indemnitee" only with respect to acts, omissions or matters deriving from or relating to the business, operations or investments of the Company and/or of a particular Series.

"Investment" means an investment made by the Company and/or by a particular Series, whether in the form of debt, equity, or a combination thereof, in a Property, Person, or such other real estate related concern or enterprise.

"Limited Liability Company Agreement" means the Limited Liability Company Agreement for the Company per the DLLCA, as it may be amended, supplemented or restated from time to time.

"Liquidator" has the meaning specified in Section 7.2 of the Limited Liability Company Agreement.

"Majority in Interest" means the Percentage Interests or Units aggregate greater than fifty percent (50%) of the Percentage Interests or Units of all Members of the Company or of a particular Series as the case may be.

"Managing Member" means Amia Management Group LLC, a California limited liability company, and any other Person who is appointed to replace the same as the Managing Member in accordance with the terms of the Limited Liability Company Agreement.

"Management Series" means the Series established herein entitling the holder thereof to actively participate in the Management of the Company and/or of the affairs of a particular Series as provided in such Series Agreement.

"Management Series Unit" means a Membership Interest in the Management Series. The Company may issue any number of Management Series Units. Except as otherwise provided, all Management Series Units are fully vested in the Managing Member as fully paid, non-assessable Units.

"Members" means the Managing Member and the Series Investing Members. In its singular form it means any one of the Members.

"Membership Interest" means the Percentage Interest acquired by a Member in the Company and/or in a particular Series, including, without limitation, such Member's right: (i) to a distributive share of the income, gain, loss, deduction, and credit of the Company and/or of a particular Series; (ii) to a distributive share of the assets of the Company and/or of a particular Series; (iii) if a Series Investing Member, to Consent on those matters described in the Limited Liability Company Agreement and/or the Series Agreement related to their Membership Interest; and (iv) if the Managing Member, to participate in the management and operation of any Series.

"Offering Statement" means the confidential private placement memorandum utilized by the Company and/or a particular Series to disclose risks and describe the Company's proposed activities, or that of a particular Series, and explain the terms of the offering of Units to prospective Series Investing Members.

"Non-managing Member" means any Person holding a Membership Interest other than the Managing Member or a Series Investing Member.

"Non-managing Membership Interest" refers to a Managing Membership Interest conveyed from the Managing Member to a third party pursuant to this Agreement upon which event it is stripped of any and all management rights, consent rights, and entitlement to share in any fees, compensation, or the like.

"Offering" refers to the offering of Units for sale to prospective Series Investing Members via delivery of the Offering Statement.

"Percentage Interest" means a Member's share of revenue, capital, or other disposition of assets of the Company and/or of a particular Series and the Member's percentage right to receive distributions of Company and/or Series assets according to the number of Units purchased in the Series subject to the express provisions of the applicable Series Agreement. The Percentage Interest of each Member in the Company and/or in a particular Series shall be the percentage or number of Units set forth opposite such Member's name on Schedule A to the Limited Liability Company Agreement, as such schedule may be amended from time to time in accordance with the Limited Liability Company Agreement.

"Person" means an individual or a corporation, limited liability company, partnership, trust, estate, unincorporated organization, association or other business enterprise.

"Preferred Return", if applicable to a Series, means an amount that accrues at a per annum rate on a Member's Capital Contribution as provided in the Series Agreement establishing such Series.

"Property" or "Properties" refers to the multi-family housing property intended to be acquired, renovated, and improved by the Company, a particular Series or its Affiliates in accordance with the Company's or Series' business plan as described in the Offering Statement.

"Record Date" means the date established by the Managing Member for determining the identity of Series Investing Members entitled to give Consent to Company and/or Series action or entitled to exercise rights in respect of any other lawful action of Series Investing Members.

"Redemption" means the process of redeeming or buying back of Units by the Series and/or the Company as may be provided by the Limited Liability Company Agreement and/or a Series Agreement.

"Regulations" means the income tax regulations promulgated under the Code, as from time to time amended and in effect (including corresponding provisions of succeeding regulations).

"Right of First Refusal", if applicable to a Series, means the right of Series Investing Members to participate in future offerings or opportunities pursued by their particular Series according to terms established by the Managing Member.

"Roll-Up" means a transaction involving the acquisition, merger, conversion, or consolidation, either directly or indirectly, of one or more Series or the Series as a whole and the issuance of securities of a Roll-Up Entity.

"Roll-Up Entity" means a partnership, trust, corporation or other entity that would be created or survive after the successful completion of a proposed roll-up transaction.

"Series" means each separate series of Membership Interest in the Series established by a Series Agreement or provided in the Limited Liability Company Agreement and in accordance with Section 18-215 of the DLLCA. The Managing Member may establish various Series with differing Series Investing Members and differing classes of Membership Interest within a particular Series with differing or relative rights, powers, designations, preferences and relative, participating, optional or other rights, and specific qualifications, limitations and restrictions related to the separate assets or liabilities of such Series.

"Series Investing Member" means any Person other than the Managing Member (i) whose name is set forth on Schedule A of the Limited Liability Company Agreement, attached hereto, as a Series Investing Member, or who has been admitted as an additional or substituted Series Investing Member pursuant to the terms of the Limited Liability Company Agreement and/or of a particular Series Agreement, and (ii) who is the owner of a Unit. In its plural form it means all such Persons.

"Series Member" means a Member of a particular Series.

"Sharing Ratios" means the percentages in which the Members participate in and bear certain items related to the Series' financial affairs and/or within a particular Series. Sharing Ratios shall be established separately for each Series and for each Member therein in the Series Agreement establishing such Series.

"Sponsor", with respect to a Series, means the Managing Member. "Sponsor" does not include attorneys, accountants, petroleum engineering consultants, geologists, underwriters, or other persons whose compensation is for professional services rendered in connection with the offering or placement of Units.

"Subscription" means the amount indicated on the Subscription Agreement that a Series Investing Member has agreed to pay to the Series as their Capital Contribution.

"Subscription Agreement" means the agreement attached to the Offering Statement by way of exhibit whereby prospective Series Investing Members subscribe for Units.

"Series Agreement" means a supplement to the Limited Liability Company Agreement establishing a Series, substantially in the form attached to the Offering Statement as Exhibit A, executed by the Managing Member and, where required hereunder, the Series Investing Members subscribing for such Series via an applicable Subscription Agreement. Each Series Agreement is hereby incorporated into and made a part of the Limited Liability Company Agreement. In the event of a conflict regarding the terms of a Series between provisions of its Series Agreement and the Limited Liability Company Agreement, the provisions of its Series Agreement shall control.

"Transfer" has the meaning set forth in Section 6.1(a) of the Limited Liability Company Agreement.

"Unit" means an undivided Membership Interest of a Member in the aggregate interest in the allocation of revenue, capital, or other disposition of a particular Series' assets, after expenses. Unless otherwise provided in the applicable Series Agreement, any Series may issue any number of Units.

ARTICLE III

FINANCIAL MATTERS

3.1. **Capital Contributions**.

(a) Initial Contributions; Units. As good and valuable consideration for its Management Series Units, the Managing Member shall cause the formation of one or more Series and shall thereafter contribute to each established Series the opportunity to acquire and/or invest in a Property or such other Investment as identified and selected by the Managing Member in its sole discretion. The Managing Member may advance to the Series certain organizational costs and upstart or other expenses. Subsequently, each Series Investing Member (whose name, address, designated Series and number of Units subscribed for are set forth on Schedule A attached hereto) shall contribute capital to the Series in the form of cash or other consideration as provided in the applicable Series Agreement for each Unit purchased. Unless otherwise provided in the applicable Series Agreement, all funds contributed to the Company and/or to a particular Series shall not be escrowed and shall immediately be available for use by the Managing Member to expend as necessary on behalf of the Company and/or a specific Series to cover costs, fees, and other expenses to pursue the Company's objectives or that of a particular Series. Unless otherwise provided in the applicable Series Agreement, the Company or any given Series may sell or issue as many Units as deemed necessary in its sole discretion to achieve the Company's objectives or that of a particular Series. Such action may have a dilutive effect on the Series Investing Members' Percentage Interest in the Company and/or in a particular Series. Unless otherwise provided in the applicable Series Agreement, any Units not sold to Series

Investing Members will be retained by the Managing Member. Persons hereafter admitted as Members shall make such contributions of cash (or promissory obligations), property or services to the Company as shall be determined by the Managing Member (subject to the approval of the Series Investing Members as provided in Section 5.6(a) hereof) at the time of each such admission or as otherwise provided in the applicable Series Agreement. Schedule A hereto reflects the Percentage Interest of each Member in their respective Series, as applicable. Schedule A shall be amended from time to time by the Managing Member to reflect changes in Percentage Interests resulting from the admission of additional or substitute Members, the withdrawal of Members or transfers of Membership Interests, the establishment of various Series, etc., in each case accomplished in accordance with the terms of the Limited Liability Company Agreement. The combined Percentage Interests of all Members shall at all times equal 100%.

(b) Capital Calls; Penalty for Default. Unless otherwise provided in the applicable Series Agreement, in the event the Managing Member deems it to be in the Company's best interest, or that of a particular Series, to expend funds to further the Company's or a particular Series' purpose, and the Company and/or such Series lacks adequate contingency reserves or immediate liquidity to do so, the Managing Member may require additional contributions from the Members who own Membership Interest or Units in such Series in order to facilitate such purpose. However, notwithstanding any provision to the contrary, no Series Investing Member shall have the obligation to pay or have the right to make capital contributions to a Series in which they do not hold a prior Membership Interest. Upon failure of a Member to contribute any portion of their capital commitment or additional contributions when due, that Member (the "Defaulting Member") will be in default and the Managing Member will have the option, among other things, unless otherwise provided in the applicable Series Agreement, to (i) eliminate the Defaulting Member's share of future profits of the Company or Series, (ii) cause the forfeiture of the Defaulting Member's capital account, (iii) charge the Defaulting Member interest on the unpaid capital, (iv) reduce the Defaulting Member's capital account by the amount of such interest, (v) designate one more persons to assume responsibility for contributing the unpaid portion, (vi) cancel all or a portion of the unpaid capital commitment, (vii) require the Defaulting Member's withdrawal from the Company and/or Series, and/or (viii) pursue and enforce all other rights and remedies which the Company or the Series may have against the Defaulting Member.

3.2. **Capital Accounts**.

(a) A separate Capital Account shall be maintained for each Member as to each Series in which they have a Membership Interest. Each Member's Capital Account shall be credited with the amount of money and the fair market value of property (net of any liabilities secured by such contributed property that the Company and/or a particular Series assumes or takes subject to) contributed by that Member to the Company and/or to the Series; the amount of any Company and/or Series liabilities assumed by such Member (other than in connection with a distribution of Company and/or Series property), and such Member's distributive share of Company and/or Series revenue, capital, of other disposition of assets (including tax exempt income). Each Member's Capital Account shall be debited with the amount of money and the fair market value of property (net of any liabilities that such Member assumes or takes subject to) distributed to such Member; the amount of any liabilities of such Member assumed by the Company and/or by a particular Series (other than in connection with a contribution); and such Member's distributive share of Company and/or Series losses (including items that may be neither deducted nor capitalized for federal income tax purposes).

(b) Notwithstanding any provision of the Limited Liability Company Agreement to the contrary, each Member's Capital Account shall be maintained and adjusted in accordance with the Code and Regulations, including, without limitation, (i) the adjustments permitted or required by Internal Revenue Code Section 704(b) and, to the extent applicable, the principles expressed in Internal Revenue Code Section 704(c); and (ii) adjustments required to maintain Capital Accounts in accordance with the "substantial economic effect test" set forth in the Regulations under Internal Revenue Code Section 704(b).

(c) Any Member, including any substitute Member, who shall receive a Membership Interest (or whose Membership Interest shall be increased) by means of a transfer to it of all or a part of the Membership Interest of another Member, shall have a Capital Account that reflects the Capital Account associated with the transferred Membership Interest (or the applicable percentage thereof in case of a transfer of a part of an interest).

3.3. **Allocations and Distributions**.

(a) All items of Company and/or Series income, gain, loss, deduction, credit or the like for each taxable year shall be allocated among the Members in accordance with the provisions of the applicable Series Agreement. Notwithstanding any provision hereof to the contrary or that of any Series Agreement, Series Investing Members shall only be entitled to share in revenue, capital, or other disposition of assets related to the Series in which they hold a Membership Interest and not from any other Series.

(b) The Managing Member shall distribute to the Members, in accordance with the terms of the applicable Series Agreement, so much of the Company's and/or of a Series' revenue, capital, or other disposition of assets, if any, as the Managing Member in their sole discretion may determine are not required for the operation for the Company's and/or Series' business.

(c) Notwithstanding any Series Agreement, the Managing Member shall have the right to establish such reserves as they may from time to time determine are necessary or appropriate in connection with the conduct of the Company's and/or a Series' business (including reserves for anticipated capital expenses and contingency reserves to handle unanticipated cost overruns). Amounts paid to the Managing Member under Article IV of the Limited Liability Company Agreement shall not be deemed to be distributions for purposes of this Section 3.3(c). All amounts withheld pursuant to the Code or any applicable provision of state, local or foreign tax law with respect to any distribution to a Member shall be treated as amounts distributed to such Member pursuant to this Section 3.3(c) for all purposes of the Limited Liability Company Agreement.

3.4. **Partnership Representative**. The Managing Member is hereby designated as the "Partnership Representative" for purposes of Sections 6231 of the Code and the Regulations promulgated thereunder. The Partnership Representative is authorized and required to represent the Company and each Series, at the Company's and/or Series' expense, in connection with all examinations of the Company's affairs and that of any Series by tax authorities, including resulting administrative and judicial proceedings and, in the discretion of the Partnership Representative, to expend funds for professional services and costs associated therewith. The Partnership Representative shall promptly advise each Member having an interest of any audit proceedings proposed to be conducted with respect to the Company and/or any given Series. In the event the Managing Member ceases to be a Member of the Company, a successor Partnership Representative shall be appointed by the remaining Members. All costs incurred by the Partnership Representative and/or the Company and/or its Affiliates in connection with fulfilling duties under this Section 3.4 shall be apportioned from amongst the Series in proportion to the time expended by the Partnership Representative related to such Series in bringing any matter contemplated hereunder to resolution.

3.5. **Taxation as a Partnership**. It is the intention of the Members that the Company, including each Series established hereunder, shall be taxed as a "partnership" for federal, state, local and foreign income tax purposes. The Members agree to take all actions, including the execution of documents, as may be requested by the Managing Member in order for the Company and/or each Series to qualify for and receive "partnership" treatment for federal, state, local and foreign income tax purposes. No election shall be made by the Company, any Series, or any Member for the Company and/or Series to be excluded from the application of any of the provisions of Subchapter K, Chapter 1 of Subtitle A of the Code or from any similar provisions of any state tax laws.

3.6. **Fiscal Year**. The fiscal year of the Company and each Series shall be the calendar year unless otherwise determined by the applicable Series Agreement.

3.7. **Interest**. Unless otherwise provided in the applicable Series Agreement, no interest shall be paid by the Company or by any Series on Capital Contributions or on balances in Members' Capital Accounts.

3.8. **No Withdrawal**. Unless otherwise provided in the applicable Series Agreement, no Member shall be entitled to withdraw any part of its Capital Contribution or its Capital Account, or to receive any distributions from the Company or Series, except as provided in Section 3.3, Section 6.4 and Article VII hereof.

3.9. **Loans from Members**. Loans by a Member to the Company or to a Series shall not be considered Capital Contributions. If any Member shall advance funds to the Company or to a Series in excess of the amounts required hereunder to be contributed by it to the capital of the Company or Series, the making of such excess advances shall not result in any increase in the amount of the Capital Account of such Member. The amount of any such excess advances shall be a debt of the Company, or a debt of the Series as the case may be, to such Member and shall be payable or collectible only out of Company and/or Series assets in accordance with the terms and conditions upon which such advances are made. Notwithstanding any Series Agreement or any provision hereof to the contrary, no debt of a particular Series shall be the obligation of the Company or of any other Series.

3.10. **Compensation and Reimbursement of Managing Member**.

(a) Compensation. The Managing Member and their respective Affiliates may receive compensation from the Company and/or from a particular Series for services rendered pursuant to agreements with the Company and/or such Series, including agreements pursuant to which the Managing Member or their Affiliates may provide management services or conduct operations of the Company or Series.

(b) Reimbursement for Organizational Expenses. In addition to amounts paid under other Sections of the Limited Liability Company Agreement, the Managing Member and their respective Affiliates shall be reimbursed for all expenses, disbursements, and advances incurred or made, and all fees, deposits, and other sums paid in connection with the organization of the Company and of each Series, including the qualification of the Company and each Series to do business and all related matters.

(c) Reimbursement for Operational Expenses. In addition to amounts paid under other Sections of the Limited Liability Company Agreement, the Managing Member shall be reimbursed at any time and from time to time for all costs and expenses that the Managing Member and their respective Affiliates incur on behalf of, or in the management and operation of the business of, the Company and each Series, including, but not limited to, that portion of the Managing Member's and their respective Affiliates' legal and accounting costs and expenses, telephone, secretarial, travel, and entertainment expenses, brokerage and professional consultant costs, office rent and other office expenses, salaries and other compensation expenses of employees, agents, and representatives, and other general, administrative, and additional expenses that are necessary or appropriate to the conduct of the Company's and/or any Series' business and allocable to the Company and/or Series. The Managing Member shall determine the expenses that are allocable to the Company and/or to any particular Series. Where all Series are benefited directly or indirectly, such expenses shall be apportioned amongst all Series pro-rata according to available capital. Such reimbursements shall be in addition to any reimbursement to the Managing Member or their Affiliates as a result of the indemnification provided under Section 4.7 of the Limited Liability Company Agreement.

3.11. **Records and Accounting**. The Managing Member shall keep or cause to be kept appropriate books and records with respect to the Company's business and separate books and records of each particular Series which shall at all times be kept at the principal office of the Company or of a particular Series or such other office or offices as the Managing Member may designate for such purpose. The books of the Company and of each particular Series shall be maintained for financial reporting purposes on the accrual basis or on a cash basis, as the Managing Member shall determine in their sole discretion. The Managing Member, on its own initiative or upon request by a Series Investing Member, may cause to be prepared and furnish financial statements of the Company or of a particular Series in which such Series Investing Member holds a Membership Interest, on an annual or other regular interval basis. The Managing Member shall also be responsible for causing the preparation and distribution to all Members of all reasonably required tax reporting information.


ARTICLE IV

MANAGEMENT AND OPERATION OF THE SERIES AND OF ANY SERIES


4.1. **Management Series**. Except as otherwise expressly provided in a Series Agreement, the Managing Member shall conduct, direct and exercise full control over all activities of the Company and of each Series and shall be a Member of each Series. Except as otherwise expressly provided in a Series Agreement, all management powers over the business and affairs of a Series shall be exclusively vested in the Managing Member and holders of Management Series Units, and the Series Investing Members shall have no right of control over the business and affairs of the Company or of any Series. In addition to the powers now or hereafter granted to a manager of a limited liability company under applicable law or that are granted to the Managing Member under any other provision of the Limited Liability Company Agreement (but subject to any required Consents of Series Investing Members as herein provided), except as otherwise expressly provided in a Series Agreement, the Managing Member and holders of Management Series Units shall have full power and authority to do all things deemed necessary or desirable by them to conduct the business of the Company and of each Series, including, without limitation: (i) the determination of the activities in which the Company and/or each Series will participate; (ii) the making of any expenditures, the borrowing of money, the guaranteeing of indebtedness and other liabilities, the issuance of evidences of indebtedness, and the incurrence of any obligations they deem necessary or advisable for the conduct of the activities of the Company and/or of each Series, including the payment of compensation and reimbursement to the Managing Member and their respective Affiliates under Section 3.10 of the Limited Liability Company Agreement; (iii) the acquisition, disposition, mortgage, pledge, encumbrance, hypothecation or exchange of any or all of the assets of the Company and/or of each Series; (iv) the use of the assets of the Company and/or of each Series (including, without limitation, cash on hand) for any Company or Series purpose on any terms they consider appropriate, including, without limitation, the financing of operations of the Company and/or of each Series, the lending of funds to Persons, including Affiliates and other Series, and the repayment of obligations of the Company and/or of each Series; (v) the admission of additional or substitute Members; (vi) the negotiation, execution, and performance of any contracts that they consider desirable, useful, or necessary to the conduct of the business or operations of the Company and/or of any Series or the implementation of the Managing Member's powers under the Limited Liability Company Agreement; (vii) the distribution of Company and/or Series cash or other assets; (viii) the selection, hiring, and dismissal of employees or consultants (who may be designated as officers or managers of the Company and/or of a particular Series), attorneys, accountants, engineers, geologists, geophysicists, brokers, consultants, contractors, agents, and representatives and the determination of their compensation and other terms of employment or hiring (including the adoption of pension or welfare plans); (ix) the maintenance of such insurance for the benefit of the Company or of a particular Series as they deem necessary or desirable; (x) the repurchase of the Membership Interest of a Member; (xi) the formation of any further limited liability companies, or partnerships, joint ventures, or other relationships that they deem desirable and the contribution to such Persons of assets and properties of the Company or of a particular Series; (xii) the control of any matters affecting the rights and obligations of the Company or of a particular Series, including the conduct of any litigation, the incurring of legal expenses, and the settlement or confession of claims, suits or judgments; and (xiii) the selection of Investments and/or Property to be acquired.

4.2. **Reliance by Third Parties**. Notwithstanding any Series Agreement or other provision of the Limited Liability Company Agreement to the contrary, no lender or purchaser or other Person, including any purchaser of property from the Company or from a Series, or any other Person dealing with the Company or any particular Series, shall be required to verify any representation by the Managing Member as to its authority to encumber, sell, or otherwise use any assets or properties of the Company and/or of a particular Series, and any such lender, purchaser or other Person shall be entitled to rely exclusively on such representations, and shall be entitled to deal with the Managing Member as if it were the sole party in interest therein, both legally and beneficially. Each Series Investing Member hereby waives any and all defenses or other remedies that may be available against any such lender, purchaser or other Person to contest, negate, or disaffirm any action of the Managing Member in connection with any such financing, sale or other transaction. In no event shall any Person dealing with the Managing Member or the Managing Member's representative with respect to any business or property of the Company or of a particular Series be obligated to ascertain that the terms of the Limited Liability Company Agreement have been complied with or to inquire into the necessity or expedience of any act or action of the Managing Member or the Managing Member's representative; and every contract, agreement, deed, mortgage, security agreement, promissory note, or other instrument or document executed by the Managing Member or the Managing Member's representative with respect to any business or property of the Company or of any particular Series shall be conclusive evidence in favor of any and every Person relying thereon or claiming thereunder that (i) at the time of the execution and delivery thereof the Limited Liability Company Agreement was in full force and effect, (ii) such instrument or document was duly executed in accordance with the terms and provisions of the Limited Liability Company Agreement and is binding upon the Company or upon the specific Series which is a party thereto, and (iii) the Managing Member or the Managing Member's representative was duly authorized and empowered to execute and deliver any and every such instrument or document for and on behalf of the Company or of the particular Series who is a party to such instrument or document. Notwithstanding any provision to the contrary, any Person dealing with the Company or any particular Series is advised that, notwithstanding any other law, the debts, liabilities, obligations, and expenses incurred, contracted for, or otherwise existing with respect to a particular Series shall be enforceable against the assets of that Series only, and shall not be enforceable against the assets of the Company generally or any other Series. None of the debts, liabilities, obligations, and expenses incurred, contracted for, or otherwise existing with respect to the Company generally or any other Series shall be enforceable against the assets of a particular Series.

4.3. **Outside Activities; Conflicts of Interest**. The Managing Member or any Affiliate thereof and any director, officer, employee, agent or representative of the Managing Member or any Affiliate thereof shall be entitled to and may have business interests and engage in business activities in addition to those relating to the Company or to a particular Series, including business interests and activities in direct competition with the Company or a particular Series. Neither the Company, any Series, nor any of the Members shall have any rights by virtue of the Limited Liability Company Agreement or the Company or any Series created hereunder in any business ventures of the Managing Member, any Affiliate thereof, or any director, officer, manager, employee, agent or representative of the Managing Member or any Affiliate thereof. The Managing Member shall devote only such part of its time to the affairs of the Company and/or of each Series as is reasonably necessary in the Managing Member's opinion for the conduct of the Company's or such Series' business and it is expressly understood and agreed that (i) the Managing Member intends to and shall have the right to delegate management authority for the Company and/or for any Series pursuant to management, operating or other agreements, and (ii) the Managing Member shall not be required to devote its entire time or attention to the business of the Company or of any particular Series.

4.4. **Resolution of Conflicts of Interest**. Unless otherwise expressly provided in the Limited Liability Company Agreement (i) whenever a conflict of interest exists or arises between the Managing Member or any of its Affiliates, on the one hand, and the Company or any Series or Member, on the other hand, or (ii) whenever the Limited Liability Company Agreement provides that the Managing Member shall act in a manner that is, or provide terms that are, fair and reasonable to the Company or any Series or Member, the Managing Member shall resolve such conflict of interest, take such action, or provide such terms considering, in each case, the relative interests of each party to such conflict, agreement, transaction, or situation and the benefits and burdens relating to such interests, any customary or accepted industry practices, any applicable generally accepted accounting practices or principles and such other factors as the Managing Member deems appropriate in their sole discretion, and, in, the absence of bad faith by the Managing Member, the resolution, action, or terms so made, taken, or provided by the Managing Member shall not constitute a breach of the Limited Liability Company Agreement or a breach of any standard of care or duty imposed herein or under the DLLCA or any other applicable law, rule, or regulation. Without limitation of the foregoing, whenever a particular transaction, arrangement or resolution of a conflict of interest is required under the Limited Liability Company Agreement to be "fair and reasonable" to any person, the fairness and reasonableness of such transaction, arrangement or resolution shall be considered on the whole in the context of all similar or related transactions, and in the context of all transactions, relationships and arrangements between or among the relevant Persons or their respective Affiliates.

4.5. **Reliance by Managing Member**.

   (a) The Managing Member may rely and shall be protected in acting or refraining from acting upon any resolution, certificate, statement, instrument, opinion, report, notice, request, consent, order, bond, debenture, or other paper or document believed by them to be genuine and to have been signed or presented by the proper party or parties.

   (b) The Managing Member may consult with legal counsel, accountants, appraisers, management consultants, engineers, geologists, brokers, investment bankers, and other consultants and advisers selected by them, and any opinion of any such Person as to matters which the Managing Member believe to be within such Person's professional or expert competence shall be full and complete authorization and protection in respect of any action taken or suffered or omitted by the Managing Member hereunder in good faith and in accordance with such opinion.

4.6. **Loans; Contracts with Affiliates**.

   (a) The Managing Member or any Affiliate of the Managing Member may lend to the Company or to any Series funds needed or desired by the Company or such Series for such periods of time as the Managing Member may determine; provided, however, the Company or such Series pays interest, points and/or fees at rates and on terms that are commercially reasonable in the opinion of the Managing Member. The Company or a borrowing Series shall reimburse the Managing Member for any costs (other than interest) incurred by it in connection with the borrowing of funds.

   (b) The Company and/or any Series may loan funds to the Managing Member, any Affiliate thereof, or to other Series or Persons; provided, however, the Company or lending Series receives interest, points and/or fees at rates and on terms that are commercially reasonable in the opinion of the Managing Member.

   (c) The Managing Member may itself, or may enter into any arrangement with any of its Affiliates to, render services to the Company or to any Series.

   (d) The Managing Member, or any Affiliate thereof, may sell, transfer or convey any property to, or purchase any property from, the Company or any Series.

   (e) Notwithstanding any provision of the Limited Liability Company Agreement to the contrary, and notwithstanding any other law, the debts, liabilities, obligations, and expenses incurred, contracted for, or otherwise existing with respect to a particular Series shall be enforceable against the assets of that Series only, and shall not be enforceable against the assets of the Company generally or any other Series. None of the debts, liabilities, obligations, and expenses incurred, contracted for, or otherwise existing with respect to the Company generally or any other Series shall be enforceable against the assets of a particular Series.

4.7. **Indemnification**.

(a) To the fullest extent permitted by law, each Indemnitee shall be indemnified and held harmless by the Company and each Series having nexus (and each Series Investing Member of such Series), from and against any and all losses, damages, liabilities, expenses (including legal fees and disbursements), judgments, fines, settlements and all other amounts arising from any and all claims, demands, actions, suits or proceedings, civil, criminal, administrative or investigative, in which the Indemnitee may be involved, or threatened to be involved, as a party or otherwise by reason of its status as (i) the Managing Member or an Affiliate thereof, (ii) an officer, director, manager, employee, agent, trustee, partner, member or shareholder of the Managing Member or an Affiliate thereof, or (iii) a person serving at the request of the Company or a Series in another entity in a similar capacity, if the Indemnitee acted in good faith and in a manner it reasonably believed to be in, or not opposed to, the best interests of the Company and/or of a particular Series and, with respect to any criminal proceeding, had no willful intent for its conduct to be unlawful; provided that no Indemnitee shall be entitled to indemnification if it shall be finally determined by a court of law that such Indemnitee's act or omission constituted willful misconduct or gross negligence. The termination of any action, suit or proceeding by judgment, order, settlement, conviction or upon a plea of nolo contendere, or its equivalent shall not, of itself, create a presumption that the Indemnitee acted in a manner contrary to that specified above.

(b) Expenses (including legal fees and disbursements) incurred by an Indemnitee in defending any claim, demand, action, suit or proceeding shall, from time to time, be advanced by the Company and/or any Series with nexus to the same prior to the commencement or final disposition of such claim, demand, action, suit or proceeding, upon receipt by the Company and/or Series of an undertaking by or on behalf of the Indemnitee to repay such amount if it shall be determined that the Indemnitee is not entitled to be indemnified as authorized in this Section 4.7.

(c) The indemnification provided by this Section 4.7 shall be in addition to any other rights to which an Indemnitee may be entitled under any agreement, pursuant to any vote of the Members, as a matter of law or otherwise, and shall continue as to an Indemnitee who has ceased to serve in the indemnified capacity and shall inure to the benefit of the heirs, successors, assigns and legal representatives of such Indemnitee.

(d) The Company may purchase and maintain insurance, on behalf of the Managing Member and such other Persons as the Managing Member shall determine, against any liability that may be asserted against or expense that may be incurred by such Person in connection with the Company's activities, or that of any Series, regardless of whether the Company or such Series would have the power to indemnify such Person against such liability under the provisions of the Limited Liability Company Agreement.

(e) An Indemnitee shall not be denied indemnification in whole or in part under this Section 4.7 because the Indemnitee had an interest in the transaction with respect to which the indemnification applies if the transaction was otherwise permitted by the terms of the Limited Liability Company Agreement.

(f) The provisions of this Section 4.7 are for the benefit of the Indemnitees, their heirs, successors, assigns and legal representatives and shall not be deemed to create any rights for the benefit of any other Persons.

4.8. **Liability of Indemnitees**.

(a) No Indemnitee shall be liable to the Company, to any Series or to any other Member for losses sustained or liabilities incurred as a result of any act or omission if such Indemnitee acted in good faith and in a manner reasonably believed by the Indemnitee to be in, or not opposed to, the best interests of the Company, Series or Member, or for errors of judgment, neglect or omission; provided, however, that an Indemnitee shall be liable for its willful misconduct or gross negligence.

(b) The Managing Member may exercise any of the powers granted to it by the Limited Liability Company Agreement and perform any of the duties imposed upon it hereunder either directly or by or through its agents or representatives, and the

Managing Member shall not be responsible for any misconduct or negligence on the part of any agent or representative appointed by the Managing Member in good faith.

ARTICLE V

RIGHTS AND OBLIGATIONS OF SERIES INVESTING MEMBERS

5.1. **Liability of Series Investing Members**. No Series Investing Member, in such capacity, shall have any personal liability for the debts and obligations of the Series in which they hold Membership Interest or of the Company generally or of any other Series.

5.2. **No Participation in Management**. Except as otherwise provided by an applicable Series Agreement, no Series Investing Member, in their capacity as such, shall take part in the operation, management or control of the Company's business, or that of their respective Series or any other Series, or transact any business for or on behalf of the Company, their Series, or any other Series, or have any power to execute documents for or otherwise act for or bind the Company, their Series, or any other Series.

5.3. **Outside Activities**. Except as otherwise provided by an applicable Series Agreement, Series Investing Members shall be entitled to and may have business interests and engage in business activities in addition to those relating to the Company or the Series in which they hold Membership Interest or other Series, provided such business interests and activities are not in direct competition with the Company or their particular Series or another Series. Neither the Company, any Series, nor any of the other Members shall have any rights by virtue of the Limited Liability Company Agreement in or with respect to any business ventures unrelated to the Company or Series of any Series Investing Member.

5.4. **Withdrawal of Capital**. Except as otherwise provided by an applicable Series Agreement, no Series Investing Member shall be entitled to the withdrawal or return of its Capital Contribution, except to the extent of distributions made pursuant to the Limited Liability Company Agreement or upon dissolution as provided herein.

5.5. **Inspection Rights**.

(a) Each Series Investing Member shall have the right, at its own expense, for a purpose reasonably related to their Membership Interest in a particular Series, subject to such standards (including standards governing what information and documents are to be furnished, at what time and location and at whose expense) as may be adopted by the Managing Member, to obtain from the Managing Member from time to time upon reasonable demand:

  (i) true and full information regarding the status of the business and financial condition of the Series in which they own a Membership Interest;

  (ii) properly, after becoming available, a copy of the Series' federal, state and local income tax returns for each year;

  (iii) a copy of the Limited Liability Company Agreement, the Company's Certificate of Formation, and the Series Agreement related to their particular Series including any amendments thereto; and

  (iv) such other information regarding the affairs of their particular Series as is just and reasonable.

(b) Notwithstanding the provisions of Section 5.5(a), the Managing Member may keep confidential from the Series Investing Members the names and addresses of the other Series Investing Members and that of Members of other Series, including, but not limited to, any other information that the Managing Member believes in its sole discretion to be confidential or in the nature of trade secrets or the disclosure of which the Managing Member in good faith believes in its sole discretion is not in the best interests of the Company and/or a particular Series or which the Company and/or Series is required by law or by agreements to keep confidential.

5.6. **Consent Rights of Series Investing Members**.

(a) The Series Investing Members shall have the right to Consent with respect to the following matters, which matters shall not be engaged in or taken by the Managing Member, the Company, or the particular Series in which they own a Membership Interest, unless the requisite Consent is obtained:

  (i) any sale of all or substantially all of the Company's assets including all or a majority of all Series, in a single transaction or a series of related transactions, or any merger, consolidation, domestication, Roll-Up or conversion of the Company or all or a majority of all Series with or into a Roll-Up Entity or any other entity or organization, shall require the approval of a Majority in Interest of all affected Members;

  (ii) except as otherwise provided in the applicable Series Agreement, any sale of all or substantially all of a particular Series' assets, in a single transaction or a series of related transactions, or any merger, consolidation, domestication, Roll-Up or conversion of such Series with or into a Roll-Up Entity or any other entity or organization, shall require the approval of a Majority in Interest of the Series Investing Members owning Membership Interest in such Series;

  (iii) pursuant to a 90% Vote of all Series Investing Members, the Series Investing Members may remove the Managing Member and appoint a successor Managing Member as provided in Section 6.3(b);

  (iv) except as otherwise provided in the applicable Series Agreement, pursuant to a 90% Vote of the Series Investing Members of a particular Series, the Series Investing Members of such Series may remove the Managing Member as a Member of such Series (but only such Series) and appoint a successor Managing Member for that Series only as provided in Section 6.3(b);

  (v) by the Consent of a Majority in Interest of all Series Investing Members, the Series Investing Members may (A) consent to the transfer by the Managing Member of its entire Membership Interest in the Company as provided in Section 6.2(a) of the Limited Liability Company Agreement; (B) consent to the dissolution of the Company as provided in Sections 7.1(a)(iii) or 7.1(a)(iv) of the Limited Liability Company Agreement; and (C) consent to the appointment of a successor Managing Member as provided in Section 7.1(b) of the Limited Liability Company Agreement; and

  (vi) except as otherwise provided in the applicable Series Agreement, by the Consent of a Majority in Interest of all Series Investing Members, the Series Investing Members may (A) consent to the transfer by the Managing Member of its entire Membership Interest in a particular Series as provided in Section 6.2(a) of the Limited Liability Company Agreement; (B) consent to the dissolution of a Series as provided in Sections 7.1(a)(iii) or 7.1(a)(iv) of the Limited Liability Company Agreement; and (C) consent to the appointment of a successor Managing Member for their particular Series as provided in Section 7.1(b) of the Limited Liability Company Agreement.

(b) Except as referenced in Section 5.6(a) or as otherwise provided in the Limited Liability Company Agreement or in the DLLCA, the Series Investing Members shall not have any right to vote or otherwise grant or withhold Consent with respect to Company matters or that of a particular Series.

(c) Notwithstanding any provision of the Limited Liability Company Agreement to the contrary, no Consent shall be required in connection with a transfer made pursuant to Section 6.2(b) of the Limited Liability Company Agreement.

5.7. **Effect of Bankruptcy, Death or Incompetency of a Series Investing Member**. The bankruptcy, death, dissolution, termination or adjudication of incompetency of a Series Investing Member shall not cause the dissolution or termination of their Membership Interest in the Series to which they belong. Upon any such occurrence, the legal representative of such Series Investing Member shall have the rights of such Series Investing Member for the purpose of settling its estate or property, and such power as the Series Investing Member possessed to transfer its Membership Interest. The transfer by any such legal representative of any Membership Interest shall be subject to all of the restrictions hereunder to which such transfer would have been subject if made by the bankrupt, deceased, dissolved, terminated or incompetent Series Investing Member.

5.8. **Confidentiality; Non-Circumvention**. Each Series Investing Member shall be legally bound to the non-disclosure of information obtained directly or indirectly from the Managing Member, its agents or affiliates, regarding the business of the

Company and/or that of a particular Series and shall not disclose to any third party any information regarding the same without written consent from the Managing Member. Each Series Investing Member further agrees not to circumvent, avoid, bypass, obviate or compete with the Company, the particular Series in which they own Membership Interest, or the Managing Member in the pursuit of the business purpose of the Company, their respective Series, or the Managing Member, directly or indirectly, without obtaining a mutually agreed written waiver from the Managing Member both (a) during the time in which they hold Membership Interest in the Company and/or in a particular Series; and (b) for a period of two (2) years following the date the Series Investing Member ceases to be Member of the Company and/or of a particular Series for whatever reason. Each Series Investing Member further agrees that the affected Series, Company and/or Managing Member shall be immediately and irreparably harmed by the violation of any of the foregoing provisions and that damages the affected Series, Company and/or Managing Member will suffer may be difficult or impossible to measure. Therefore, upon any threatened, actual or impending violation of this Section of the Limited Liability Company Agreement, the affected Series, Company and/or Managing Member shall be entitled to the issuance of a restraining order, preliminary and permanent injunction, without bond, restraining or enjoining such alleged violation by a Series Investing Member or such Member's agent, Affiliate, or representative or any other Person in receipt of information disclosed in violation of this Section of the Limited Liability Company Agreement. Such remedy to the affected Series, Company and/or Managing Member shall be in addition to and not in limitation of any other remedy which may otherwise be available at law or in equity in the event of any breach of the provisions of this Section of the Limited Liability Company Agreement. No failure or delay by the affected Series, Company or Managing Member in exercising any right, power, or privilege hereunder shall operate as a waiver thereof, nor shall any single or partial exercise thereof preclude any other or future exercise thereof of any right, power, or privilege hereunder.

ARTICLE VI

TRANSFERS OF INTERESTS; WITHDRAWALS; CONVERSIONS

6.1. **Transfer**.

(a) The term "transfer", when used in this Article VI or elsewhere in the Limited Liability Company Agreement with respect to a Membership Interest, shall mean the sale, assignment, transfer, pledge, encumbrance, hypothecation, exchange, gift or other disposition of all or any portion of a Membership Interest, or any interest therein (including a transfer occurring by operation of law).

(b) No Membership Interest shall be transferred, in whole or in part, except in accordance with the terms and conditions set forth in this Article VI. Any transfer or purported transfer of a Membership Interest not made in accordance with this Article VI shall be null and void.

6.2. **Transfers by the Managing Member**.

(a) The Managing Member may transfer all or any part of its Management Series Membership Interest in the Company or in a particular Series held by it as Managing Member. Any proposed transferee of all or any part of the interest of the Managing Member shall, except as provided in Section 6.2(b) of the Limited Liability Company Agreement, below, as a condition to such transfer, agree to become an additional or successor Managing Member of the Company. In connection with such transfer, such additional or successor Managing Member shall execute a counterpart of the Limited Liability Company Agreement, evidencing its agreement to serve as Managing Member and to be bound by all of the terms and conditions hereof. Such transferee shall be deemed to be admitted as an additional or successor Managing Member as of the effective time of the subject transfer. The Managing Member shall cause the Company's Certificate of Formation and any affected Series Agreements to be amended to reflect the admission of the new Managing Member and, as may be applicable, the withdrawal of the prior Managing Member by reason of a transfer of its entire Membership Interest as Managing Member.

(b) Unless otherwise provided in the applicable Series Agreement, the Managing Member may, at any time, without the consent of the Series Investing Members, convert a portion (but not all) of its Management Series Membership Interest in a particular Series into a Series Investing Membership Interest and assign and transfer the same to a Person provided such conversion does not adversely affect any senior preferences associated with the Series or have a dilutive effect upon existing Series Investing Members in which case such converted Membership Interest shall remain subordinate and/or at par with the Management Series but stripped of voting and management rights. The Managing Member shall not so convert all of its Management Series Membership Interest without first complying with Section 6.2(a) of the Limited Liability Company Agreement, above.

6.3. **Withdrawal or Removal of the Managing Member**.

(a) The Managing Member covenants and agrees that it will not voluntarily withdraw as a manager of the Company and/or any particular Series for the term of the Company and/or such Series, subject to its right to transfer its Membership Interest pursuant to Section 6.2.

(b) The Managing Member may not be removed from the Company. However, the Managing Member may be removed from a particular Series, and a successor Managing Member elected, only upon the Consent of a 90% Vote of affected Series Investing Members. Any such action for removal of the Managing Member must also provide for the election of a successor Managing Member and the conversion of the Series into a Roll Up Entity unaffiliated with the Company and or its Managing Member. Such removal shall be deemed effective immediately subsequent to the election of the successor Managing Member and said conversion of the Series. Such successor Managing Member, together with all then remaining Members of the Series, shall continue the Series as a non-Affiliated Roll Up Entity. The successor Managing Member shall also make the payment to the removed Managing Member required under Section 6.3(c).

(c) The removed Managing Member shall, in respect of its former Membership Interest in the affected Series as Managing Member which shall be succeeded to by the successor Managing Member, promptly receive from its successor in exchange for its Membership Interest as Managing Member an amount in cash equal to the fair market value of the removed Managing Member's Membership Interest, determined as of the effective date of removal. The removed Managing Member shall, as of the effective date of its removal, cease to share in any allocations or distributions with respect to its Membership Interest. For purposes of this Section 6.3(c), the fair market value of the removed Managing Member's Membership Interest shall be determined by agreement between the removed Managing Member and its successor or, failing agreement within thirty (30) days after the effective date of removal, by an independent appraiser or other independent expert selected by the removed Managing Member and its successor. If such parties cannot agree upon one independent appraiser or other independent expert within forty-five (45) days after the effective date of removal, then both the removed Managing Member and its successor shall have independent appraisals conducted at their own expense. Such appraisals shall then be averaged together to determine the amount to be paid by the successor Managing Member. In making their determination, such appraiser(s) or other independent expert shall consider the value of the affected Series' assets and such other factors as it may deem relevant. The expense of engaging the independent appraiser(s) or other independent expert that determines fair market value shall be borne one-half by the affected Series and one-half by the removed Managing Member.

6.4. **Event of Withdrawal of the Managing Member**. Upon the occurrence of an Event of Withdrawal of the Managing Member, but excluding a permitted transfer under Section 6.2, such Person shall cease to be the Managing Member and the Membership Interest held by it as Managing Member shall be deemed redeemed by the Company and/or by a particular Series as the case may be, simultaneously with the occurrence of the withdrawal. The withdrawing Managing Member or its successors, agents or assigns, shall be entitled to receive the fair value of its redeemed Membership Interest, determined in the same manner as referenced in Section 6.3(c); provided that references in Section 6.3(c) to the removed Managing Member shall be deemed references to the withdrawn Managing Member; and provided, further, that if the withdrawal was in violation of the Limited Liability Company Agreement, the redemption price of the withdrawn Managing Member's Membership Interest will equal eighty percent (80%) of the fair market value thereof.

6.5. **Transfers by Series Investing Members**.

(a) No Series Investing Member shall transfer all or any part of their Membership Interest without the prior written consent of the Managing Member. The Managing Member will not consent to any such transfer if the effect of the same, when taken together with other transfers of Membership Interests during the preceding twelve (12) months, would be to cause the Series to "terminate" for tax purposes within the meaning of Section 708 of the Code, or if in the opinion of the Managing Member, such transfer would require registration of Membership Interests under federal or state securities laws or would result in a violation of federal or state securities laws (including investment suitability standards).

(b) No transferee of all or any part of the Membership Interest of a Series Investing Member shall be admitted to the Series as a substitute Series Investing Member unless: (i) the Managing Member has consented to such substitution, the granting or denial thereof to be within the sole discretion of the Managing Member; (ii) the transferee has executed a counterpart of the Limited Liability Company Agreement, the applicable Series Agreement, and such other instruments as the Managing Member deems necessary or appropriate to confirm the undertaking of such transferee to be bound by all of the terms and provisions of the Limited Liability Company Agreement and the applicable Series Agreement; (iii) all expenses, including attorneys' fees, incurred by the Managing Member, the Company, or the Series in connection with the subject transfer shall have been paid or reimbursed by the transferor or transferee; (iv) the Company shall have been provided with a copy of the written instrument of transfer; and (v) the Managing Member shall have caused the transferee's admission as a substitute Series Investing Member to be reflected in the records of the Series. A transferee that is not admitted as a substitute Series Investing Member shall have only the economic rights of an assignee as provided in the DLLCA, and such transferee shall not otherwise possess or have the right to exercise any of the rights of a Series Investing Member hereunder or under the DLLCA.

6.6. **Withdrawal of a Series Investing Member**. Except as otherwise provided in the applicable Series Agreement, no Series Investing Member shall have the right to withdraw from their Series prior to the dissolution and winding up of such Series, except in connection with a permitted transfer of its entire Membership Interest.

ARTICLE VII

DISSOLUTION AND LIQUIDATION

7.1. **Dissolution**.

(a) Dissolution of Company. Subject to Section 7.1(b), the Company shall be dissolved and its affairs wound up and terminated upon the first to occur of the following events:

    (i)   the sale or other disposition in a single transaction or series of related transactions of all or substantially all of the assets of the Company and the assets of all Series (e.g., Roll Up, etc.);

    (ii)   the election of the Managing Member to dissolve the Company along with the Consent of a Majority in Interest of the Series Investing Members of each Series; or

    (iii)   the occurrence of an Event of Withdrawal of the Managing Member (other than by reason of a transfer pursuant to Section 6.2).

(b) Notwithstanding the provisions of 7.1(a)(iii), the Company shall not be dissolved upon the occurrence of an event described in such subsection if, within ninety (90) days after such event, a Majority in Interest of the Series Investing Members agree in writing to continue the business of the Company and to the appointment, effective as of the date of withdrawal of the withdrawn Managing Member, of a successor Managing Member. In the event the business of the Company is continued without dissolution upon the occurrence of an Event of Withdrawal of Managing Member as described in this Section 7.1(b), then the Membership Interest of the withdrawn Managing Member shall be deemed redeemed and it shall be entitled to receive the redemption price thereof determined under Section 6.4(a) hereof.

(c) Dissolution of a Series. Except as otherwise provided in the applicable Series Agreement, a Series shall be dissolved and its affairs wound up and terminated upon the first to occur of the following events:

    (i)   the expiration of the term, if any, of the Series as provided in the Series Agreement;

    (ii)   the sale or other disposition in a single transaction or series of related transactions of all or substantially all of the assets of the Series (e.g., Roll Up, etc.);

    (iii)   the election of the Managing Member to dissolve the Series along with the Consent of a Majority in Interest of the Series Investing Members of the Series to be dissolved;

(iv)   an election pursuant to a 90% Vote of Series Investing Members of such Series; or

(v)   subject to Section 7.1(d), the occurrence of an Event of Withdrawal of the Managing Member (other than by reason of a transfer pursuant to Section 6.2).

(d)   Notwithstanding the provisions of 7.1(c)(iv) or (v), a Series shall not be dissolved upon the occurrence of an event described in such subsections if, within ninety (90) days after such event, a Majority in Interest of the Series Investing Members agree in writing to continue the business of the Series and to the appointment, effective as of the date of withdrawal of the withdrawn Managing Member or the date the election is made, of a successor Managing Member to manage the Series. Such agreement to continue the business of the Series must also provide for the conversion of the Series into a Roll Up Entity unaffiliated with the Company and or its Managing Member. In the event the business of the Series is continued without dissolution as described in this Section 7.1(d), then the Membership Interest of the withdrawn Managing Member shall be deemed redeemed and it shall be entitled to receive the redemption price thereof determined under Section 6.4(a) hereof.

7.2. **Liquidation**.

(a)   Liquidation of Company. Upon dissolution of the Company, the Managing Member, or if there is no remaining Managing Member, then such Person as is appointed by the Consent of a Majority in Interest of Members (the remaining Managing Member or Members or such other Person conducting the liquidation of Company assets being referred to as the "Liquidator") shall liquidate the Company's assets within such reasonable period and upon such terms, price and conditions as are determined by the Liquidator. The terms of the Limited Liability Company Agreement shall continue to govern the rights and obligations of the Members and the conduct of Company business during the period of winding up Company affairs. The Liquidator, if other than the Managing Member, shall have and may exercise, without further authorization or consent of Members, all of the powers conferred upon the Managing Member under the terms of the Limited Liability Company Agreement (including, without limitation, the powers of attorney granted under Section 1.7) to the extent necessary or desirable in the good faith judgment of the Liquidator to carry out the duties and functions of the Liquidator hereunder for and during such period of time as shall be reasonably required in the good faith judgment of the Liquidator to complete the winding up and liquidation of the Company. The Liquidator shall liquidate the assets of the Company, and apply and distribute the proceeds of such liquidation in the following order of priority, unless otherwise required by mandatory provisions of applicable law:

    (i)   to creditors, including Members who are creditors, to the extent otherwise permitted by law, in satisfaction of the liabilities of the Company (whether by payment or by the establishment of reserves of cash or other assets of the Company for contingent liabilities in amounts, if any, determined by the Liquidator to be appropriate for such purposes), other than liabilities for distributions to Members and former Members under applicable provisions of the DLLCA;

    (ii)   to Members and former Members in satisfaction of liabilities for distributions under applicable provisions of the DLLCA; and

    (iii)   to the Members in accordance with the positive balances of their respective Capital Accounts (determined after allocating all income, gain, deduction, loss and other like items arising in connection with the liquidation of Company assets and otherwise making all Capital Account adjustments required by Sections 3.2(a) or 3.2(b)).

(b)   Liquidation of a Series. Unless otherwise provided for in the applicable Series Agreement, upon dissolution of a Series, the Managing Member or its successor or assign (referred to hereafter as the "Liquidator") shall liquidate the Series' assets within such reasonable period and upon such terms, price and conditions as are determined by the Liquidator. The terms of the Limited Liability Company Agreement and the applicable Series Agreement shall continue to govern the rights and obligations of the Series Investing Members and the conduct of the Series' business during the period of winding up Series affairs. The Liquidator, if other than the Managing Member, shall have and may exercise, without further authorization or consent of Members, all of the powers conferred upon the Managing Member under the terms of the Limited Liability Company Agreement (including, without limitation, the powers of attorney granted under Section 1.7) to the extent necessary or desirable in the good faith judgment of the Liquidator to carry out the duties and functions of the Liquidator hereunder for and during such period of time as shall be reasonably required in the good faith judgment of the Liquidator to complete the winding up and liquidation of a Series. The Liquidator shall liquidate the assets of the Series, and apply and distribute the proceeds of such liquidation in the following order of priority, unless otherwise required by mandatory provisions of applicable law:

(i)   to creditors of the Series, including Members who are creditors of the Series, to the extent otherwise permitted by law, in satisfaction of the liabilities of the Series (whether by payment or by the establishment of reserves of cash or other assets of the Series for contingent liabilities in amounts, if any, determined by the Liquidator to be appropriate for such purposes), other than liabilities for distributions to Members and former Members of the Series under applicable provisions of the DLLCA;

(ii)   to Members and former Members of the Series in satisfaction of liabilities for distributions under applicable provisions of the DLLCA; and

(iii)   to the Members of the Series in accordance with the positive balances of their respective Capital Accounts (determined after allocating all income, gain, deduction, loss and other like items arising in connection with the liquidation of Series assets and otherwise making all Capital Account adjustments required by Sections 3.2(a) or 3.2(b)).

(c)   As each Series is independent from any other Series, notwithstanding any provision hereof or law to the contrary, the liquidation of a Series shall have no adverse legal or economic effect upon any other Series or upon the Company generally. However, the Company may not be liquidated until all Series have either been liquidated or otherwise disposed of.

7.3. **Liquidator Discretion**. Notwithstanding the provisions of Section 7.2 which require the liquidation of the assets of the Company or that of a particular Series, if on dissolution of the Company or a given Series the Liquidator determines that a prompt sale of part or all of the Company's or such Series' assets would be impractical or would cause undue loss to the value of Company or of such Series assets, the Liquidator may defer for a reasonable time (up to three (3) years) the liquidation of any assets, except those necessary to timely satisfy liabilities of the Company or such Series (other than those to Members). No in-kind distributions shall be permitted.

7.4. **Cancellation of Certificate of Formation; Series Agreements**. Upon the completion of the distribution of Company property as provided in Sections 7.2 and 7.3, the Company shall be terminated, and the Liquidator shall cause the cancellation of the Certificate of Formation and all qualifications of the Company as a series limited liability company and shall take such other actions as may be necessary to terminate the Company. Upon the completion of the distribution of a Series' property as provided in Sections 7.2 and 7.3, such Series shall be terminated, and the Liquidator shall cause the cancellation of the Series Agreement and all qualifications of the Series and shall take such other actions as may be necessary to terminate the Series. As each Series is independent from any other Series, notwithstanding any provision hereof or law to the contrary, the cancellation of a Series Agreement of a particular Series shall have no adverse legal or economic effect upon any other Series or upon the Company generally.

7.5. **Return of Capital**. No Managing Member or any Affiliate thereof shall be personally liable for the return of the Capital Contributions of the other Members, or any portion thereof, it being expressly understood that any such return shall be made solely from Company assets or Series assets as the case may be.

7.6. **Waiver of Partition**. Each Member hereby waives any rights to partition of the Company's property and/or that of any particular Series.

ARTICLE VIII

AMENDMENT OF AGREEMENT;

MEETINGS; RECORD DATES; CONSENTS

8.1. **Amendments to be Adopted Solely by Managing Member**. Unless otherwise provided by a Series Agreement, the Managing Member, without need for the Consent of any Series Investing Member, may amend any provision of the Limited Liability Company Agreement and/or of any Series Agreement and execute, swear to, acknowledge, deliver, file, and record whatever documents may be required in connection therewith, to reflect:

(a) a change in the name of the Company or of a particular Series, the registered office or registered agent of the Company or of a particular Series, or the location of the principal place of business of the Company or of a particular Series;

(b) the admission, substitution or withdrawal of Members in accordance with the Limited Liability Company Agreement and/or any Series Agreement;

(c) a change that the Managing Member has determined is necessary or appropriate (i) to qualify or register, or continue the qualification or registration of, the Company as a series limited liability company under the laws of any jurisdiction, (ii) to qualify or register, or continue the qualification or registration of, a Series to do business under the law of any jurisdiction in or through any Person or Affiliate, or (iii) to ensure that neither the Company nor any Series will be treated as an association taxable as a corporation for federal, state, local or foreign income tax purposes; or

(d) a change that (i) the Managing Member have determined is desirable and in the interests of the Company or of a particular Series and the Members as a whole and that does not adversely affect the Series Investing Members in any material respect, or (ii) is necessary or desirable in the opinion of the Managing Member to satisfy any requirements, conclusions, or guidelines contained in any opinion, directive, order, ruling, or regulation of any federal or state agency or judicial authority or contained in any federal or state statute.

8.2. **Amendment Procedures**. Except as provided in Sections 8.1 and 8.3 of the Limited Liability Company Agreement, and unless otherwise provided by a Series Agreement, all amendments to the Limited Liability Company Agreement or any Series Agreement shall be adopted in accordance with the following requirements: (i) amendments may be proposed only by the Managing Member; (ii) if an amendment is proposed, the Managing Member shall seek the Majority in Interest consent of the Series Investing Members having a Membership Interest in such Series; (iii) a proposed amendment shall be effective upon its approval by the Managing Member and a Majority in Interest of the Series Investing Members unless a greater percentage is required; and (iv) the Managing Member shall notify all affected Members upon final adoption of any such proposed amendment.

8.3. **Special Amendment Requirements**. Notwithstanding the provisions of Sections 8.1 and 8.2 of the Limited Liability Company Agreement, no provision of the Limited Liability Company Agreement or any Series Agreement that establishes a percentage of the Members required to take any action shall be amended in any respect that would have the effect of reducing such Consent requirement, unless such amendment is approved by Consent of Members whose aggregate Percentage Interests constitute not less than the voting requirement sought to be reduced. This Section 8.3 shall only be amended with the approval of the Managing Member and a 90% Vote of Series Investing Members.

8.4. **Meetings**. The Managing Member may call a meeting of the Series Investing Members of any particular Series or of the Company generally at any time to consider any matter on which the Series Investing Members are entitled to Consent pursuant to the terms of the Limited Liability Company Agreement or the DLLCA. Series Investing Members of a particular Series owning greater than fifty percent (50%) of the Percentage Interests or Units held by Series Investing Members of such Series may also call a meeting of the Members of such Series by delivering to the Managing Member a request in writing stating that the signing Series Investing Members desire to have a meeting of Series Investing Members called with respect to a Series matter upon which Series Investing Members have the right to Consent and indicating the specific purposes for which the Series meeting is to be called. Series Investing Members may not call a meeting for a Series in which they do not hold Membership Interest. Neither may Series Investing Members of one Series attend a meeting of another Series unless they also hold a Membership Interest in such Series. Series Investing Members requesting a meeting shall specify the Series Investing Members and their respective Percentage Interests or Units on whose behalf the Series Investing Members are exercising the right to call a meeting and only those specified

Series Investing Members and Percentage Interests shall be counted for the purpose of determining whether the required percentage of Series Investing Members set forth in the proceeding sentence has been met. A meeting, whether called by the Managing Member at their volition or upon the request of Series Investing Members, shall be held at a time a place determined by the Managing Member on a date not more than sixty (60) days after the mailing of notice of the meeting. Notice of a meeting which is requested by Series Investing Members shall be mailed within thirty (30) days after receipt by the Managing Member of such request (or such longer period as reasonably may be required for the Managing Member to comply with the requirements of any applicable securities laws). If the terms of the foregoing Section 8.4 are modified in a Series Agreement of a particular Series with respect to the governance of meetings related to such Series, it shall have no effect on the Series Agreement of any other Series or upon the Company or this Section 8.4.

8.5. **Voting Procedures**. Unless otherwise provided by an applicable Series Agreement:

    (a)   For purposes of determining the Series Investing Members entitled to notice of or to vote at a meeting of the Series Investing Members or to give Consents without a meeting as provided in Section 8.7, the Managing Member may set a Record Date which, in the case of a meeting, shall not be less than ten (10) days nor more than sixty (60) days before the date of the meeting.

    (b)   Any Series Investing Member shall be entitled to vote at a meeting in person or by proxy. The Managing Member may establish policies regarding the period of time for which a proxy may be valid, the manner of executing or otherwise granting proxies, the manner for delivery of proxies and like matters. Except as otherwise determined pursuant to policies adopted by the Managing Member, the law of the State of Delaware pertaining to the validity and use of corporate proxies shall govern the validity and use of proxies given by Series Investing Members.

    (c)   Any Member may waive the requirement of the regular call and notice of meetings, or any other Consent requirement, whether before or after the meeting is held or the Consent given.

    (d)   The Managing Member shall have full power and authority concerning the manner of conducting any meeting of the Series Investing Members or solicitations of Consents in writing, including, without limitation, the determination of persons entitled to vote, the existence of a quorum, the conduct of voting or the manner of solicitation of Consents, the validity and effect of any proxies and the determination of any controversies, votes or challenges arising in connection with or during the meeting or the written Consent solicitation process. The Managing Member may designate a person to serve as chairman of any meeting and a person to take the minutes of any meeting, in either case, including, without limitation, a partner, director, manager or officer of the Managing Member. The Managing Member may make such other regulations consistent with applicable law and the Limited Liability Company Agreement as it may deem advisable concerning the conduct of any meeting of the Series Investing Members or solicitations of Consents in writing, including regulations regarding the appointment and duties of inspectors of votes and Consents, the submission and examination of proxies and other evidence of the right to vote, and the giving or revocation of Consents in writing.

8.6. **Quorum; Adjournments**. A Majority in Interest of the Series Investing Members represented in person or by proxy shall constitute a quorum at a meeting of Series Investing Members; provided that any action requiring approval of a specified vote of Series Investing Members hereunder shall require at least the affirmative vote called for in the Limited Liability Company Agreement. In the absence of a quorum, any meeting of Series Investing Members may be adjourned from time to time by the affirmative Consent of Series Investing Members who are holders of a majority of the Percentage Interests or Units represented either in person or by proxy. When a meeting is adjourned to another time or place, notice need not be given of the adjourned meeting and a new Record Date need not be fixed, if the time and place thereof are announced at the meeting at which the adjournment is taken, unless such adjournment shall be for more than forty-five (45) days. At the adjourned meeting, the Company and/or Series, as the case may be, may transact any business which might have been transacted at the original meeting. If the adjournment is for more than forty-five (45) days or if a new Record Date is fixed for the adjourned meeting, a notice of the adjourned meeting shall be given in accordance with this Article V.

8.7. **Action Without a Meeting**. Any action that may be taken at a meeting of the Series Investing Members may be taken without a meeting if Consents in writing setting forth the action so taken are signed by Series Investing Members who are record holders of not less than the minimum Percentage Interests or Units that would be necessary to authorize or take such action at a meeting at which all the Series Investing Members were present and voted. Prompt notice of the taking of action without a meeting shall be given to all Members who have not consented in writing. Whether Consents are solicited by or on behalf of the Managing Member or by any other Person, the Managing Member may specify that any written ballot submitted to Series Investing Members for the purpose of taking any action without a meeting shall be returned to the Company or to the particular Series within the time, not less than twenty (20) days, specified by the Managing Member. Further the Managing Member in any such circumstance may identify a Record Date for determining Series Investing Members entitled to consent in writing. If Consent to the taking of any action by the Series Investing Members is solicited by any Person other than by or on behalf of the Managing Member, the written Consents shall have no force and effect unless and until (i) they are deposited with the Company or with the particular Series, as the case may be, in care of the Managing Member and (ii) such person shall have coordinated such solicitation with the Managing Member so that the Managing Member shall have had the opportunity to make determinations of policies, regulations, procedures, Record Dates and the like with respect to such solicitation and such matters shall have been complied with (it being understood that such actions by the Managing Member shall be taken in a timely manner and shall be exercised in the interest of the Series and the Series Investing Members for the purpose of achieving the orderly and balanced conduct of a Consent solicitation process).

ARTICLE IX

GENERAL PROVISIONS

9.1. **Addressees and Notices**. Any notice, demand, request or report required or permitted to be given or made to a Member under the Limited Liability Company Agreement shall be in writing and shall be delivered in person, by first class mail, by nationally recognized overnight courier or by registered or certified mail, return receipt requested, to the Member at his designated address (regardless of any claim of any Person who may have an interest in any Membership Interest by reason of an assignment or otherwise).

9.2. **Titles and Captions**. All article and section titles and captions in the Limited Liability Company Agreement are for convenience only, shall not be deemed part of the Limited Liability Company Agreement, and in no way shall define, limit, extend, or describe the scope or intent of any provisions hereof. Except as specifically provided otherwise, references to "Articles" and "Sections" are to Articles and Sections of the Limited Liability Company Agreement.

9.3. **Pronouns and Plurals**. Whenever the context may require, any pronoun used in the Limited Liability Company Agreement shall include the corresponding masculine, feminine, or neuter forms, and the singular form of nouns, pronouns, and verbs shall include the plural and vice versa.

9.4. **Binding Effect**. This Limited Liability Company Agreement, including any Series Agreement, shall be binding upon and inure to the benefit of the parties hereto and their heirs, executors, administrators, successors, legal representatives and permitted assigns. However, notwithstanding any law or provision hereof to the contrary, no Member may be bound to the terms of a Series Agreement unless they hold Membership Interest in the Series related to such Series Agreement.

9.5. **Integration**. Except as modified by a Series Agreement pertaining to a particular Series and not to the Company generally, the Limited Liability Company Agreement, as amended, constitutes the entire agreement among the parties hereto pertaining to the subject matter hereof and supersedes all prior agreements and understandings pertaining thereto.

9.6. **Waiver**. No failure by any party to insist upon the strict performance of any covenant, duty, agreement or condition of the Limited Liability Company Agreement or any Series Agreement or to exercise any right or remedy consequent upon a breach thereof shall constitute a waiver of any such breach or of any covenant, agreement, term or condition. Any Member by an instrument in writing may, but shall be under no obligation to, waive any of its rights or any conditions to its obligations hereunder, or any duty, obligation or covenant of any other Member, but no waiver shall be effective unless in writing and signed by the Member making such waiver. No waiver shall affect or alter the remainder of the terms of the Limited Liability Company Agreement or any Series Agreement but each and every covenant, agreement, term and condition hereof shall continue in full force and effect with respect to any other then existing or subsequent breach.

9.7. **Counterparts**. This Limited Liability Company Agreement may be executed in counterparts or via a Subscription Agreement, all of which together shall constitute one agreement binding on all the parties hereto, notwithstanding that all such parties are not signatories to the original or the same counterpart.

9.8. **DELAWARE LAW APPLICABLE**. EXCEPT AS MAY BE MODIFIED BY A SERIES AGREEMENT PERTAINING TO A PARTICULAR SERIES AND NOT TO THE COMPANY GENERALLY, ALL MATTERS IN CONNECTION WITH THE

POWER, AUTHORITY AND RIGHTS OF THE MEMBERS AND ALL MATTERS PERTAINING TO THE OPERATION, CONSTRUCTION, INTERPRETATION OR ENFORCEMENT OF THIS LIMITED LIABILITY COMPANY AGREEMENT SHALL BE GOVERNED AND DETERMINED BY THE INTERNAL LAWS OF THE STATE OF DELAWARE, WITHOUT GIVING EFFECT TO THE PRINCIPLES OF CONFLICTS OF LAWS.

9.9. **DELAWARE JURISDICTION**. EXCEPT AS MAY BE MODIFIED BY A SERIES AGREEMENT PERTAINING TO A PARTICULAR SERIES AND NOT TO THE COMPANY GENERALLY, EACH MEMBER (A) HEREBY IRREVOCABLY SUBMITS TO THE JURISDICTION OF ANY COURT OF THE STATE OF DELAWARE OR THE UNITED STATES DISTRICT COURT FOR THE DISTRICT OF DELAWARE FOR THE PURPOSES OF ANY SUIT, ACTION OR OTHER PROCEEDING ARISING OUT OF THE LIMITED LIABILITY COMPANY AGREEMENT OR ANY SERIES AGREEMENT WHICH IS BROUGHT BY OR AGAINST THE COMPANY, SERIES OR ANY MEMBER, (B) HEREBY IRREVOCABLY AGREES THAT ALL CLAIMS IN RESPECT OF ANY SUCH SUIT, ACTION OR PROCEEDING MAY BE HEARD AND DETERMINED IN ANY SUCH COURT AND (C) TO THE EXTENT THAT IT HAS ACQUIRED, OR HEREAFTER MAY ACQUIRE, ANY IMMUNITY FROM THE JURISDICTION OF ANY SUCH COURT OR FROM ANY LEGAL PROCESS THEREIN, HEREBY WAIVES SUCH IMMUNITY TO THE FULLEST EXTENT PERMITTED BY LAW. EACH MEMBER HEREBY WAIVES, AND HEREBY AGREES NOT TO ASSERT, IN ANY SUCH SUIT, ACTION OR PROCEEDING, IN EACH CASE TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW, ANY CLAIM THAT (i) IT IS NOT PERSONALLY SUBJECT TO THE JURISDICTION OF ANY SUCH COURT, (ii) IT IS IMMUNE FROM ANY LEGAL PROCESS, (iii) ANY SUCH SUIT, ACTION OR PROCEEDING IS BROUGHT IN AN INCONVENIENT FORUM, (iv) VENUE OF ANY SUCH SUIT, ACTION OR PROCEEDING IS IMPROPER OR (v) THE AGREEMENT MAY NOT BE ENFORCED IN OR BY SUCH COURT. EACH MEMBER AGREES THAT PROCESS AGAINST IT IN CONNECTION WITH ANY SUIT, ACTION OR PROCEEDING FILED IN ANY SUCH REFERENCED COURT ARISING OUT OF OR RELATING TO THE AGREEMENT MAY BE SERVED ON IT, BY MAILING THE SAME TO SUCH MEMBER BY REGISTERED MAIL, RETURN RECEIPT REQUESTED, ADDRESSED TO SUCH MEMBER AT ITS ADDRESS FOR NOTICES UNDER THE AGREEMENT, WITH THE SAME EFFECT IN EITHER CASE AS THOUGH SERVED UPON SUCH PERSON PERSONALLY.

9.10. **Invalidity of Provisions**. If any provision of the Limited Liability Company Agreement or any Series Agreement is declared or found to be illegal, unenforceable, or void, in whole or in part, then the parties shall be relieved of all obligations arising under such provision, but only to the extent that it is illegal, unenforceable or void, it being the intent and agreement of the parties that the Limited Liability Company Agreement or any Series Agreement shall be deemed amended by modifying such provision to the extent necessary to make it legal and enforceable while preserving its intent or, if that is not possible, by substituting therefor another provision that is legal and enforceable and achieves the same objectives.

9.11. **Subscription Agreement**. This Limited Liability Company Agreement and any applicable Series Agreement has been executed by the Series Investing Members set forth on Schedule A by the signing of the Subscription Agreement as set forth in the Offering Statement. It is agreed that the executed copy of such Subscription Agreement may be attached to an identical copy of the Limited Liability Company Agreement and a copy of the applicable Series Agreement together with the Subscription Agreements which may be executed by other Series Investing Members.

9.12. **Ratification**. The Series Investing Member whose signature appears upon a true and correct copy of the Subscription Agreement as set forth in the Offering Statement is hereby deemed to have specifically adopted, approved, and agreed to be legally bound by every provision in the Limited Liability Company Agreement and the applicable Series Agreement.

9.13. **Incorporation by Reference**. Every exhibit, schedule, and other appendix attached to the Limited Liability Company Agreement or any Series Agreement and referred to herein is hereby incorporated into the Limited Liability Company Agreement by reference.

* * * * *

(signature page follows)

IN WITNESS WHEREOF, the parties hereto have executed the Limited Liability Company Agreement to be effective as of the Effective Date.

COMPANY:

Amia Investments LLC
a Delaware series limited liability company

By: Amia Management Group LLC
its Managing Member

By: _____   Effective Date: December 18, 2020

Name: _____, Manager

MANAGING MEMBER:

Amia Management Group LLC
a California limited liability company

By: _____   Effective Date: December 18, 2020

Name: _____, Manager

SERIES INVESTING MEMBERS:

All Series Investing Members now and hereafter admitted as Series Investing Members, pursuant to powers now and hereafter executed in favor of, and granted and delivered to, the Managing Member.

By: Amia Management Group LLC, as Agent

By: _____   Effective Date: December 18, 2020

Name: _____, Manager

EXHIBIT D

PROPERTY INFORMATION

Amia Investments LLC
705 W 9th Street, Unit 2306
Los Angeles, California 90015 USA
Telephone: (323) 628-2030
E-mail: mmehdizadeh@amiaengineering.com

This section alone does not constitute an offer by the Company or its Affiliates.
An offer may be made only by an authorized representative of the Company and the recipient must receive a complete Offering
Statement, including all Exhibits.

[PROPERTY DESCRIPTION, ETC.]

EXHIBIT E

SUBSCRIPTION AGREEMENT

Amia Investments LLC
705 W 9th Street, Unit 2306
Los Angeles, California 90015 USA
Telephone: (323) 628-2030
E-mail: mmehdizadeh@amiaengineering.com

This section alone does not constitute an offer by the Company or its Affiliates.
An offer may be made only by an authorized representative of the Company and the recipient must receive a complete Offering Statement, including all Exhibits.

SUBSCRIPTION AGREEMENT AND POWER OF ATTORNEY

TO: Amia Investments LLC
705 W 9th Street, Unit 2306
Los Angeles, California 90015 USA
Telephone: (323) 628-2030
E-mail: mmehdizadeh@amiaengineering.com

FROM: _____

            Full legal name(s) of Subscriber(s)

Ladies and Gentlemen:

The undersigned ("I", "me", "my", "mine", "Investor" or "Subscriber") hereby subscribes for Units of Membership Interest (the "Units") only in Series _____ (the "Series") of the Company in the amount of USD $_____ in accordance with the terms of the Amia Investments LLC (the "Company") Offering Statement as may be amended and supplemented from time to time (the "Offering Statement"), which Offering Statement, including all exhibits thereto, is incorporated into this Subscription Agreement by reference as if fully set forth.

I understand this Offering is being made pursuant to Section 4(a)(6) of the Securities Act of 1933, as amended (the "Securities Act"), and pursuant to Regulation Crowdfunding promulgated by the U.S. Securities and Exchange Commission (the "SEC" or "Commission") as authorized under Title III of the Jumpstart Our Business Startups Act of 2012, as amended (the "JOBS Act").

To induce your acceptance of my subscription for the Company's above-referenced securities, I hereby make the following representations:

I have received the Offering Statement and have had ample time and opportunity to review any documents and information incorporated by reference therein as well as the opportunity to ask questions of, and receive answers from, the Company, its authorized representatives, and Management.

I am aware of the high degree of risk of investing in the Company both generally and as more particularly described in the "Risk Factors" portion of the Offering Statement. I understand that I may lose my entire investment.

I understand that I may not have the opportunity to independently evaluate investments and/or enterprises selected by the Company for acquisition or investment.

I am financially capable of bearing the possible loss of my entire investment and do not have a foreseeable need for the funds I am using. I (or my representatives) have such knowledge and experience regarding investing and/or financial and business matters sufficient to evaluate the merits and risks of this investment.

I understand that the Company's securities have not been registered under the Act or any applicable securities laws of applicable jurisdictions, and that no market exists for the Company's securities. I understand that, if my subscription for the Company's securities is accepted by the Company and the Company's securities are sold to me, I cannot sell or otherwise dispose of the Company's securities unless they are registered or exempt under the Act and applicable securities laws of applicable jurisdictions. Consequently, I understand that I must bear the economic risk of the investment for at least 6 to 12 months pursuant to Rule 144 of the Act or possibly for an indefinite period of time.

I understand that the Company has no obligation to register the Company's securities and there is no assurance that the Company's securities will be registered. I understand that the Company will restrict the transfer of Company's securities in accordance with the foregoing representations. I understand that these securities are being bought through a non-registered, exempt Offering.

All the information I have provided to the Company, either in questionnaires or otherwise, is truthful and complete to the best of my knowledge and should any of the information materially change I will immediately provide the Company with updated information. I also hereby consent to exclusively receive information or other communications from the Company at my e-mail address as set forth in my Suitability Questionnaire and to promptly notify the Company if it changes.

If my subscription is accepted, I understand that Company's Securities will be issued to me and the Company will be able to immediately utilize my funds as described in the Offering Statement. I understand since there is a relatively low "Target Offering" or minimum Offering threshold requirement, that if I am one of the initial investors in the Company that I will bear a disproportionate share of the risks described in the "Risk Factors" section of the Offering Statement which Offering Statement is incorporated herein by reference.

By subscribing for Units in the Series, I agree to not bring any action or other proceeding at law or in equity against the Company generally or against any series in which I do not own Units of Series Investing Membership Interest and to hold harmless all such other series and the members thereof.

I understand from reading the Company's Offering Statement as may be amended and/or supplemented from time to time (the "Offering Statement"), that the Company is offering Units of Series Investing Membership Interest (the "Units") in the above-referenced Series.

I am aware of the high degree of risk of the Series Units as described in the "Risk Factors" portion of the Offering Statement. I am an "Accredited Investor" and/or I otherwise meet the qualifications described in the "Who May Invest" section of the Offering Statement as indicated on my Suitability Questionnaire which is attached hereto and made a part hereof. I am financially capable of bearing the possible loss of my entire investment and do not have a foreseeable need for the funds I am using.

I have received the Offering Statement either in paper or electronic PDF format or both and have read it in its entirety. I also have had ample time and opportunity to review any documents and information incorporated by reference therein as well as the opportunity to ask questions of, and receive answers from, the Series, its authorized representatives, and the Managing Member.

I acknowledge that Amia Management Group LLC, a California limited liability company, is the Managing Member of the Series. I understand that both the Company's Limited Liability Company Agreement and Section 18-215 of the DLLCA explicitly provide that the debts, liabilities, obligations, and expenses incurred, contracted for, or otherwise existing with respect to a particular series shall be enforceable against the assets of that series only, and shall not be enforceable against the assets of the Company generally or any other series. Accordingly, I understand that I will only have a membership interest in the above-referenced Series and in no other series of the Company.

I understand that the Series may reject or refund my subscription for any or no reason. The Agreement shall become binding upon the Series only when accepted, in writing, by the Series. If my subscription is rejected, the funds I have submitted will be returned to me without interest. I understand that I have no right to control or govern the affairs of the Series other than the right to consent on certain matters as set forth in the Company's Limited Liability Company Agreement. I understand that the Series has entered into a sharing arrangement with the Managing Member on terms set forth in the Offering Statement and the Series Agreement as well as the Company's Limited Liability Company Agreement. If the Series accepts my subscription for Units, I agree to be bound by the same.

I do hereby irrevocably constitute and appoint the Managing Member and its duly appointed officers or managers, with power of substitution, as my true and lawful attorney-in-fact, in its name, place and stead, to execute, acknowledge, swear to, and deliver as may be appropriate, on my behalf and file and record in the appropriate public offices and publish, as may be appropriate any and all necessary documents and to carry on any and all business on my behalf in accordance with the stated objectives of the Series as set forth in the Offering Statement. I further acknowledge that this Power of Attorney shall be irrevocable and deemed to be a power coupled with an interest and shall survive my incapacity or death. I agree to be bound by any representation made by the Managing Member and by any successors thereto, acting in good faith pursuant to this Power of Attorney and in accordance with the Series' objectives, and do hereby waive any and all defenses which may be available to contest, negate or disaffirm the action of the Managing Member and any successors thereto, taken in good faith under this Power of Attorney.

If I am not a U.S. Person (as defined by the Offering Statement and/or Section 7701(a)(30) of the Internal Revenue Code of 1986, as amended), I hereby warrant that I have satisfied myself to the full requirements of the laws of its jurisdiction in connection with any invitation to subscribe for the Series Units or any use of this Agreement, including (i) the legal requirements within my jurisdiction for the purchase of the Series Units (ii) any foreign exchange restrictions applicable to such purchase, (iii) any governmental or other consents that may need to be obtained, and (iv) the income tax and other tax consequences, if any, that may be relevant to the purchase, holding, redemption, sale, or transfer of the Series Units. My subscription and payment for and continued beneficial ownership of the Series Units, will not violate any applicable securities or other laws of the jurisdiction in which I reside.

If I am not a U.S. Person (as defined by the Offering Statement and/or Section 7701(a)(30) of the Internal Revenue Code of 1986, as amended), I hereby warrant that: (1) I am not a U.S. Person as that term is defined in Regulation S promulgated pursuant to the Act; (2) I am purchasing the Series Units for my own account and not for the account or benefit of a U.S. person; (3) if I sell the Series Units, I will do so only in accordance with the provisions of Regulation S (Rule 901 through Rule 905, and Preliminary Notes), pursuant to registration under the Act, or pursuant to an available exemption from registration; and (4) I agree not to engage in hedging transactions with regard to the Series Units unless in compliance with the Act. With regard to the foregoing, I declare all of these representations to be true under penalty of perjury.

If I am not a U.S. Person (as defined by the Offering Statement and/or Section 7701(a)(30) of the Internal Revenue Code of 1986, as amended), I hereby warrant (a) that I am not a "U.S. Person" (as defined in the Offering Statement); (b) the Series Units are not being purchased for the account or the benefit of a U.S. Person; (c) at the time the buy order for Series Units is originated, I will be outside the United States in accordance with Regulation S promulgated under the U.S. Securities Act; (d) I will not enter into any discussions regarding the acquisition of the Series Units, and am not acquiring the Series Units, while in the United States; (e) I am acquiring the Series Units without (i) any directed selling efforts made in the United States by the Series and/or Company or their management, distributor and/or officers, directors, managers, any of their respective affiliates, or any persons acting on behalf of any of the foregoing, and (ii) any advertisement or publication by the Company or the Series in violation of Regulation S; (f) any resale of the Series Units must be made in accordance with Regulation S, as promulgated under the U.S. Securities Act; and (g) I am an "accredited investor" as that term is defined in Rule 501(a) of Regulation D, promulgated under the U.S. Securities Act and/or I am an otherwise "sophisticated" investor as described in the Offering Statement. In the event I am "U.S. Person" (as defined in the Offering Statement), I hereby warrant that I (a) initiated discussions with the Company or the Series relating to the purchase of the Series Units on an unsolicited basis; (b) did not receive any information regarding such purchase and sale through any general solicitation or general advertising within the meaning of Rule 502 of Regulation D, promulgated under the U.S. Securities Act; and/or (c) am an "accredited investor" as that term is defined in Rule 501(a) of Regulation D, promulgated under the U.S. Securities Act (as described in the Offering Statement).

I HEREBY REPRESENT AND WARRANT THAT I EITHER READ AND UNDERSTAND THE ENGLISH LANGUAGE OR HAD THIS AGREEMENT, THE MEMORANDUM, LIMITED LIABILITY COMPANY AGREEMENT, SERIES AGREEMENT, AND ANY OTHER DOCUMENTS RELATED THERETO TRANSLATED BY A TRUSTED ADVISOR INTO A LANGUAGE THAT I UNDERSTAND; PROVIDED, HOWEVER, THAT ONLY THIS AGREEMENT AND THE FOREGOING REFERENCED DOCUMENTS IN ENGLISH SHALL HAVE ANY LEGAL FORCE AND EFFECT, AND ANY DOCUMENT TRANSLATED BY ANY PERSON OR ENTITY SHALL HAVE NO FORCE OR EFFECT AND SHALL NOT BIND THE COMPANY OR THE SERIES, ITS MANAGEMENT AND ANY OF THEIR RESPECTIVE AFFILIATES. ANY DOCUMENTS, TRANSLATION OF DOCUMENTS, ADVERTISEMENTS BY THE COMPANY OR THE SERIES OR ITS AFFILIATES ARE FOR GENERAL KNOWLEDGE AND MAY NOT BE RELIED UPON AS A LEGAL OR BINDING TRANSLATION OF COMPANY MATERIALS OR THAT OF ITS AFFILIATES. I AM SOLELY RESPONSIBLE FOR UNDERSTANDING THIS DOCUMENT IN THE ENGLISH LANGUAGE.

Neither myself, nor any of my officers, employees, agents, directors, shareholders or partners have engaged the services of a broker, investment banker or finder to contact any potential investor nor have I or any of my officers, employees, agents, directors, shareholders or partners, agreed to pay any commission, fee or other remuneration to any third party to solicit or contact any potential investor. Neither myself, nor any of my officers, directors, employees, agents, shareholders or partners have (a) engaged in any general solicitation, or (b) published any advertisement in connection with the offer and sale of the Series Units.

I have reviewed with my own tax advisors the U.S. federal, state, local and foreign tax consequences of this investment and the transactions contemplated by this Agreement. With respect to such matters, I have relied solely on such advisors and not on any statements or representations of the Company or the Series or any of its agents, attorneys, accountants, or representatives, written or oral. I understand that I (and not the Company or the Series) shall be responsible for my own tax liability that may arise as a result of this investment or the transactions contemplated by this Agreement.

By signing below, I shall be deemed to have executed this Subscription Agreement and Power of Attorney, the Company's Limited Liability Company Agreement, and the Series Agreement of the above-referenced Series as set forth in the Offering Statement, all of which is incorporated herein in its entirety by reference, and to have subscribed to the terms of the Series Agreement and affirmed the veracity of the foregoing statements.

X_____
Authorized Signature

X_____
Second Authorized Signature (if applicable)

Date: _____

Date: _____

_____
Name of Signatory

_____
Name of Signatory

_____
Title (if applicable)

_____
Title (if applicable)

_____
Name of Entity (if applicable)

ACCEPTANCE:

Amia Investments LLC – SERIES _____ ONLY

By: Amia Management Group LLC
its Managing Member

By: _____

Date: _____

Name: _____

Title: _____